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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-114840

PROSPECTUS

12,000,000 Shares

Common Stock

This is an offering of 12,000,000 shares of Blount International, Inc. ("Blount International") common stock.

Blount International's common stock is listed on the New York Stock Exchange under the symbol "BLT."

Simultaneously with this offering of common stock, Blount, Inc., a subsidiary of Blount International, Inc., is offering $175.0 million aggregate principal amount of its 8 7/8% Senior Subordinated Notes due 2012.

Investing in the common stock involves risks. "Risk Factors" begins on page 13.

	Per Share	Total
Public offering price	$10.00	$120,000,000
Underwriting discounts and commissions	$0.60	$7,200,000
Proceeds to Blount International (before expenses)	$9.40	$112,800,000

We have granted the underwriters a 30-day option to purchase up to 1,800,000 additional shares of common stock at the public offering price less the underwriting discount to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver these shares on or about August 9, 2004.

Joint Book-Running Lead Managers

LEHMAN BROTHERS	JPMORGAN

Joint-Lead Manager

UBS INVESTMENT BANK

ROBERT W. BAIRD & CO.

August 4, 2004

(i)

        Unless the context otherwise requires, (i) "we," "us," "our," and similar terms refer to Blount International, Inc. and its subsidiaries, (ii) "Blount" and "the company" refers to Blount, Inc., (iii) "the corporation" and "Blount International" refers to Blount International, Inc. and (iv) the "guarantors" refers to, collectively, Blount International, Inc., Dixon Industries, Inc., Fabtek Corporation, Frederick Manufacturing Corporation, Gear Products, Inc., Omark Properties, Inc., BI L.L.C., 4520 Corp., Inc. and Windsor Forestry Tools LLC.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or buy only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

(ii)

PROSPECTUS SUMMARY

        This summary may not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision, including the information presented under the heading "Risk Factors" and the more detailed information in the financial statements and related notes appearing elsewhere in this prospectus.

        Unless otherwise indicated, the industry data that appear in this prospectus are derived from publicly available sources that we believe are reliable but that we have not independently verified.

        Unless the context otherwise requires, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Our Company

        We are a leading provider of equipment, accessories and replacement parts to the global forestry and construction industries. We concentrate on manufacturing and marketing branded products in focused end markets, serving professional loggers, construction workers, homeowners, equipment dealers and distributors and original equipment manufacturers ("OEMs"). We believe that we are a global leader in chainsaw chain, guide bars and other accessories and a leading provider of timber harvesting equipment and zero-turn riding lawnmowers to the North American markets. Our products are sold under long-standing brand names, including Oregon, ICS, Prentice, Hydro-Ax and Dixon, which are well-recognized in their respective industries. Approximately 40% of our sales in 2003 were generated outside of the United States, in over 100 countries around the world.

        Our consolidated sales for the year ended December 31, 2003 of $559.1 million were derived from our three business segments: Outdoor Products—$358.8 million, Industrial and Power Equipment—$165.0 million and Lawnmower—$35.7 million (less inter-segment eliminations of $0.4 million). For the same period, consolidated EBITDA was $93.6 million, operating income was $83.8 million and consolidated net loss was $33.7 million. Our consolidated sales for the quarter ended March 31, 2004 were $165.6 million, derived as follows: Outdoor Products—$102.1 million; Industrial and Power Equipment—$54.0 million and Lawnmower—$9.6 million (less inter-segment eliminations of $0.1 million). For the same period, consolidated EBITDA was $31.1 million, operating income was $27.2 million and consolidated net income was $6.9 million. For a definition of EBITDA and a reconciliation to consolidated net income or net loss, see "—Summary Historical Consolidated Financial and Other Data".

	Outdoor Products	Industrial and Power Equipment	Lawnmower
Sales (dollar amounts in millions)(1)	$ 358.8	$ 165.0	$ 35.7
% of Sales(1)	64%	30%	6%
Selected Product Lines	• Saw chain, guide bars and other chainsaw accessories	• Timber harvesting equipment • Gears	• Zero-turning-radius riding lawnmowers
	• Concrete cutting chain	• Rotational bearings
• Lawnmower blades
Selected Brand Names	• Oregon	• Prentice	• Dixon
	• Windsor	• Hydro-Ax
	• ICS	• Timberking
• CTR
Primary End Users	• Professional loggers	• Professional loggers	• Landscape professionals
	• Construction workers	• Construction workers	• Homeowners
	• Homeowners	• Utilities

(1)
For the year ended December 31, 2003.

Outdoor Products

        Our Outdoor Products segment is comprised of the Oregon Cutting Systems Division, Frederick Manufacturing Corporation, Windsor Forestry Tools LLC and ICS. Oregon produces a broad range of cutting chain, chainsaw guide bars, cutting chain drive sprockets and maintenance tools used primarily in portable gasoline and electric chainsaws and mechanical timber harvesting equipment. Frederick manufactures lawnmower blades which it distributes with lawnmower related replacement parts and certain other outdoor care products produced by third party manufacturers. Windsor produces cutting chains and sprockets for chainsaws, as well as mechanical timber harvesting equipment support products, which it distributes along with guide bars produced by Oregon's Canadian facility. ICS manufactures specialized concrete cutting equipment for construction markets around the globe. Approximately 60% of the Outdoor Products segment's sales in 2003 were generated from outside the United States. Our Outdoor Products segment's contribution to our consolidated operating income for the year ended December 31, 2003 was $86.2 million and for the three months ended March 31, 2004 was $26.3 million.

Industrial and Power Equipment

        Our Industrial and Power Equipment ("IPEG") segment is comprised of the Forestry and Industrial Equipment Division ("FIED"), Fabtek Corporation and Gear Products, Inc. FIED manufactures a wide variety of timber harvesting equipment, including loaders and crawler feller bunchers under the Prentice brand name, feller bunchers under the Hydro-Ax brand name and delimbers, slashers and skidders under the CTR brand name. Fabtek Corporation manufactures cut-to-length timber harvesting equipment, including forwarders, harvesters and harvester heads. Gear Products, Inc. manufactures bearings, winch drives and swing drives used to provide hydraulic power transmission in heavy equipment used in the utility, timber harvesting and industrial markets. Our Industrial and Power Equipment segment's contribution to our consolidated operating income for the year ended December 31, 2003 was $11.7 million and for the three months ended March 31, 2004 was $4.8 million.

Lawnmower

        Our Lawnmower segment is comprised of Dixon Industries, Inc., which manufactures zero-turning-radius (ZTR) lawnmowers and related attachments. Dixon sells its products through distribution channels comprised of full-service dealers, North American distributors and export distributors. Although the financial performance of the Lawnmower segment has been adversely affected over the past twelve months by weather, competition and a distribution channel shift, the segment's operating performance has been historically strong. Our Lawnmower segment's contribution to our consolidated operating income for the year ended December 31, 2003 was a loss of $1.2 million and for the three months ended March 31, 2004 was a loss of $0.2 million.

Competitive Strengths

        We believe the following competitive strengths have been instrumental to our success:

        Leading market positions and strong brand names.    We maintain leading market positions in each of our business segments. Approximately 61% of our revenues are generated from products with top three market share positions. We believe that our Oregon brand is well known to end users and that we are a leader in the production of cutting chain and guide bars worldwide. We believe our global market share (based on volume) in chainsaw chain and guide bars is approximately 57% and 52%, respectively. Our Industrial and Power Equipment segment is a North American market leader in feller bunchers, loaders and slashers/delimbers for timber harvesting. Dixon pioneered the development of zero-turn riding lawnmowers for both residential and commercial applications and remains a leading manufacturer of zero-turn riding lawnmowers. Our high quality products and brands have allowed us to cultivate a loyal customer base and develop leading positions in many of our markets. We believe the strength of our long-standing brands, which are well recognized in their respective industries, provides us with a significant advantage over our competitors.

        Strong sales to the aftermarket.    Our saw chain and guide bar businesses manufacture products which are consumed rapidly and must be replaced frequently. The markets for these products are characterized by a high degree of recurring revenues from sales to the aftermarket. Typical professional loggers, for example, change their saw chains, on average, every ten days. Approximately 76% of our saw chain sales are replacement sales. Such sales generate higher margins than sales directly to OEMs or industrial users.

        Balanced and diversified business mix.    We have been successful in achieving a balanced diversification with respect to geography, customer base, distribution channels and product lines:

  •
  In 2003, approximately 40% of our sales were generated from outside of the United States, in more than 100 different countries;

  •
  Our products are sold to a broad customer base. In 2003, approximately 5% of our sales were to consumers, 77% were to dealers and distributors (consisting of over 9,500 dealers and distributors), and the remaining 18% were to OEMs. We generally have long-standing relationships with our leading customers, including The Electrolux Group, which represents approximately 10% of our sales, and with many of our other top 10 customers, who represent an aggregate of approximately 18% of our sales; and

  •
  Our distribution channels are broad and varied and include (i) direct sales to OEMs; (ii) sales to distributors who in turn sell to dealers; (iii) sales to dealers; and (iv) sales through competitive bidding processes.

        Low cost operator.    We have incorporated a philosophy of continuous improvement throughout our operations by focusing on such areas as purchasing costs, manufacturing efficiency, product development, material utilization and selling, general and administrative costs and activities. For example, our Outdoor Products segment has been practicing Total Quality Management principles since the mid-1980s. As a result, the cost to produce a foot of saw chain is less today than it was in 1982. We believe that our focus on continuous improvement initiatives has enabled us to achieve operating margins that are higher than those of our competitors, even during market downturns.

        Strong and experienced management team.    Our management team is well regarded in the industry, and our senior managers have an average of over 28 years of relevant operating experience. James Osterman, our President and Chief Executive Officer, has over 44 years of experience with us. Kenneth Saito, President of the Oregon Cutting Systems Group, and Dennis Eagan, President of the IPEG segment, each have over 28 years of industry experience. We believe that our team has substantial depth in critical operational areas and has demonstrated success in achieving growth, reducing costs, integrating businesses and improving efficiency.

Company Strategy

        Our goal is to maintain leadership positions in a focused number of substantial end markets. The key elements of our business strategy are the following:

        Continue to expand market leadership positions.    We intend to further expand our market leadership positions by continuing to capitalize on our long-standing brand names, which are well recognized in their respective industries, our strong customer relationships and our expertise in developing innovative products. This strategy has enabled us to achieve leading positions in many of our product lines, including chainsaw chain, guide bars, log loaders, automated timber harvesting equipment and delimbing equipment, providing us with a competitive advantage. In addition, in March

2003, we entered into a long-term marketing and supply agreement with Caterpillar Inc., through which we intend to expand the distribution channels of our IPEG segment, which we believe will allow us to grow our sales and market share in the timber harvesting equipment market.

        Expand our low cost production capabilities.    We continuously seek ways to lower costs, enhance product quality, improve manufacturing efficiencies and increase product output. In addition to our continuous improvement program, we have identified several special programs to reduce costs over the next several years in each of our business segments. These programs include consolidation within the Outdoor Products segment, consolidation of Windsor's manufacturing plants and the implementation of an enterprise resource planning software system. In addition, we are in the preliminary stages of constructing a 110,000 square foot manufacturing plant in Fuzhou, China. The plant is being built to meet increasing capacity needs and to reduce overall manufacturing costs. We also intend to establish a purchasing operation in Fuzhou that will focus on securing high quality, low-cost raw materials to be utilized in our North American facilities. We believe our on-going cost saving initiatives will enable us to continue to lower our manufacturing costs and enhance our operating margins.

        Expand our international presence.    International expansion has also been a strong source of growth for us. Our international sales have grown from $188 million in 2001 to $228 million in 2003. Although certain of our foreign markets face economic and political uncertainty, we believe our ongoing investments in Canada, Brazil, the European Union and China will support continued growth in international sales. Although changes in currency exchange rates could slow our strong international growth, we believe current currency exchange rates, especially with respect to the weakness of the U.S. dollar in comparison to the European euro, generally have helped our international growth. Through our relationship with Caterpillar Inc., we expect that our IPEG segment will gain entry into several international markets where it currently does not have a significant presence, including Russia and South America. As a result of our alliance with Caterpillar Inc., sales generated outside of North America in our IPEG segment have increased from 1.7% of total segment sales in 2003 to 3.5% of total segment sales in the first quarter of 2004. We expect that the continued expansion of our international presence will be a significant source of growth in the future.

        Continue to develop new products.    We have consistently introduced new products or improvements to existing products into the marketplace to meet customer demand and offer competitive alternatives:

  •
  Oregon has a long history of industry "firsts", dating back to our development of the first modern chainsaw chain in 1947; we continue to focus our efforts on improving our existing products in order to provide our customers with the highest degree of quality, performance and safety;

  •
  ICS successfully introduced the first and only series of concrete cut-off chainsaws, which provide construction contractors with an efficient alternative to the traditional circular saws that are currently used in the concrete cutting industry;

  •
  FIED introduced our first log-skidder in 2002, which complements our existing timber harvesting equipment product line and has enabled FIED to gain access to new distribution channels and to expand the Blount quality image; and

  •
  Dixon has introduced two new zero-turning-radius riding lawn mower product lines over the past two years: (i) the Zeeter line is an entry level model with retail prices starting below $2,000 per unit, offering an alternative to entry level tractor style mowers and (ii) the Ram line is Dixon's first all steel body unit and provides Dixon's loyal customer base with a product similar to those recently offered by our competitors.

        We intend to continue to design and develop new products and make meaningful improvements to our existing products to better meet our customers needs and improve our product mix and profit margins.

        Pursue strategic acquisitions.    We have historically made strategic bolt-on acquisitions in our selected end markets. Since 1990, we have successfully integrated numerous strategic acquisitions in, or related to, our existing businesses, including most recently Fabtek Corporation in September 2000 and Windsor Forestry Tools LLC in October 2000. We believe we have obtained significant benefits through the acquisition of related businesses that have allowed us to leverage our existing manufacturing capabilities and distribution networks. We will continue to selectively pursue complementary strategic acquisitions that allow us to leverage the marketing, engineering and manufacturing strengths of our operations and grow our sales to new and existing customers.

Recent Developments

        We recently announced a summary of our operating results for the quarter ended June 30, 2004. The following preliminary unaudited consolidated financial data summarizes our results of operations for the quarter ended June 30, 2004 and certain balance sheet data as of June 30, 2004, as well as comparative data for the quarter ended June 30, 2003. We have not yet filed our Quarterly Report on Form 10-Q for the period, and therefore our operating results for the quarter ended June 30, 2004 have not been reviewed, or subject to any agreed upon procedures or otherwise passed upon, by PricewaterhouseCoopers LLP and are subject to completion of our normal quarter-end closing procedures which may result in changes to these results.

        We estimate that our consolidated sales for the quarter ended June 30, 2004 were approximately $169.2 million as compared to $131.2 million for the same period in 2003. On a segment basis for the quarter ended June 30, 2004, we estimate that sales at: (1) Outdoor Products were approximately $102.2 million as compared to $87.9 million for the same period in 2003; (2) Industrial and Power Equipment were approximately $53.1 million as compared to $33.2 million for the same period in 2003; and (3) Lawnmower were approximately $14.2 million as compared to $10.2 million for the same period in 2003. For the quarter ended June 30, 2004, we estimate that (1) operating income was approximately $28.5 million as compared to $19.3 million for the same period in 2003 and (2) net income was approximately $8.0 million as compared to a net loss of $0.7 million for the same period in 2003.

        We estimate that our consolidated sales for the six months ended June 30, 2004 were approximately $334.8 million as compared to $254.1 million for the same period in 2003. On a segment basis for the six months ended June 30, 2004, we estimate that sales at: (1) Outdoor Products were approximately $204.3 million as compared to $173.1 million for the same period in 2003; (2) Industrial and Power Equipment were approximately $107.1 million as compared to $63.1 million for the same period in 2003; and (3) Lawnmower were approximately $23.8 million as compared to $18.1 million for the same period in 2003. For the six months ended June 30, 2004, we estimate that (1) operating income was approximately $55.7 million as compared to $37.6 million for the same period in 2003 and (2) net income was approximately $14.9 million as compared to a net loss of $0.2 million for the same period in 2003.

        The year over year improvement in sales and profitability was primarily due to an approximately double-digit percentage increase in unit volume, for all three of our business segments. We estimate that (1) our order backlog increased by approximately 4.8% to approximately $130.3 million as of June 30, 2004 from $124.4 million as of March 31, 2004, (2) depreciation and amortization for the quarter ended June 30, 2004 were approximately $3.8 million as compared to $3.2 million for the same period in 2003 and (3) depreciation and amortization for the six months ended June 30, 2004 were approximately $7.6 million as compared to $6.5 million for the same period in 2003.

        As of June 30, 2004, we had aggregate outstanding indebtedness of $607.6 million, which does not give effect to the refinancing transactions. See "Capitalization," "Use of Proceeds" and "The Refinancing Transactions."

Lehman Brothers Merchant Banking Group

        As of March 31, 2004, Lehman Brothers Merchant Banking Partners II, L.P. ("Lehman Brothers Merchant Banking Partners"), which is controlled by Lehman Brothers Merchant Banking Group, and its affiliates owned 85.0% of Blount International's outstanding common stock and 100% of its Convertible Preferred Equivalent Security. Lehman Brothers Merchant Banking Group was established in 1986 to achieve significant long-term capital appreciation through investments in private equity and equity linked securities. Today, the team has over 20 dedicated professionals with offices in New York and London. Since 1986, Lehman Brothers Merchant Banking Group has raised and managed six investment vehicles, with committed capital in excess of $3.6 billion.

The Refinancing Transactions

        This offering is one of a series of refinancing transactions which also includes:

  •
  the issuance by Blount of $175.0 million of its 8 7/8% Senior Subordinated Notes due 2012;

  •
  an amendment and restatement of our credit facilities pursuant to which we will borrow $374.9 million;

  •
  the redemption in full of Blount, Inc.'s 7% Senior Notes due 2005;

  •
  the redemption in full of Blount, Inc.'s 13% Senior Subordinated Notes due 2009; and

  •
  the prepayment in full of Blount International, Inc.'s 12% Convertible Preferred Equivalent Security due 2012.

The foregoing transactions are collectively referred to in this prospectus as the "refinancing transactions."

        We expect the net proceeds from the share offering to be $112.2 million, and we expect the net proceeds from the note offering to be $169.4 million. The amendment and restatement of our credit facilities will, among other things, provide for an additional $229.9 million of borrowings as compared to our existing credit facilities, and we intend to borrow $374.9 million under the amended and restated credit facilities as a part of the refinancing transactions.

        Immediately prior to the refinancing transactions, we estimate that there will be:

  •
  $150.0 million of 7% Senior Notes outstanding, which are redeemable at a make-whole premium;

  •
  $323.2 million of 13% Senior Subordinated Notes outstanding, which are redeemable, beginning August 1, 2004, at 106.500% of the aggregate principal amount thereof, or $344.2 million; and

  •
  $29.0 million (composed of the prepayment premium of 102.400% of the aggregate principal amount thereof, plus accrued and unpaid interest) will be outstanding in respect of the 12% Convertible Preferred Equivalent Security.

        We expect to complete the prepayment of the 12% Convertible Preferred Equivalent Security, which is held by an affiliate of Lehman Brothers Merchant Banking Partners, concurrently with the closing of the note offering and the share offering. We expect to complete the redemption of the 7% Senior Notes and the 13% Senior Subordinated Notes not later than 30 days after the closing of the note offering and the share offering pursuant to optional redemption procedures set forth in the indentures governing the notes. Pending the redemption of the 7% Senior Notes and the 13% Senior Subordinated Notes, we will deposit net proceeds from the note offering and the share offering in an amount equal to the aggregate redemption price for those notes in a special deposit account maintained by one of our banks.

        After the refinancing transactions, we will have utilized $374.9 million of our amended restated credit facilities, and we estimate that we will have approximately $37.2 million in availability remaining under the revolving credit facility. See "Unaudited Pro Forma Condensed Consolidated Financial Data", "Capitalization" and "Description of Our Indebtedness."

Organizational Chart

        The following sets forth a summary of our organizational structure and primary brands, as well as our ownership and capitalization structure, after giving effect to the refinancing transactions.

Lehman Brothers Merchant Banking Partners and Management
Public Common Shareholders
Blount International, Inc.
100%
Amended and Restated Credit Facilities (Co-Borrower with certain subsidiaries)
Blount, Inc.
New Notes (Issuer)
100%
Outdoor Products
Industrial & Power Equipment
Lawnmower
Oregon Cutting Systems Division
• Oregon Saw Chain, Bars & Accessories
• ICS Concrete Cutting Systems
Forestry & Industrial Equipment Division
• Hydro-Ax Timber Harvesting Tractors
• Prentice Loaders and Track Feller Bunchers
• CTR Slashers, Delimbing Systems and Grapples
Dixon Industries, Inc.
• Dixon Zero-Turning-Radius Lawnmowers
Frederick Manufacturing Corporation
• Oregon Lawnmower Parts & Accessories
Fabtek Corporation
• Forwarders, Harvesters and Harvester Heads
Windsor Forestry Tools LLC
• Windsor Guide Bars, Cutting Chain and Accessories
Gear Products, Inc.
• Gears & Rotational Bearings
• Hydraulic Pumps and Motors

The Share Offering

Common Stock Offered by Blount International, Inc.	12,000,000 shares.
Common Stock to be Outstanding Immediately After This Offering
42,883,103 shares. The number of shares of Blount International common stock that will be outstanding after this offering is based on the number of shares outstanding as of March 31, 2004 and, unless otherwise stated or the context otherwise requires, excludes the exercise of the underwriter's over-allotment option.
Over-Allotment Option	1,800,000 shares.
Concurrent Note Offering
In a separate, concurrent offering, Blount International's wholly owned subsidiary, Blount, is offering $175.0 million aggregate principal amount of its 8 7/8% Senior Subordinated Notes due 2012. The note offering is being made exclusively by a separate prospectus. Blount International and certain subsidiaries of Blount will fully and unconditionally guarantee all of the obligations on the notes. See the section entitled "The Note Offering."
Use of Proceeds
We intend to use the net proceeds from this offering, together with the net proceeds from the note offering and borrowings under our amended and restated credit facilities, to repay certain of our existing indebtedness and pay transaction fees and expenses incurred in connection with the refinancing transactions. See "Use of Proceeds" and "Description of Our Indebtedness."
New York Stock Exchange Listing	Blount International's common stock is listed on the New York Stock Exchange under the symbol "BLT."
Risk Factors
You should carefully read and consider the information set forth under the caption "Risk Factors" and all other information set forth in this prospectus before investing in Blount International's common stock.

Summary Historical Consolidated Financial and Other Data

        The following tables set forth our summary historical consolidated financial and other data as of the dates and for the periods indicated. You should read the following summary historical financial data in conjunction with "Selected Historical Consolidated Financial Data," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The summary historical consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001 are derived from our consolidated financial statements for such periods which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The summary historical financial statements as of and for the twelve months and three months ended March 31, 2004 and as of and for the three months ended March 31, 2003 are derived from our unaudited consolidated financial statements for such periods and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data presented for such periods. Our audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 and as of December 31, 2003 and 2002 and our unaudited consolidated financial statements as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 are included elsewhere in this prospectus. The historical consolidated financial data is presented for informational purposes only and does not purport to project our financial position as of any future date or our results of operation for any future period.

        The summary pro forma balance sheet data as of March 31, 2004 has been prepared to give pro forma effect to the refinancing transactions as if they had occurred on March 31, 2004. The pro forma financial ratios for the twelve months ended March 31, 2004 have been prepared to give pro forma effect to the refinancing transactions as if they had occurred as of April 1, 2003. The summary pro forma financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the refinancing transactions actually been consummated on such dates and do not purport to indicate results of operations as of any future date or for any future period.

	Twelve Months Ended March 31,	Three Months Ended March 31,		Year Ended December 31,
	2004	2004	2003	2003	2002	2001(1)
	(unaudited)	(unaudited)
	(Dollar amounts in millions)
Statements of Income (Loss) Data:
Sales	$601.8	$165.6	$122.9	$559.1	$479.5	$468.7
Cost of sales	397.9	108.6	80.1	369.4	318.3	312.3

Gross profit	$203.9	$57.0	$42.8	$189.7	$161.2	$156.4
Selling, general and administrative expenses(2)	111.2	29.8	24.3	105.7	91.5	95.5
Restructuring expenses	—	—	0.2	0.2	7.2	16.2

Operating income (loss)	$92.7	$27.2	$18.3	$83.8	$62.5	$44.7
Interest expense, net	69.1	17.4	17.3	69.0	71.1	94.5
Other income (expense)(3)	(3.4)	0.1	(0.1)	(3.6)	(0.7)	(9.1)

Income (loss) from continuing operations before income taxes	$20.2	$9.9	$0.9	$11.2	$(9.3)	$(58.9)
Net income (loss) from continuing operations	$(27.3)	$6.9	$0.5	$(33.7)	$(4.8)	$(37.6)
Net income (loss)	$(27.3)	$6.9	$0.5	$(33.7)	$(5.7)	$(43.6)
Earnings per share:
Basic:
Net income (loss) from continuing operations	$(0.88)	$0.22	$0.02	$(1.09)	$(0.16)	$(1.22)
Net income (loss)	$(0.88)	$0.22	$0.02	$(1.09)	$(0.19)	$(1.42)
Diluted:
Net income (loss) from continuing operations	$(0.83)	$0.21	$0.01	$(1.09)	$(0.16)	$(1.22)
Net income (loss)	$(0.83)	$0.21	$0.01	$(1.09)	$(0.19)	$(1.42)
Shares used in earnings per share computations (in millions):
Basic	30.9	30.9	30.8	30.8	30.8	30.8
Diluted	32.8	32.8	32.0	30.8	30.8	30.8

Balance Sheet Data (at end of applicable period):
Cash and cash equivalents	$18.4	$18.4	$11.9	$35.2	$26.4	$47.6
Working capital	91.8	91.8	118.4	83.4	91.0	82.7
Property, plant and equipment	91.7	91.7	91.4	92.0	90.7	96.2
Total assets	405.4	405.4	414.7	400.4	428.0	444.8
Total debt	610.2	610.2	627.6	610.5	627.5	641.0
Stockholders' equity (deficit)	(390.3)	(390.3)	(368.3)	(397.3)	(368.9)	(349.9)
Other Data:
EBITDA (4)	$103.2	$31.1	$21.4	$93.6	$74.1	$76.1
Net cash provided by (used in) operating activities	52.9	(12.1)	(9.2)	55.8	28.8	47.8
Net cash provided by (used in) investing activities	(16.1)	(3.5)	(4.5)	(17.1)	(32.9)	189.1
Net cash provided by (used in) financing activities	(30.3)	(1.2)	(0.8)	(29.9)	(17.1)	(194.1)
Depreciation and amortization (5)	13.9	3.8	3.2	13.4	13.8	28.0
Purchases of property, plant and equipment additions	16.0	3.5	4.0	16.5	17.1	11.5
Acquisitions of businesses	—	—	—	—	—	1.3
As of March 31,
2004
(unaudited)
Pro Forma Balance Sheet Data: (6)
Cash and cash equivalents	$5.3
Property, plant and equipment	91.7
Total assets	399.1
Total debt	549.9
Stockholders' equity (deficit)	(325.2)
Twelve Months Ended March 31,
2004
(unaudited)
Pro Forma Financial Ratios: (6)(7)
Operating income/Pro forma interest expense, net	2.61
EBITDA/Pro forma interest expense, net	2.91
Pro forma Total debt/Operating income	5.93
Pro forma Total debt/EBITDA	5.33
	Twelve Months Ended March 31,	Three Months Ended March 31,		Year Ended December 31,
	2004	2004	2003	2003	2002	2001(1)
	(Dollar amounts in millions)
Segment Operating Data:
Sales:
Outdoor Products	$375.7	$102.1	$85.2	$358.8	$307.4	$307.4
Industrial and Power Equipment	189.1	54.0	29.9	165.0	131.7	120.6
Lawnmower	37.4	9.6	7.9	35.7	41.4	43.0
Inter-Segment Elimination	(0.4)	(0.1)	(0.1)	(0.4)	(1.0)	(2.3)

Total sales	$601.8	$165.6	$122.9	$559.1	$479.5	$468.7

Segment contribution (loss):
Outdoor Products	$90.7	$26.3	$21.8	$86.2	$67.7	$69.4
Industrial and Power Equipment	16.5	4.8	—	11.7	5.2	(1.7)
Lawnmower	(0.7)	(0.2)	(0.7)	(1.2)	2.7	0.9
Inter-Segment Elimination	—	—	—	—	0.3	—

Contribution from segments	$106.5	$30.9	$21.1	$96.7	$75.9	$68.6
Sales backlog:
Outdoor Products	$73.0	$73.0	$51.2	$66.7	$42.9	$32.9
Industrial and Power Equipment	49.5	49.5	9.4	47.7	10.3	12.9
Lawnmower	1.9	1.9	0.5	4.9	3.1	3.1

Total backlog	$124.4	$124.4	$61.1	$119.3	$56.3	$48.9

(1)
Gives effect to the sale of the our Sporting Equipment Segment ("SEG") on December 7, 2001. Results of SEG are included in discontinued operations.

(2)
Includes stock-based compensation expense of $0.1 million for the year ended December 31, 2003 and $0.1 million for the three months ended March 31, 2004. Includes an expense of $0.6 million for the curtailment of a proposed financing plan for the year ended December 31, 2002.

(3)
Includes $0.1 million for gain on securities held in an executive trust for the year ended December 31, 2003 and $0.2 million for the three months ended March 31, 2004. Includes loss on the early extinguishment of debt of $2.8 million, $0.5 million and $8.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Includes loss on sales of capital assets of $0.8 million, $1.6 million and $0.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Includes proceeds of $2.1 million from a life insurance policy for a former company executive in the year ended December 31, 2002.

(4)
EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Our credit facilities contain a measure of EBITDA that includes additional (and different) adjustments. Management uses EBITDA principally as a measure of operating performance for the corporation on a consolidated basis, and for each of our operating segments. EBITDA is a non-GAAP measure and the components of our calculation may differ materially from similar measures used by other companies. EBITDA is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP or an as alternative to cash flow from operating activities. The use of EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability, the exclusion of interest expense and associated significant cash requirements, the exclusion of income tax expenses or benefits which may ultimately be realized through the payment or receipt of cash and the exclusion of depreciation and amortization, which represents significant and unavoidable operating costs, given the capital expenditures needed to maintain our business. Management compensates for these limitations by relying primarily on our GAAP results and by using EBITDA only supplementally. Our management believes EBITDA is useful to the investors because it enables investors to evaluate how management views our business and because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies with substantial financial leverage. The following table reconciles net income or net loss to EBITDA:

	Twelve Months Ended March 31,	Three Months Ended March 31,		Year Ended December 31,
	2004	2004	2003	2003	2002	2001
	(Dollar amounts in millions)
Net income (loss) (A)	$(27.3)	$6.9	$0.5	$(33.7)	$(5.7)	$(43.6)
Interest expense, net (B)	69.1	17.4	17.3	69.0	71.1	94.5
Provision (benefit) for income taxes (C)	47.5	3.0	0.4	44.9	(5.1)	(2.8)
Depreciation and amortization (D)	13.9	3.8	3.2	13.4	13.8	28.0

EBITDA	$103.2	$31.1	$21.4	$93.6	$74.1	$76.1

      (A)
      Includes net loss from discontinued operations of $0.9 million and $6.0 million for the years ended December 31, 2002 and 2001, respectively.

      (B)
      Cash interest paid for the years ended December 31, 2003, 2002 and 2001 was $63.9 million, $64.9 million and $92.5 million, respectively. Cash interest paid for the three months ended March 31, 2004 and 2003 was $22.8 million and $23.5 million, respectively.

      (C)
      Includes income tax benefit of $0.6 million for discontinued operations in the year ended December 31, 2002 and income tax expense of $18.5 million for discontinued operations in the year ended December 31, 2001. Cash income taxes paid net of refunds for 2003, 2002 and 2001 were $9.0 million, $5.2 million and $(1.3) million, respectively. Cash income taxes paid for the three months ended March 31, 2004 was $1.5 million and a net refund of $4.1 million was realized in the three months ended March 31, 2003.

      (D)
      Includes depreciation and amortization of $10.4 million for our former SEG segment in the year ended December 31, 2001.

(5)
In 2002, we adopted the non-amortization provisions of Statement of Financial Accounting Standards ("SFAS") No. 142. As a result of the adoption of SFAS 142, results for the years ended December 31, 2002 and 2003 do not include certain amounts amortization of goodwill that are included in prior years' financial results, described in Note 4 of Notes to Consolidated Financial Statements for the year ended December 31, 2003.

(6)
Pro forma to reflect the refinancing transactions as discussed in "Use of Proceeds" and as adjusted in "Capitalization." See also "Unaudited Pro Forma Condensed Consolidated Financial Data."

(7)
Operating income and EBITDA are presented on a historical basis as they are not affected by the refinancing transactions. Pro forma total debt gives effect to the refinancing transactions as if they had occurred on March 31, 2004 and pro forma interest expense is for the twelve months ended March 31, 2004 and gives effect to the refinancing transactions as if they had occurred on January 1, 2003. The most directly comparable GAAP financial measure to EBITDA/pro forma interest expense is operating income/pro forma interest expense, which is calculated by dividing operating income by pro forma interest expense. EBITDA/pro forma interest expense is calculated by dividing EBITDA by pro forma interest expense.

The most directly comparable GAAP financial measure to pro forma total debt/EBITDA is pro forma total debt/operating income, which is calculated by dividing pro forma total debt by operating income. Pro forma total debt/EBITDA is calculated by dividing pro forma total debt by EBITDA.

RISK FACTORS

        You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, prior to making an investment decision. You may lose all or part of your investment.

Risks Related to Our Business

Substantial Leverage—Due to our substantial leverage, we may have difficulty operating our business and satisfying our debt obligations.

        As of March 31, 2004, after giving pro forma effect to the refinancing transactions, we would have had approximately $724.3 million of total liabilities, $549.9 million of total debt and a stockholders' deficit of $325.2 million. This substantial leverage may have important consequences for us, including the following:

  •
  our ability to obtain additional financing for working capital, capital expenditures or other purposes may be impaired or such financing may not be available on terms favorable to us;

  •
  a substantial portion of our cash flow available from operations will be dedicated to the payment of principal and interest expense, which will reduce the funds that would otherwise be available to us for operations and future business opportunities;

  •
  a substantial decrease in net operating income and cash flows or an increase in expenses may make it difficult for us to meet our debt service requirements or force us to modify our operations; and

  •
  our substantial leverage may make us more vulnerable to economic downturns and competitive pressure.

        The credit agreement governing our amended and restated credit facilities and the new indenture for Blount's 8 7/8% Senior Subordinated Notes due 2012 will contain restrictions that may affect our operations, including our and certain of our subsidiaries' ability to incur indebtedness or make acquisitions or capital expenditures. However, these restrictions will not fully prohibit us or our subsidiaries from incurring additional indebtedness, and this additional indebtedness may be substantial. The terms of our amended and restated credit facilities will allow us to incur additional indebtedness of up to approximately $37.2 million after completion of the refinancing transactions. If we, Blount or any of our subsidiaries incur additional indebtedness following the refinancing transactions, the risks outlined above could worsen.

Restrictive Covenants—The terms of our indebtedness contain a number of restrictive covenants, the breach of which could result in acceleration of the amended and restated credit facilities and the notes.

        The terms of our indebtedness contain a number of restrictive covenants, the breach of which could result in acceleration of our obligations to repay amounts owed under our amended and restated credit facilities and the notes. An acceleration of our repayment obligation under our amended and restated credit facilities could result in a payment or distribution of substantially all of our assets to our secured lenders, which would materially impair our ability to operate our business as a going concern. The indenture and our amended and restated credit facilities will, among other things, restrict our and certain of our subsidiaries' ability to:

  •
  borrow money and issue preferred stock;

  •
  guarantee indebtedness of others;

  •
  pay dividends on or purchase our stock or our restricted subsidiaries' stock;

  •
  make investments;

  •
  use assets as security in other transactions;

  •
  sell certain assets or merge with or into other companies;

  •
  enter into sale and leaseback transactions;

  •
  enter into certain types of transactions with affiliates;

  •
  limit dividends or other payments to us;

  •
  enter into new businesses; and

  •
  make certain payments in respect of subordinated indebtedness.

        See "Description of Our Indebtedness."

        The amended and restated credit facilities will also prohibit Blount from prepaying principal in respect of the notes and restricts our ability to engage in any business or operations other than those incidental to our ownership of the capital stock of Blount. In addition, the amended and restated credit facilities require us to maintain certain financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce debt or to act in a manner contrary to our business objectives. Our ability to meet those financial ratios and tests could be affected by events beyond our control, and there can be no assurance that we will meet those ratios and tests. A breach of any of these covenants could result in a default under any or all of the notes or the amended and restated credit facilities. Upon the occurrence of an event of default under the amended and restated credit facilities, the lenders could elect to declare all amounts outstanding under the amended and restated credit facilities, together with any accrued interest and commitment fees, to be immediately due and payable. If the borrowers were unable to repay those amounts, the lenders under the amended and restated credit facilities could enforce the guarantees from the guarantors and proceed against the collateral securing the amended and restated credit facilities. The assets of the applicable guarantors could be insufficient to repay in full that indebtedness and our other indebtedness, including the notes. See "Description of Our Indebtedness."

Litigation—We may have litigation liabilities that could result in significant costs to us.

        Our historical business operations have resulted in a number of litigation matters, including litigation involving personal injury or death as a result of alleged design or manufacturing defects of our products. Some of these product liability suits seek significant or unspecified damages for serious personal injuries for which there are retentions or deductible amounts under our insurance policies. In the future we may face additional lawsuits, and it is difficult to predict the amount and type of litigation that we may face. Litigation and insurance and other related costs could result in future liabilities that are significant and which could significantly reduce our cash flows and cash balances. See "Business—Legal Proceedings."

Key Customers and Suppliers—Any loss of a few key customers or suppliers would substantially decrease our sales.

        In 2003, approximately $57.8 million (approximately 10%) of our sales were to one customer (The Electrolux Group) and approximately $117.6 million (approximately 20%) of our sales were to our top four customers. While we expect these business relationships to continue, the loss of any of these customers would most likely substantially decrease our sales. Additionally, Blount's Industrial and Power Equipment segment has a joint marketing, supply and distribution arrangement with Caterpillar Inc. Any disruption in that relationship could result in a significant decline in that segment's sales.

        Each of our business segments purchases some of its important materials and parts from a limited number of suppliers that meet certain quality criteria. We generally do not operate under long-term written supply contracts with our suppliers. Although alternative sources of supply are available, the sudden elimination of certain suppliers could result in manufacturing delays, an increase in costs, a reduction in product quality and a possible loss of sales in the near term.

        Furthermore, we purchase certain raw materials for the manufacture of products. Some of these raw materials are subject to price volatility over periods of time. We have not hedged against the price volatility of any raw materials within our operating segments with any derivative instruments. A hypothetical immediate 10% change in the price of steel would have the estimated effect of $4.5 million on pre-tax income in 2004.

We are subject to general economic factors that are largely out of our control, any of which could, among other things, result in a decrease in sales and net income and an increase in our interest expense.

        Our business is subject to a number of general economic factors that may, among other things, result in a decrease in sales and net income and an increase in our interest expense, many of which are largely out of our control. These include recessionary economic cycles and downturns in customers' business cycles, particularly our customers in the forestry industry (as discussed below), which accounted for approximately 30% of our sales in 2003, as well as downturns in the principal regional economies where our operations are located. Our amended and restated credit facilities permit us to make borrowings at interest rates that are floating. If we do not hedge against fluctuations in interest rates, any increases in interest rates could increase our interest expense payable under the amended and restated credit facilities to levels in excess of what we currently expect (we estimate a 10% increase in interest rates would increase our interest expense payable in 2004 by $0.6 million). Economic conditions may adversely affect our customers' business levels and the amount of products that they need. For example, during the global economic downturn in 2001, our sales fell by $45.2 million from the previous year. Furthermore, customers encountering adverse economic conditions may have difficulty in paying for our services and actual bad debts may exceed our allowances. Finally, terrorist activities, anti-terrorist efforts, war or other armed conflicts involving the United States or its interests abroad may result in a downturn in the U.S. and global economies and exacerbate the risks to our business described in this paragraph.

Cyclicality—Industrial and Power Equipment sales are influenced by the economic cycle of the forestry industry and future economic downturns in that industry could cause sales of the Industrial and Power Equipment segment to decrease.

        The results of operations of our Industrial and Power Equipment segment are closely linked to the strength of the forestry industry. In the past, the strength of the forestry industry has been cyclical, experiencing recurring periods of economic growth and slowdown, which, correspondingly, have impacted the amount of our Industrial and Power Equipment segment's sales and have caused the amounts of its sales to vary significantly.

        The length and extremity of industry cycles have varied over time, reflecting macroeconomic conditions and levels of industry capacity growth. A booming macro economy in the late 1980s helped fuel paper demand and offset industry capacity growth. However, as the broader economy retrenched into a recession in the early 1990s, pulp prices headed into a prolonged downturn, which lasted from 1991 through mid-1994. A sharp market recovery then sent pulp prices soaring, reaching historic peak levels in 1995, which proved to be one of the most profitable years on record for the paper and forest products industry. After this, the pulp market entered a period of relative weakness. Prices fell off sharply by the end of 1995 and through much of 1996, as customers sold inventory built up during the upswing. Strong growth in the U.S., combined with mill downtime, supported some modest improvement in the pulp market in 1997, but the Asian financial crisis and the strong U.S. dollar tempered this growth. By mid-1999, the industry was once again in recovery mode aided by a strong U.S. economy and modest capacity growth. However, this recovery was relatively short-lived as the economy started to falter at the end of 2000 and ultimately slid into recession in 2001, putting pressure on demand and prices for paper products. Our sales to our timber harvesting equipment customers fell by 20.4% in 2001 as compared to 2000, which contributed in part to a decline in IPEG's segment contribution of $2.8 million in 2001, as compared to 2000. The lumber market during the last 15 years has also been subject to similar short term periods of excess demand and excess supply, causing prices to fluctuate. In the past year, though, the pulp and paper market and the lumber market have experienced increased market strength as the economy has improved and an upturn in advertising spending has increased demand. However, it is possible that the pulp and paper market and the lumber market could at any time experience renewed market weakness, which would cause our sales and operating income to decrease.

Foreign Sales—We have substantial foreign sales, which sales could decrease as a result of changes in local economic or political conditions, fluctuations in currency exchange rates, unexpected changes in regulatory environments and potentially adverse tax consequences.

        In 2003, approximately 40% of our sales by country of destination occurred outside of the United States. International sales are subject to inherent risks, including changes in local economic or political conditions, the imposition of currency exchange restrictions, unexpected changes in regulatory environments and potentially adverse tax consequences. Under some circumstances, these factors could result in significant declines in international sales. For example, though our 2003 sales to Southeast Asia, Russia and South America were approximately 3%, 2% and 4%, respectively, of our total sales, recent economic and political uncertainty in those areas did nevertheless have an effect on our ability to achieve sales levels in those areas that are comparable to those achieved in prior years.

        Some of our sales and expenses are frequently denominated in local currencies which can be affected by fluctuations in currency exchange rates in relation to the U.S. dollar. Historically, our principal exposures have been related to local currency operating costs and expenses in Canada and Brazil, and local currency sales and expenses in Europe. We currently do not use derivatives to manage foreign currency exchange risk. Any change in the exchange rates of currencies of jurisdictions into which we sell products or incur expenses could result in a significant decrease in reported sales and operating income (for example, we estimate that a 10% weaker Euro as compared to the U.S. dollar would have reduced our sales by $3.1 million in 2003).

Controlling Stockholder—Stockholders other than Lehman Brothers Merchant Banking Partners have little or no influence on decisions regarding company matters.

        Lehman Brothers Merchant Banking Partners will own approximately 61.2% of our outstanding shares after the closing of the refinancing transactions. Lehman Brothers Merchant Banking Partners has the power to control our direction and policies, the election of all of our directors and the outcome of any matter requiring stockholder approval, including adopting amendments to our certificate of incorporation and approving mergers or sales of all or substantially all of our assets. Additionally, we have retained affiliates of Lehman Brothers Merchant Banking Partners to perform advisory and financing services for us in the past, and we may continue to do so in the future. The directors elected by Lehman Brothers Merchant Banking Partners have the authority to make decisions affecting the appointment of our management and capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. Stockholders other than Lehman Brothers Merchant Banking Partners will have little or no influence on decisions regarding such matters.

        In addition, the existence of a controlling stockholder may have the effect of making it virtually impossible for a third party to acquire, or of discouraging a third party from seeking to acquire, us without the consent of Lehman Brothers Merchant Banking Partners. A third party would be required to negotiate any such transaction with Lehman Brothers Merchant Banking Partners and the interests of Lehman Brothers Merchant Banking Partners may be different from the interests of our other stockholders.

Competition—Competition may result in decreased sales and operating income.

        Most of the markets in which we operate are competitive. We believe that design features, product quality, customer service and price are the principal factors considered by customers in each of our business segments. Some of our competitors may have greater financial resources, lower costs, superior technology or more favorable operating conditions than we do. For example, although we have made recent improvements in our Dixon product line, which resulted in a reduction of Dixon's losses contributed to our consolidated operating income in the three months ended March 31, 2004 as compared to the three months ended December 31, 2003, Dixon experienced increased competition in the last three years which resulted in its segment contribution to our consolidated operating income declining from $0.9 million in 2001 to a loss of $(1.2) million in 2003. We may not be able to compete successfully with our existing or any new competitors and competitive pressures we face may result in decreased sales and operating income.

Environmental Matters—We face potential exposure to environmental liabilities and costs.

        We are subject to various U.S. and foreign environmental laws and regulations relating to the protection of the environment, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and the cleanup of contaminated sites. Violations of or liabilities incurred under these laws and regulations could result in an assessment of significant costs to us, including civil or criminal penalties, claims by third parties for personal injury or property damage, requirements to investigate and remediate contamination and the imposition of natural resource damages. Furthermore, under certain environmental laws, current and former owners and operators of contaminated property or parties who sent waste to the contaminated site can be held liable for cleanup, regardless of fault or the lawfulness of the original disposal activity.

        Future events, such as the discovery of additional contamination or other information concerning past releases of hazardous substances at our or other sites, changes in existing environmental laws or their interpretation, and more rigorous enforcement by regulatory authorities, may require additional expenditures by us to modify operations, install pollution control equipment, clean contaminated sites or curtail our operations. These expenditures could significantly reduce our net income and cash balances. See "Business—Environmental Matters" and "Business—Legal Proceedings."

Risks Relating to This Offering

We do not intend to pay dividends in the future.

        Blount International intends to retain future earnings for funding growth, and therefore, Blount International does not expect to pay any dividends in the foreseeable future. In addition, our amended and restated credit facilities prohibit us from paying any dividends and the terms of the notes will limit our ability to pay dividends. See the section entitled "Price Range of Common Stock and Dividend Policy."

Future sales of our common stock in the public market could lower our stock price.

        We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock to finance future transactions. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of Blount International's common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect the prevailing market price of Blount International's common stock.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

        Volatility in the market price of Blount International's common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of Blount International's common stock could fluctuate significantly for various reasons which include:

  •
  our quarterly or annual earnings or those of other companies in our industries;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other comparable companies;

  •
  changes in general conditions in the U.S. and global economy, financial markets or forestry industry, including those resulting from war, incidents of terrorism or responses to such events;

  •
  sales of common stock by our controlling shareholder, directors and executive officers; and

  •
  the other factors described in these "Risk Factors."

        In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. For example, in each of the three preceding calendar years, Blount International's highest closing stock price has exceeded its lowest by an average of 162%. The changes in prices frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price. Additionally, since January 1, 2003, daily trading volume for Blount International's common stock has averaged 19,643 shares, which may reflect that there is a limited market for Blount International's stock. This apparent lack of liquidity may accentuate fluctuations in the price of Blount International's stock, and may limit your ability to sell your stock.

        These provisions could also limit the price that certain investors might be willing to pay in the future for shares of Blount International's common stock. See "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: expectations as to operational improvements; expectations as to cost savings, sales growth and earnings; the time by which certain objectives will be achieved; estimates of costs relating to environmental remediation and restoration; proposed new products and services; expectations that claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or agreements, or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; and statements of management's goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions, as well as statements in future tense, identify forward-looking statements.

        Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to: whether we are fully successful in implementing our financial and operational initiatives; competition in our various industries, conditions, performance and consolidation; legislative and/or regulatory developments; the effects of adverse general economic conditions, both within the United States and globally; any adverse economic or operational repercussions from recent terrorist activities, any government response thereto and any future terrorist activities, war or other armed conflicts; changes in fuel, steel or other basic materials prices; changes in labor costs; labor stoppages; the outcome of claims and litigation; natural events such as severe weather, floods, earthquakes and abnormally dry or wet weather conditions; and other factors described under "Risk Factors."

        Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If we do update one or more forward- looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

TRADEMARK NOTICE

        Oregon, ICS, Hydro-Ax, Prentice, Frederick, Dixon, Fabtek, ICS, IZT, EZT, RAM, ZTR and CTR are registered or pending trademarks of Blount and its subsidiaries.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this share offering of approximately $112.2 million, after deducting underwriters' discounts and commissions and estimated fees and expenses. Concurrently with the share offering, we are offering $175.0 million aggregate principal amount of our 8 7/8% Senior Subordinated Notes due 2012. We estimate that we will receive net proceeds from the note offering of approximately $169.4 million, after deducting underwriters' discounts and commissions and estimated fees and expenses. The amendment and restatement of our credit facilities will provide, among other things, for an additional $229.9 million of borrowings as compared to our existing credit facilities. We will use the net proceeds from the share offering and the note offering, together with borrowings totaling $374.9 million under the amended and restated credit facilities, (1) to (a) redeem in full the $150.0 million in aggregate principal amount of Blount, Inc.'s 7% Senior Notes outstanding, which are redeemable at a make-whole premium, (b) redeem in full the $323.2 million in aggregate principal amount of Blount, Inc.'s 13% Senior Subordinated Notes outstanding, which are redeemable, beginning August 1, 2004 at 106.500% of the aggregate principal amount thereof, or $344.2 million and (c) prepay in full Blount International, Inc.'s 12% Convertible Preferred Equivalent Security for $29.0 million (composed of the prepayment premium of 102.400% of the aggregate principal amount thereof, plus accrued and unpaid interest) and (2) to pay fees and expenses related to the refinancing transactions. See "Prospectus Summary—The Refinancing Transactions."

        Our 7% Senior Notes due 2005 bear interest at the rate of 7% per year and mature on June 15, 2005. Our 13% Senior Subordinated Notes due 2009 bear interest at the rate of 13% and mature on August 1, 2009. Our 12% Convertible Preferred Equivalent Security bears interest at the rate of 12% per year and matures on March 2, 2013. An affiliate of Lehman Brothers Merchant Banking Partners holds the 12% Convertible Preferred Equivalent Security.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2004 on an actual basis and on a pro forma basis to reflect the refinancing transactions.

        The following table should be read in conjunction with "Selected Historical Consolidated Financial Data," "Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Our Capital Stock", "Unaudited Pro Forma Condensed Consolidated Financial Data" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of March 31, 2004
	Actual	Adjustments	Pro Forma
	(Dollar amounts in millions)
Total debt (including current portion):
Credit Facility:
Revolving credit facility(1)	$—	$55.0	$55.0
Term loan A	28.8	(28.8)	—
Term loan B	80.0	185.0	265.0
Canadian term loan	5.4	(0.5)	4.9
Second Collateral Institutional Loan	—	50.0	50.0
Other long term debt:
7% senior notes due 2005	149.7	(149.7)	—
13% senior subordinated notes due 2009	323.2	(323.2)	—
8 7/8% senior subordinated notes due 2012	—	175.0	175.0
12% convertible preferred equivalent security due 2013	23.1	(23.1)	—

Total debt:	$610.2	$(60.3)	$549.9

Common stockholders' equity:
Common stock, $0.01 par value, 100,000,000 shares authorized, 30,883,103 shares issued and outstanding actual and 42,883,103 shares issued and outstanding pro forma	$0.3	$0.1	$0.4
Paid-in surplus	424.9	112.1	537.0
Accumulated deficit	(813.1)	(47.1)	(860.2)
Accumulated other comprehensive income	(2.4)	—	(2.4)

Total stockholders' equity (deficit)	$(390.3)	$65.1	$(325.2)

Total capitalization	$219.9	$4.8	$224.7

(1)
Under the terms of our amended and restated credit facilities, we have a $100.0 million revolving loan facility. Availability thereunder is reduced by the amount of outstanding letters of credit. As of March 31, 2004 after giving effect to the refinancing transactions, we would have had approximately $7.8 million of letters of credit issued and outstanding under the amended and restated credit facilities and approximately $37.2 million of remaining availability under our revolving loan facility. See "Description of Our Indebtedness."

DILUTION

        Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering. Our net tangible book value per share is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2004.

        Our net tangible book value at March 31, 2004 was approximately $(467.2) million, or $(15.13) per share. After giving effect to the refinancing transactions and after deducting the underwriting discounts and commissions and estimated fees and expenses, our pro forma net tangible book value after this offering would have been $(402.1) million, or $(9.38) per share. This represents an immediate increase in net tangible book value of $5.75 per share to our existing stockholders and an immediate dilution of $19.38 per share to investors purchasing common stock in this offering. The following table illustrates this dilution per share:

Offering price per share	$10.00
Net tangible book value per share as of March 31, 2004	$(15.13)
Increase in pro forma net tangible book value per share of common stock attributable to this offering	$5.75

Pro forma net tangible book value per share of common stock after this offering	$(9.38)

Pro forma dilution per share to new investors	$19.38

        The analysis presented above does not give effect to the issuance and sale of 1,800,000 shares of our common stock that will occur if the underwriters exercise their option to purchase additional shares from us. If the underwriters exercise such option in full, the increase in pro forma net tangible book value to existing stockholders would be $6.53 per share, the pro forma net tangible book value after this offering would be $(8.60) per share, and the dilution in pro forma net tangible book value to new investors would be $18.60 per share.

        As of March 31, 2004, there were options outstanding to purchase a total of 4,027,359 shares of common stock at a weighted average exercise price of $7.68 per share. Additionally, Lehman Brothers Merchant Banking Partners, an affiliate of Blount International, holds warrants for 1,000,000 shares of common stock. To the extent all of these outstanding options and warrants were exercised or converted, as applicable, the pro forma dilution to new investors would be $17.11 per share, assuming the exercise by the underwriters of their over-allotment option.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

        The following pages set forth the unaudited pro forma condensed consolidated financial data of Blount International which have been derived by the application of pro forma adjustments to Blount International's historical audited and unaudited consolidated financial statements included elsewhere herein. The pro forma financial statements have been prepared giving effect to the refinancing transactions, accounting for them under generally accepted accounting principles and giving effect to the other adjustments described in the notes accompanying these pro forma financial statements.

        The pro forma condensed consolidated balance sheet gives effect to the refinancing transactions as of March 31, 2004. The pro forma condensed consolidated statements of operations gives effect to the refinancing transactions as if such transactions were completed as of January 1, 2003. The pro forma condensed consolidated financial data do not purport to represent what Blount International's results would actually have been had the refinancing transactions in fact occurred on such dates or to project Blount International's results for any future period or date. All of the pro forma adjustments are described more fully in the accompanying notes. The pro forma adjustments are based upon preliminary estimates and certain assumptions that we believe are reasonable in the circumstances. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma data.

        You should read this data in conjunction with Blount International's historical consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Year Ended December 31, 2003
	Historical	Adjustments		Pro Forma
	(Dollar amounts in millions)
Sales	$559.1	—		$559.1
Operating expense	475.3	—		475.3

Operating income	83.8	—		83.8
Interest expense, net	69.0	$(32.8	)(1)	36.2
Other income (expense)(2)	(3.6)	—		(3.6)

Income before income tax and nonrecurring charges	11.2	32.8		44.0
Provision for income taxes	44.9	—	(3)	44.9

Net loss before nonrecurring charges(2)	$(33.7)	$32.8		$(0.9)

Basic loss per share	$(1.09)			$(0.02	)(4)
Diluted loss per share	$(1.09)			$(0.02	)(4)
Ratio of earnings to fixed charges	1.16			2.20	(5)

(1)
Represents net reduction in interest expense due to reduced amortization of deferred financing costs, lower interest rates on our amended and restated credit facilities and lower overall principal balances.

(2)
Does not include nonrecurring charges of: $(11.4) million for write-off of debt issuance costs related to the 7% Senior Notes and the 13% Senior Subordinated Notes; $(5.6) million for the write-off of unamortized discount on the 7% Senior Notes and the 12% Convertible Preferred Equivalent Security; and $(30.1) million for premiums on the redemption of the 7% Senior Notes and the 13% Senior Subordinated Notes and on the prepayment of the 12% Convertible Preferred Equivalent Security.

(3)
No pro forma tax adjustment has been made as our deferred tax asset is fully reserved for and the pro forma adjustments would not impact our current income taxes payable or receivable.

(4)
Calculation gives effect to issuance of 12,000,000 shares of our common stock issued in connection with the refinancing transactions.

(5)
Reflects reductions in net loss and fixed charges as a result of the net reduction in interest expense.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Three Months Ended March 31, 2004
	Historical	Adjustments		Pro Forma
	(Dollar amounts in millions)
Sales	$165.6	—		$165.6
Operating expense	138.4	—		138.4

Operating income	27.2	—		27.2
Interest expense, net	17.4	$(8.4	)(1)	9.0
Other income (expense)(2)	0.1	—		0.1

Income before income tax	9.9	8.4		18.3
Provision for income taxes	3.0	—	(3)	3.0

Net income(2)	$6.9	$8.4		$15.3

Basic income per share	$0.22			$0.36	(4)
Diluted income per share	$0.21			$0.34	(4)
Ratio of earnings to fixed charges	1.57			3.01	(5)

(1)
Represents net reduction in interest expense due to reduced amortization of deferred financing costs, lower interest rates on our amended and restated credit facilities and lower overall principal balances.

(2)
Does not reflect the nonrecurring charges relating to the refinancing transactions that are described in footnote (2) to the pro forma statement of operations for the year ended December 31, 2003.

(3)
No pro forma tax adjustment has been made as our deferred tax asset is fully reserved for and the pro forma adjustments would not impact our current income taxes payable or receivable. Our tax provision for the first quarter of 2004 primarily relates to foreign income taxes payable.

(4)
Calculation gives effect to issuance of 12,000,000 shares of our common stock issued as part of this refinancing.

(5)
Reflects increase in net income and reduction in fixed charges as a result of the net reduction in interest expense.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

	As of March 31, 2004
	Historical	Adjustments		Pro Forma
	(Dollar amounts in millions)
Assets
Current assets:
Cash and cash equivalents	$18.4	$(13.1	)(1)	$5.3
Accounts receivable	81.6	—		81.6
Inventories	73.9	—		73.9
Other current assets	26.0	—		26.0

Total current assets	199.9	(13.1)		186.8
Property, plant and equipment, net	91.7	—		91.7
Goodwill	76.9	—		76.9
Other assets	36.9	6.8	(2)	43.7

Total assets	$405.4	$(6.3)		$399.1

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Notes payable and current maturities of long-term debt	$7.3	$(4.6	)(3)	$2.7
Accounts payable	36.7	—		36.7
Accrued expenses	64.1	(11.1	)(4)	53.0

Total current liabilities	108.1	(15.7)		92.4
Long-term debt, exclusive of current maturities	602.9	(55.7	)(3)	547.2
Deferred income taxes, exclusive of current portion	2.8	—		2.8
Other liabilities	81.9	—		81.9

Total liabilities	795.7	(71.4)		724.3
Stockholders' equity (deficit)	(390.3)	65.1	(5)	(325.2)

Total Liabilities and Stockholders' Equity (Deficit)	$405.4	$(6.3)		$399.1

(1)
Reflects the net cash used in the refinancing transactions.

(2)
Reflects net increase in debt issuance costs resulting from new debt issuance costs of approximately $18.2 million offset by the write-off of debt issuance costs associated with debt being retired of $11.4 million.

(3)
Reflects net decrease in notes payable, current maturities of long term debt and long term debt as follows:

	Debt retired	New debt
Revolving credit facility	$—	$55.0
Term loans	114.2	319.9
7% Senior Notes	149.7	—
13% Senior Subordinated Notes	323.2	—
8 7/8% Senior Subordinated Notes due 2012	—	175.0
12% preferred security	23.1	—

Total	610.2	549.9
Less current portion	(7.3)	(2.7)

Long-term debt	$602.9	$547.2

(4)
Represents reduction in accrued interest which will be paid as part of the refinancing transactions.

(5)
The net increase in pro forma stockholders' equity consists of:

Gross proceeds from the issuance of additional common shares	$120.0
Equity issuance costs	(7.8)

112.2

Charge for write-off of debt issue costs related to the 7% Senior Notes and the 13% Senior Subordinated Notes	(11.4)
Charge for write-off of unamortized discount on the 7% Senior Notes and the 12% Convertible Preferred Equivalent Security	(5.6)
Charge for premiums on the redemption of the 7% Senior Notes and the 13% Senior Subordinated Notes and on the prepayment of the 12% Convertible Preferred Equivalent Security	(30.1)

(47.1)

$65.1

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Blount International, Inc.'s common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "BLT." As of March 31, 2004, there were approximately 5,350 holders of record of our common stock. The following table sets forth, for the calendar periods indicated, the range of high and low closing prices for Blount International's common stock as reported by the NYSE:

Fiscal 2001	High	Low
January 1, 2001 - March 31, 2001	$8.13	$4.40
April 1, 2001 - June 30, 2001	$4.46	$2.45
July 1, 2001 - September 30, 2001	$2.54	$2.01
October 1, 2001 - December 31, 2001	$3.62	$2.32
Fiscal 2002
January 1, 2002 - March 31, 2002	$3.25	$2.74
April 1, 2002 - June 30, 2002	$4.92	$2.85
July 1, 2002 - September 30, 2002	$4.28	$3.66
October 1, 2002 - December 31, 2002	$3.94	$3.43
Fiscal 2003
January 1, 2003 - March 31, 2003	$6.43	$3.87
April 1, 2003 - June 30, 2003	$7.87	$5.44
July 1, 2003 - September 30, 2003	$5.83	$4.25
October 1, 2003 - December 31, 2003	$7.87	$4.75
Fiscal 2004
January 1, 2004 - March 31, 2004	$10.75	$7.77
April 1, 2004 - June 30, 2004	$12.76	$9.54
July 1, 2004 - August 3, 2004	$12.91	$10.90

        The last reported sale price of our common stock on the NYSE on August 3, 2004 was $10.90 per share.

        Our board of directors currently intends to retain future earnings for funding growth, and, therefore, we do not expect to pay any dividends in the foreseeable future. In addition, our amended and restated credit facilities prohibit Blount International from paying any dividends and the terms of the notes to be issued concurrently with this offering will limit our ability to pay dividends.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. You should read this data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected historical consolidated financial statements as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 are derived from our consolidated financial statements for such periods which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected historical consolidated financial statements as of and for the three months ended March 31, 2004 and 2003 are derived from our unaudited consolidated financial statements for such periods and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data presented for such periods. Our audited consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 and as of December 31, 2003 and 2002 and our unaudited consolidated financial statements for the three months ended March 31, 2004 and 2003 and as of March 31, 2004 are included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(Dollar amounts in millions)
Statements of Income Data:
Sales	$165.6	$122.9	$559.1	$479.5	$468.7	$513.9	$486.2
Operating income (loss)	27.2	18.3	83.8	62.5	44.7	71.8	(22.7)
Interest expense, net	17.4	17.3	69.0	71.1	94.5	98.2	41.1
Income (loss) from continuing operations before income taxes and extraordinary loss	9.9	0.9	11.2	(9.3)	(58.9)	(19.8)	(63.0)
Income (loss) from continuing operations before extraordinary loss	6.9	0.5	(33.7)	(4.8)	(37.6)	(11.7)	(46.8)
Net income (loss)	$6.9	$0.5	$(33.7)	$(5.7)	$(43.6)	$10.8	$(21.8)
Earnings per share:
Basic:
Income (loss) from continuing operations before extraordinary loss	$0.22	$0.02	$(1.09)	$(0.16)	$(1.22)	$(0.38)	$(0.80)
Net income (loss)	$0.22	$0.02	$(1.09)	$(0.19)	$(1.42)	$0.35	$(0.37)
Diluted:
Income (loss) from continuing operations before extraordinary loss	$0.21	$0.01	$(1.09)	$(0.16)	$(1.22)	$(0.38)	$(0.80)
Net income (loss)	$0.21	$0.01	$(1.09)	$(0.19)	$(1.42)	$0.35	$(0.37)
Shares used in earnings per share computations (in millions):
Basic	30.9	30.8	30.8	30.8	30.8	30.8	58.2
Diluted	32.8	32.0	30.8	30.8	30.8	30.8	58.2
Ratio of earnings to fixed charges	1.57	1.05	1.16	—	—	—	—
Deficiency of earnings to fixed charges	—	—	—	$(9.3)	$(58.9)	$(19.8)	$(63.0)
Balance Sheet Data (at end of applicable period):
Cash and cash equivalents	$18.4	$11.9	$35.2	$26.4	$47.6	$4.8	$10.5
Working capital	91.8	118.4	83.4	91.0	82.7	191.8	187.5
Property, plant and equipment	91.7	91.4	92.0	90.7	96.2	177.4	172.3
Total assets	405.4	414.7	400.4	428.0	444.8	703.9	688.7
Total debt	610.2	627.6	610.5	627.5	641.0	833.0	816.2
Stockholders' equity (deficit)	(390.3)	(368.3)	(397.3)	(368.9)	(349.9)	(312.2)	(321.7)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus, as well as the information under the caption "Selected Historical Consolidated Financial Data" and "Consolidated Financial Statements."

Overview

        We are an international industrial company with three business segments: Outdoor Products, Industrial and Power Equipment ("IPEG") and Lawnmower. Operating independently from one another, these segments focus on the manufacture and marketing of branded products to industrial companies and consumers. We believe we are a global leader in the sale of saw chain and accessories and a leading provider of timber harvesting equipment and zero-turn riding lawnmowers to the North American markets.

        Our largest segment, Outdoor Products, accounted for 64% of our revenue in 2003. This segment manufactures and markets chainsaw chain, guide bars and sprockets and accessories for chainsaw use, concrete cutting equipment, and lawnmower blades and accessories for outdoor care. The segment's products are sold to OEMs for use on new chainsaws and landscaping equipment, and to the retail replacement market through distributors, dealers and mass merchants. During 2003 approximately 24% of the segment's sales were to OEMs, with the remaining 76% sold into the replacement market. Approximately 60% of the segment's sales were outside of the United States in 2003. The Outdoor Products segment's performance can be impacted by trends in the forestry industry, weather patterns, including natural disasters, foreign currency fluctuations and general economic conditions. The segment faces competitive price pressure from competitors on a worldwide basis. The efficient manufacture of the segment's products is critical to ensuring that it can be competitive with its selling prices. There are three manufacturing plants in the United States, one in Canada and one in Brazil that are focused on continuous cost improvement. We have also commenced construction of a production facility in China, with scheduled completion by the first quarter of 2005. Timely capital investment into these plants for added capacity and cost reductions, as well as effectively sourcing critical raw materials at favorable prices, is required to remain competitive.

        The IPEG segment manufactures and markets timber harvesting equipment, industrial tractors and loaders, rotational bearings and mechanical power transmission units. Sales in this segment accounted for 30% of our total sales in 2003. Sales are made through a distribution network to customers in the timber harvesting, material handling, construction, land reclamation and utility businesses, as well as to pulp and lumber mills, contractors and scrap yard operators. The segment's customer base is concentrated in the Southeastern United States, with international sales amounting to 7% of segment sales in 2003. In March 2003, we entered into supply and marketing agreements with Caterpillar Inc. to distribute a line of purpose-built forestry equipment to Caterpillar Inc. dealers with the brand name of "Timberking". Under these agreements, some of the models of both the Blount and the Timberking product line will be manufactured at our facilities and the others at Caterpillar Inc.'s facilities. We will be responsible for the marketing of both lines of products. We expect that these new arrangements will increase this segment's sales in both the domestic and international markets, as well as increase the utilization of this segment's manufacturing plants. The performance of IPEG is aligned with overall trends in the forestry industry, including the import/export balance of wood products, the utilization of lumber and paper mill capacity in the United States and the level of logging production. The cyclical nature of the forestry industry can significantly impact the operating income and cash flow of IPEG from year to year. To react to such trends, the segment must consistently manage its four manufacturing plants on a lean basis, tightly control the discounting of its products and minimize working capital.

        The Lawnmower segment represented 6% of our sales in 2003. This segment manufactures and markets zero-turn riding lawnmowers and related accessories under the Dixon brand name. Dixon was the pioneer in zero-turning technology. This technology allows for more efficient grass cutting compared to conventional "tractor style" riding lawnmowers. The segment's products are sold through full-service dealers and distributors. International sales were 5% of total segment sales in 2003. The performance of the Lawnmower segment is impacted by domestic economic conditions, seasonal weather patterns and, recently, an influx of competitive offerings. Operating income and cash flow in this segment are dependent on providing quality products at competitive prices. Critical to the success of the segment is the offering of enhancements to existing models on an annual basis and the periodic introduction of new products in response to market demand. The Lawnmower segment operates a single facility for the manufacture and distribution of its products.

        We maintain a small corporate staff at our headquarters located in Portland, Oregon. In addition to providing management oversight for the three business segments, the corporate staff manages our capital structure, administers various health and welfare plans and coordinates compliance and legal matters. Our capital structure includes a significant amount of debt outstanding and a concentration of common stock ownership by affiliates of Lehman Brothers Holdings, Inc., including a wholly-owned subsidiary of Lehman Brothers Merchant Banking Partners II, L.P. ("Lehman Brothers Merchant Banking Partners") that owns 85.0% of the stock outstanding. Our capital structure requires the conservation of cash in order to reduce debt and increase shareholder value. In order to conserve cash, we place a high priority on minimizing working capital, appropriately allocating capital spending to higher return projects and leveraging existing assets for additional product output.

Operating Results

Three months ended March 31, 2004 (unaudited) compared with three months ended March 31, 2003 (unaudited)

        Results for the first quarter ended March 31, 2004 showed year-over-year increases of $42.7 million, or 35%, in sales and $6.4 million ($0.20 per share) in net income.

        Sales for the first quarter of 2004 were $165.6 million, compared to $122.9 million for the same period in 2003. The increase reflected an improvement of 20% or more in all operating segments and was highlighted by the Industrial and Power Equipment segment which had a year-over-year increase of 81%. The following factors contributed to the increase in sales:

  •
  Unit volume increases of our timber harvesting equipment yielded $20.0 million in incremental sales. This increase is due to improved conditions within the domestic forestry products market as prices of lumber, pulp and paperboard increased from 2003. Unit volume was also increased by incremental shipments related to supply and marketing agreements with Caterpillar Inc. that commenced during 2003.

  •
  Increases in sales volumes of our Outdoor Products segment generated an additional $15.0 million in sales during the first quarter of 2004 as compared to the same period in 2003. International sales increased by 26.3% as the relative weakness of the U.S. dollar in 2004 compared to 2003 provided a more competitive price for our products. In addition, sales of outdoor care products increased by 29.4% as new distribution was gained.

  •
  The introduction of a new Dixon lawnmower unit helped to increase Lawnmower segment sales by $1.7 million, or 21.5%, in the first quarter of 2004 compared to the same period in 2003.

  •
  The effect of foreign currency translation resulted in $2.8 million in higher sales.

        Operating income for the first quarter of 2004 was $27.2 million compared to $18.3 million for the same period in 2003. This $8.9 million, or 49% increase, reflected a $14.2 million increase in gross profit, partially offset by higher selling, general and administration expense ("SG&A"). The higher gross profit is primarily the result of $12.3 million of unit volume increases and $1.0 million in favorable currency translation, partially offset by higher steel prices estimated at $0.9 million. The price of steel increased throughout the first quarter, and we expect our cost of steel in the second quarter of 2004 to exceed our cost of steel in the second quarter of 2003 by $2.0 million.

        Total SG&A expense in the first quarter of 2004 was $29.8 million compared to $24.3 million in 2003. This increase of $5.5 million, or 23%, is largely attributable to business growth and included an expense of $1.0 million due to the weaker U.S. dollar. We generally add employees when sales demand increases and decrease headcount if sales demand weakens. Our headcount in the SG&A areas increased by 1.6% from the first quarter of 2003 as staff was primarily added within the Industrial and Power Equipment segment to meet the incremental business demand generated by the Caterpillar Inc. agreement and the upturn in the forestry market. The Outdoor Products segment incurred SG&A increases related to the depreciation and training associated with the ongoing installation of its enterprise resource planning system of approximately $1.0 million. Restructuring expense of $0.2 million was incurred in the first quarter of 2003 for severance associated with the relocation of a production process within the Outdoor Products segment.

        Net income for the first quarter of 2004 was $6.9 million, or $0.21 per share (fully diluted), compared to net income of $0.5 million, or $0.01 per share (fully diluted), for the same period in 2003. The change in net income was primarily due to higher income from operations of $9.0 million, offset by higher income tax expense of $2.6 million. Net interest expense increased by $0.1 million in the first quarter of 2004 from the first quarter of 2003. The higher tax expense was due primarily to a $9.0 million increase in pre-tax income, partially offset by a lower effective tax rate of 30% compared to 44% in 2003. The lower tax rate in 2004 reflects an estimate of the 2004 provision for income taxes on a global basis.

        The following table reflects segment sales and operating income for the three months ended March 31, 2004 and 2003:

	For the Three Months Ended March 31,
	2004	2003
	(unaudited)
	(Dollar amounts in millions)
Sales:
Outdoor Products	$102.1	$85.2
Industrial and Power Equipment	54.0	29.9
Lawnmower	9.6	7.9
Inter-Segment Elimination	(0.1)	(0.1)

Total Sales	$165.6	$122.9

Segment contribution (loss):
Outdoor Products	$26.3	$21.8
Industrial and Power Equipment	4.8	—
Lawnmower	(0.2)	(0.7)
Inter-Segment Elimination	(0.1)	(0.1)

Contribution from segments	30.8	21.0
Corporate office expenses	(3.6)	(2.5)
Restructuring expenses	—	(0.2)

Operating income	$27.2	$18.3

        The principal reasons for these results and the status of our financial condition are set forth below.

Outdoor Products

        Sales for the Outdoor Products segment in the first quarter of 2004 were $102.1 million compared to $85.2 million in 2003, a 20% increase. This increase was driven by unit volume increases totaling $15.0 million and favorable foreign currency translation of $2.8 million, partially offset by $0.9 million related to a weaker product mix and lower average selling prices in relation to the same period in 2003. Demand increased across all of the segment's product lines from 2003 as the weaker U.S. dollar provided more competitive selling prices for our products in international markets and the utilization of saw-chain products remained high in all markets. The Outdoor Products segment's order backlog increase of $6.3 million, or 9.4%, to $73.0 million during the quarter is reflective of both the substantial demand for saw-chain products and some current production capacity limitations. We are addressing this backlog in part by adding additional capacity in the second half of 2004 and in 2005. Sales increased to OEMs (26.0% increase) and replacement channels (18.7% increase) as the manufacture of new chainsaws remained robust and we expanded our distribution of our outdoor care product line.

        This segment's contribution increased to $26.3 million from $21.8 million in the first quarter of 2003. The increase was the result of an increase in gross profit of $7.8 million, offset, in part, by higher SG&A costs of $3.4 million. Gross profit increased to $43.6 million from $35.8 million due to $6.6 million in higher sales volume and $1.0 million in favorable currency translation. The currency effect includes the negative cost of sales impact on our international manufacturing operations of $1.8 million in foreign exchange translation, primarily due to a stronger Canadian dollar. SG&A increased to $17.3 million from $13.9 million in 2003, largely attributable to additional costs required in response to higher demand as well as $1.0 million in incremental costs related to the start up of a new enterprise resource planning system that was activated in the fourth quarter of 2003. Also included in the higher SG&A costs is $1.0 million due to the unfavorable effect of the weaker U.S. dollar on expenses in foreign locations.

Industrial and Power Equipment

        Sales of our Industrial and Power Equipment segment in the first quarter of 2004 were $54.0 million compared to $29.9 million in 2003. The $24.1 million, or 81%, increase includes a $20.0 million increase in timber harvesting unit shipments, higher average selling prices of $3.3 million and a $1.0 million, or 28.3%, increase in sales of the Gear product line. The volume increase includes $11.0 million in sales of the Timberking product line as well as a $1.5 million increase in sales to international markets. Shipments of Timberking products began in August of 2003 in conjunction with an agreement with Caterpillar Inc. to market a line of purpose built forestry equipment. The higher international sales are due to a focused effort to expand our product line to markets with emerging demand. In general, market conditions within the United States forestry market improved over the past year as housing construction remained strong, prices for forest related products increased and fewer imports of wood products from international markets due to a weaker U.S. dollar increased demand for timber harvesting products. The increase in demand has resulted in a decrease in competitive discounting and is the primary reason for the selling price improvement. Segment backlog at the end of the first quarter was $49.5 million, and increased $1.8 million from year end 2003 and $40.1 million from the end of the first quarter of 2003.

        IPEG's segment contribution in the first quarter of 2004 was $4.8 million compared to $0.0 in the first quarter of 2003. This increase was driven by the sales volume impact of $5.1 million, higher average selling prices of $3.0 million and higher production costs of $2.4 million due to product mix shifts and higher steel costs. The increase in gross profit was partially offset by higher SG&A costs of $0.9 million as headcount and marketing programs were added for both the Timberking sales and international market focus initiatives.

Lawnmower

        Sales for the Lawnmower segment in the first quarter of 2004 were $9.6 million compared to $7.9 million in the first quarter of 2003, a 22% increase. The increase in sales is due primarily to a 21% increase in unit volume which resulted in incremental revenues of $1.7 million. Additionally, late last year we introduced a new product line of mowers, marketed under the RAM name. This is the Lawnmower segment's first all-steel bodied residential mower and represented nearly 50% of unit sales in the first three months of 2004 as response from dealers has been strong. Shipments during the first quarter of 2004 of RAM products were limited by a longer production start up time than originally planned. Year-over-year gross unit prices increased 8%, primarily due to stronger product mix, offset by higher discounting targeted to accelerate dealer inventory turns. Backlog at the end of the first quarter was $1.9 million compared to $4.9 million at the end of 2003 and $0.5 million at the end of the first quarter of 2003. The Lawnmower segment's backlog at the end of the first quarter of 2004 reflects the seasonality of the industry.

        The Lawnmower segment's contribution loss for the first quarter was $0.2 million compared to a contribution loss of $0.7 million for the same period in 2003. The improvement in the contribution loss was primarily due to the $0.6 increase in sales volume and a $0.1 million improvement in product mix, partially offset by a $0.2 million increase in SG&A from higher selling and marketing expenses associated with the RAM introduction.

        Corporate office expense was $3.7 million for the first quarter compared to $2.6 million for the same period in 2003. The $1.1 million increase includes $0.3 million of severance expense and $0.6 million of professional services. We expect our corporate expense to increase over the course of the year as we add headcount and incur professional services to ensure compliance with the Sarbanes-Oxley Act.

Year ended December 31, 2003 (audited) compared to year ended December 31, 2002 (audited)

        Sales for 2003 were $559.1 million compared to $479.5 million in 2002. Income from operations increased to $83.8 million from $62.5 million in 2002. Net loss in 2003 was $33.7 million ($1.09 per share) compared to $5.7 million ($0.19 per share) in 2002.

        Our sales in 2003 increased by $79.6 million, or 16.6%, from 2002. In addition to an improved economic climate, our sales results increased during 2003 for the following reasons:

  •
  The introduction of the Timberking line of timber harvesting equipment in conjunction with new marketing and supply agreements with Caterpillar Inc. generated $14.0 million in incremental sales.

  •
  An increase in the number of Blount branded timber harvesting equipment units resulted in an $16.4 million increase in sales as the United States forestry market continued to improve from a cyclical downturn that began in 1999.

  •
  The impact of a weaker U.S. dollar resulted in increased sales of $9.3 million due to the effects of translation.

  •
  An increase in sales volume within the Outdoor Products segment, which yielded $40.6 million in additional sales in 2003. This increase is attributable to several factors, including:

  •
  The relative weakness of the U.S. dollar provided a more competitive selling price. The segment's international sales increased by 19.9%, or $35.5 million, in 2003.

  •
  The effects of hurricane Isabel, forest fires and the northeast power outage created increased demand for chainsaw products.

  •
  The sale of chainsaws increased by an estimated 4% during 2003.

    •
    Increased sales in our outdoor care product line increased by $8.6 million, or 17.7%, as distribution was expanded through the use of the Oregon brand name on such products.

        The increase in sales has continued into the 2004 fiscal year as demand within the forestry industry has remained strong and the U.S. dollar exchange rate continues to provide favorable selling prices. Even so, we expect our sales will continue to grow at a more modest rate over the long term.

        Income from continuing operations increased by $21.3 million, or 34.1%, from 2002 to 2003. The improvement in income from continuing operations is primarily due to a year-over-year gross profit increase of $28.5 million, or 17.7%. The year-over-year impact to gross profit from higher sales volume is $23.7 million, representing the predominant reason for the improvement (in millions):

2002 Gross Profit	$161.2
Increase (Decrease)
Sales Volume	23.7
Selling Price and Mix	4.9
Foreign Exchange Translation	5.1
Product Cost and Mix	(5.2)

2003 Gross Profit	$189.7

        Sales for our timber harvesting equipment increased by $3.1 million due to an increase in selling prices, driven by an increase in market demand and reduced competitive discounting. The net foreign exchange benefit was $5.1 million, representing the favorable effect of the weaker U.S. dollar on sales, partially offset by the impact on manufacturing costs due to the stronger Canadian dollar. Product cost and mix increased by $5.2 million, or 1.6%, as higher raw materials costs, employee wage increases and benefit costs were partially offset by productivity in our plants. We instituted a 3% wage increase during 2003 and experienced higher benefit costs due to rising medical cost trends and increased pension expense, which was caused by reduced investment returns within the pension fund during recent years. Going forward, we expect to continue to provide our employees with wage increases and benefit levels that are market competitive.

        A $14.2 million, or 15.5%, increase in SG&A costs tempered some of the gross profit increase. The majority of this increase can be attributed to higher staffing levels to meet the needs of the growth in sales. Worldwide headcount in the SG&A area increased by 6% to 757 people during the year. Higher benefit and wage costs were also incurred as scheduled salary increases of 3% were implemented, medical cost trend rates were unfavorable and incentive compensation costs increased by 49%, or $1.8 million, as our financial performance generated above target awards for management. The amount of incentive compensation varies from year to year depending on our performance against financial targets. The weaker U.S. dollar had a negative effect of approximately $3.8 million on SG&A costs in 2003 as compared to 2002.

        Our net loss increased by $28.0 million in 2003 as the higher income from continuing operations before tax was more than offset by a $49.4 million increase in income tax expense. Much of the higher income tax expense involved the recognition of a deferred income tax asset valuation allowance of $41.0.

        The following table reflects segment sales and operating income for the years ended December 31, 2003 and 2002:

	Year Ended December 31,
	2003	2002	2003 as % of 2002
	(Dollar amounts in millions)
Sales:
Outdoor Products	$358.8	$307.4	117%
Industrial and Power Equipment	165.0	131.7	125%
Lawnmower	35.7	41.4	86%
Inter-Segment Elimination	(0.4)	(1.0)	40%

Total Sales	$559.1	$479.5	117%

Contribution (loss):
Outdoor Products	$86.2	$67.7	127%
Industrial and Power Equipment	11.7	5.2	225%
Lawnmower	(1.2)	2.7	N/A
Inter-Segment Elimination	0.0	0.3	N/A

Contribution from segments	96.7	75.9	127%
Corporate office expenses	(12.7)	(6.2)	205%
Restructuring expenses	(0.2)	(7.2)	3%

Operating income	$83.8	$62.5	134%

        The principal reasons for these results and the status of our financial condition are set forth below.

Outdoor Products

        Sales for the Outdoor Products segment for 2003 were $358.8 million compared to $307.4 million in 2002, a 17% increase. Segment contribution in 2003 was $86.2 million compared to $67.7 million in 2002, a 27% increase. The increase in sales was driven by stronger demand for chainsaw products and outdoor care equipment. Sales for our products increased in 2003 as the effects of a weaker U.S. dollar provided a better competitive selling price and demand surged, in part due to a hurricane, forest fires in the United States and increased tree limb cutting which resulted from the northeast power outage in August. Additionally, the sales of our outdoor care products were expanded through increased use of the Oregon brand name to gain new distribution. Prior to 2002, many of these products were not marketed under the Oregon brand name.

        The Outdoor Products segment's sales increased by $51.4 million in 2003. Volume accounted for $40.6 million of this increase, with the foreign currency translation amounting to $9.3 million. Geographically, most major markets experienced improved demand, with international sales increasing by 19.9% from 2002 to $214.3 million. From a channel standpoint, sales to OEMs and replacement sales grew by 21% and 16%, respectively. The higher growth rate in sales to OEMs reflects weaker results in 2002 when results were negatively impacted by higher customer inventory levels.

        Segment contribution for the Outdoor Products segment increased by $18.5 million in 2003 due to a $24.3 million, or 20%, increase in gross profit, partially offset by a $5.8 million, or 10%, increase in SG&A expenses. The improvement in gross profit reflects higher sales volume amounting to $18.3 million and the net favorable impact of foreign currency of $5.1 million. Included in the sales volume impact are the favorable effects of increasing the utilization of the segment's manufacturing facilities to 96%, which resulted in additional operating cost leverage. The net translation impact of currency is primarily from a stronger European euro, partially offset by the effect of a stronger Canadian dollar on our Canadian manufacturing plant. SG&A costs increased due to the effects of currency translation on the international operations amounting to $3.8 million and higher incentive compensation costs of $0.9 million due to achievement of above target performance. These increases were partially offset by a $2.8 million cost reduction for the transfer of individuals to the corporate office at the start of 2003.

Industrial and Power Equipment

        Sales for the Industrial and Power Equipment segment for 2003 were $165.0 million compared to $131.7 million in 2002, a 25% increase. Segment contribution in 2003 was $11.7 million compared to $5.2 million in 2002, a 125% increase. This segment is a cyclical, capital goods business whose results are closely linked to the performance of the forestry industry in general, particularly in our most important market (the Southeastern United States). During 2003, the industry conditions in North America trended upward as pulp and lumber pricing improved, housing construction remained strong and imports of wood products declined due to the weakening of the U.S. dollar. The resulting improvement in demand for our products yielded a 31%, or $35.7 million, increase in timber harvesting equipment sales. Increased volume accounted for $32.6 million of the increase, with higher average selling price increases adding an additional $3.1 million. Included in the increased volume was $14 million in sales related to a joint marketing agreement with Caterpillar Inc. that was initiated during 2003. Offsetting some of the gain in timber harvesting sales was a 9.9%, or $1.8 million, decline in the sales of power transmission components from 2002 as improvements in the utility and construction markets that are served by the segment lagged behind the recovery generally experienced in the forestry industry. The majority, or 89%, of this decline was volume related, with average selling prices also declining by $0.2 million due to competitive pricing.

        Segment contribution in 2003 increased by $6.5 million compared to 2002. The increase in profitability was the result of higher sales levels and increases in selling prices. Gross profit increased $8.4 million, or 33%, as increased sales contributed $9.8 million. The higher average selling price accounted for $2.9 million of this increase. Included in the volume impact is the favorable result of increasing plant utilization to 48% in 2003 from 44% in 2002. Cost of sales increased 4%, or $4.3 million, due to higher costs of raw materials, product liability and a higher inventory valuation allowance. SG&A costs increased by $1.8 million, or 9%, due to incremental marketing costs from the Caterpillar Inc. agreement and higher benefit costs.

Lawnmower

        Sales in the Lawnmower segment declined $5.7 million in 2003 to $35.7 million from $41.4 million in 2002. The segment had a contribution loss of $1.2 million in 2003 compared to a segment contribution of $2.7 million in 2002. The decline in sales was primarily due to a 16.8% reduction in unit volume, accounting for $6.2 million of the decrease, as increased competition has reduced our market share in the zero-turning riding mowers market. In addition to the increase in competition, we experienced a weaker than normal spring selling season due to unfavorable weather conditions.

        The $3.9 million reduction in Lawnmower segment contribution in 2003 from 2002 was primarily due to the $4.1 million negative impact from unit volume decline. The segment's plant operated at approximately 49% of capacity in 2003, resulting in higher average production costs. Additionally, manufacturing costs were negatively impacted by higher health care trends and other benefit costs. During 2003 we incurred an above average number of medical and workers compensation claims that are not expected to continue at the same rate in the future.

        Corporate office expenses for 2003 increased to $12.7 million from $6.2 million in 2002. The increase in expense was due, in part, to the reassignment of certain functions from the Outdoor Products segment to corporate during 2003. The impact of this reassignment was approximately $2.8 million. These costs relate to completion of the relocation of our headquarters in late 2002, and reflect wages and benefits of employees that were transferred from the Outdoor Products segment to the corporate staff at the start of 2003. Additional increases were incurred in 2003 for pension and post retirement expenses of $0.7 million, accrued incentive compensation of $0.8 million, legal costs of $0.8 million, compliance costs of $0.2 million, and increased insurance costs of $0.2 million. We expect our compliance costs to increase in the future due to additions to the internal audit function, additional accountants' fees and additional employees needed to comply with the requirements of the Sarbanes-Oxley Act. Restructuring expense in 2003 of $0.2 million was related to severance benefits in conjunction with the movement of Company assets between manufacturing facilities. During 2002 we incurred $1.4 million in restructuring expense for the movement of manufacturing assets and $5.8 million for the relocation of our headquarters from Montgomery, Alabama to Portland, Oregon (see Note 1 of the Notes to the Consolidated Financial Statements).

        Net Interest expense in 2003 was $69.0 million in comparison to $71.1 million in 2002. The lower interest expense was due to a combination of lower average debt outstanding and lower interest rates on our term loans.

        "Other expense" for 2003 was $3.6 million and included an expense of $2.8 million related to the early retirement of debt in conjunction with our extinguishment of its prior term loan and revolver facility (see Note 3 of the Notes to the Consolidated Financial Statements). Other expense for 2002 was $0.7 million and included a $1.6 million loss on the sale of our former corporate headquarters in Montgomery, Alabama and a fractional interest in an aircraft, $0.5 million for the write-off of unamortized deferred financing costs together with prepayment penalties related to the early payment of debt from the net proceeds generated from the sale of our assets and a $0.5 million loss on an executive benefit trust, offset by $2.1 million in income from life insurance proceeds.

        Our effective income tax rate in 2003 was 400.7% compared to 48.4% in 2002. This significant increase was primarily due to the recognition of a deferred tax asset valuation allowance of $41.0 million during the third quarter of the year. We determined at that time that it was more likely than not that all of our deferred tax asset would not be utilized. We made this determination based on the following available evidence:

  •
  With the completion of the 2002 federal income tax return in September 2003, we exhausted our ability to carry back operating losses to prior years.

  •
  In conjunction with the filing of the 2002 federal income tax return, we submitted a refund claim in the amount of $13.6 million for taxes paid in 1997.

  •
  Accumulated operating losses can now only be used to offset future domestic operating income.

  •
  We had not recorded domestic operating income since 2000 and were projecting a domestic operating loss for the 2003 fiscal year.

  •
  Our high leverage and associated domestic-based interest expense are projected to limit our ability to become profitable in the United States in the foreseeable future despite recent improvements in market conditions.

  •
  We recorded consolidated operating income during 2003 and anticipate recording consolidated operating income for the foreseeable future. However, this will be due to profitable international operations partially offset by domestic operating losses.

  •
  We had valid tax planning strategies available (including a potential debt buy back strategy for our outstanding bonds that had been trading at a substantial discount) to utilize the benefit of accumulated net operating losses as of the end of 2002 that dissipated during the first 9 months of 2003.

        See Note 2 of the Notes to the Consolidated Financial Statements.

        We did not record any income from discontinued operations for the year ended December 31, 2003. Net income from discontinued operations in 2002 of $0.5 million was primarily due to proceeds on a settlement of a claim involving our former construction business.

Year ended December 31, 2002 (audited) compared with year ended December 31, 2001 (audited)

        Sales for 2002 were $479.5 million compared to $468.7 million for 2001. Net loss for 2002 was $5.7 million ($0.19 per share) compared to $43.6 million ($1.42 per share) in 2001. Net loss from continuing operations for 2002 was $4.8 million ($0.16 per share), compared to $37.6 million ($1.22 per share) for 2001.

        These results reflect a $10.8 million, or 2%, increase in sales from 2001. Our sales increased for the following principal reasons:

  •
  The increase in the volume of shipments of timber harvesting equipment generated an additional $12.8 million in sales over 2001. This was a change in trend from the previous three years, when sales of our timber harvesting equipment declined each year in association with a depressed United States forestry market.

  •
  A 7.9% increase in sales of outdoor care parts and accessories contributed $3.6 million of the improvement. A significant contributing factor was the consolidation of all related products under the Oregon brand name. The strength of the Oregon brand name increases opportunities for new distribution as well as consumer awareness.

  •
  Net sales of chainsaw components and accessories declined $6.5 million, or 2.6%, as shipments to OEMs declined by 9% due to a reduction in inventories from the previous year.

        Our sales performance improved throughout 2002 as economic conditions and trends within the forestry industry strengthened. We experienced sales growth of 6.7% in the last three quarters of 2002 after declining by 10.5% in the first quarter.

        Operating income in 2002 increased by $17.8 million, or 39.8%, from 2001. Included in this increase was a $4.8 million, or 3.1%, increase in gross profit, a $4.0 million, or 4.2%, decrease in SG&A expense and a $9.0 million reduction in restructuring expenses. The following are the significant reasons for the gross profit increase (in millions):

2001 Gross Profit	$156.4
Increase (Decrease)
Sales Volume	4.0
Selling Price and Mix	(1.0)
Foreign Exchange Translation	4.2
Product Costs and Mix	(2.4)

2002 Gross Profit	$161.2

        The impact of the sales volume was primarily due to higher timber harvesting unit sales. Selling prices and mix were unfavorable due to a shift to outdoor care products, selective competitive discounting and the sale of smaller lawnmower units. Product costs and mix increases were limited to 0.8%, or $2.4 million, in 2002 as the Industrial and Power Equipment Group experienced lower warranty costs and as plant utilization increased from 37% to 48%. This increased utilization was generated in part due to the closure of a facility in 2001 as part of a plant rationalization review.

        The decline in SG&A expenses of $4.0 million is due primarily to our adoption of SFAS No. 142 "Goodwill and Other Intangible Assets", that resulted in the cessation of amortization of Goodwill in 2002. The impact of the adoption was a $3.0 million reduction in expense. Additionally, corporate expenses declined by $1.5 million in 2002 from 2001 due to a reduction in staff with the relocation of our headquarters to Portland, Oregon.

        The following table reflects segment sales and operating income for the years ended December 31, 2002 and 2001.

	Year Ended December 31,
	2002	2001	2002 as % of 2001
	(Dollar amounts in millions)
Sales:
Outdoor Products	$307.4	$307.4	100%
Industrial and Power Equipment	131.7	120.6	109
Lawnmower	41.4	43.0	96
Inter-Segment Elimination	(1.0)	(2.3)	43

Total Sales	$479.5	$468.7	102%
Contribution (loss):
Outdoor Products	$67.7	$69.4	98%
Industrial and Power Equipment	5.2	(1.7)	—
Lawnmower	2.7	0.9	300
Inter-Segment Elimination	0.3	—	—

Contribution from segments	75.9	68.6	110
Corporate office expenses	(6.2)	(7.7)	81
Restructuring expenses	(7.2)	(16.2)	44

Operating income	$62.5	$44.7	140%

        The principal reasons for these results and the status of our financial condition are set forth below.

Outdoor Products

        Sales for the Outdoor Products segment for 2002 were $307.4 million, the same as reported in 2001. Segment contribution in 2002 was $67.7 million compared to $69.4 million in 2001. The flat year-over-year results in sales included lower sales of chainsaw components by $6.5 million, or 2.6%, that were offset by increased sales of outdoor care accessories and concrete cutting saws. Average sales prices declined by $1.6 million as selective competitive discounting was required in response to the relative strength of the U.S. dollar.

        The decline in chainsaw components in 2002 was in part due to weaker demand from OEMs resulting from a reduction in inventories from prior year levels. Sales to OEMs declined by 9% from 2001. Outdoor care parts and accessories increased by 7.9% in 2002, or $3.6 million, as the product line was expanded and distribution was increased. Additionally, the sales of concrete cutting equipment sold under the ICS brand increased by $3.0 million, or 24%, due to expanded distribution.

        Segment contribution for the Outdoor Products segment decreased by $1.7 million in 2002 due to lower gross profit of $0.8 million and increased SG&A expenses of $0.9 million. The lower gross profit included $4.2 million in favorable currency exchange, primarily due to the effects of the Brazilian real and Canadian dollar on international production costs. Excluding the currency translation effects, cost of sales increased by 1.9%, or $3.5 million, primarily due to higher raw material costs. The higher SG&A expense includes a $1.5 million increase from the currency translation impact related to our international operations, primarily in Europe. These costs were partially offset by the adoption of SFAS No. 142 which had a favorable impact of reducing amortization expense by $1.6 million. The remaining increase in SG&A is attributed to our implementation of an annual wage increase.

Industrial and Power Equipment

        Sales for the Industrial and Power Equipment segment for 2002 were $131.7 million compared to $120.6 million in 2001. Segment contribution in 2002 was $5.2 million compared to a contribution loss of $1.7 million in 2001. This segment is a cyclical, capital goods business whose results are closely linked to the performance of the forestry industry in general, particularly in our most important market (the Southeastern United States). Throughout much of 2002, the forestry industry operated within a cyclical downturn environment. Sales of our timber harvesting and loading equipment increased in 2002 by 14%, or $14.2 million, due primarily to the introduction of new products and some improvement in market conditions. Unit volume increases accounted for $12.8 million of the increase and a product mix shift providing a favorable impact of $1.4 million accounted for the remainder. Sales of power transmission components declined in 2002 from the prior year by 11%, or $2.2 million, as demand declined with a slowdown in the utility and construction markets that the segment serves.

        Segment contribution in 2002 increased by $6.9 million as compared to 2001. The increase in profitability included a gross profit increase of $5.3 million as net sales volume increased by $3.8 million. The increase in cost of sales includes 0.3%, or $0.3 million, due to lower warranty costs incurred as we began to realize the benefit of changes to our warranty programs. Additionally, cost of sales was favorably impacted in 2002 from the plant closure and headcount reductions implemented in 2001. Reduced SG&A expenses of $1.7 million also reflect the actions taken in 2001.

Lawnmower

        Sales for the Lawnmower segment for 2002 were $41.4 million compared to $43.0 million in 2001. The 4% decline reflected a 1% decrease in unit sales amounting to $0.4 million. Additionally, sales declined by $1.2 million due to a weaker product mix as demand shifted towards a lower priced unit that was introduced in 2002. The new product, the Zeeter, is an entry level mower with a retail price point targeted at under $2,000 per unit, which is significantly less than our other units. The benefit of this model is that it provides Dixon's dealers and consumers with a product that has zero turning features with a price approaching traditional tractor style mowers. Unit sales of our remaining mower styles declined during the year as competitive offerings of zero-turn riding lawnmowers increased during the year.

        Segment contribution for the Lawnmower segment was $2.7 million in 2002 compared to $0.9 million in 2001. The increase reflected a $1.7 million decrease in SG&A expense due to lower marketing expense of $0.9 million and $0.4 million due to the adoption of SFAS No. 142.

        Corporate office expenses were $6.2 million in 2002 compared to $7.7 million in 2001. The reduction in expense was due to lower costs associated with the relocation of corporate operations from Montgomery, Alabama to Portland, Oregon and the associated reduction of corporate staff. Restructuring expense in 2002 was $7.2 million, with $5.8 million related to the relocation of the corporate office and $1.4 million associated with the relocation of equipment between plants within the Outdoor Products segment. The restructuring expense for 2001 was related to a plant closure within the Industrial and Power Equipment segment, the modifications of certain employee benefit plans and a reduction in headcount (see Note 1 of the Notes to the Consolidated Financial Statements).

        Interest expense in 2002 was $72.2 million compared to $95.9 million in 2001. The lower interest expense was primarily due to the $170.5 million reduction of debt in conjunction with the sale of SEG in December of 2001.

        Other expenses for 2002 was $0.7 million and included a $1.6 million loss on the sale of our former corporate headquarters in Montgomery, Alabama and a fractional interest in an aircraft, $0.5 million for the write-off of unamortized deferred financing costs together with prepayment penalties related to the early payment of debt with the net proceeds generated from the sale of SEG and the sale of assets, and a $0.5 million loss on an executive benefit trust, offset by $2.1 million in income from life insurance proceeds. This compares to $9.1 million in other expenses for 2001 which included $8.4 million for the write-off of unamortized deferred financing costs, together with prepayment penalties related to the early payment of debt associated with the sale of SEG and the sale of corporate assets, a $0.3 million loss on the sale of a Company aircraft, a $0.1 million loss on disposition of production equipment for a discontinued product line, and a $0.1 million loss on an executive benefit trust.

        Our effective income tax rate increased in 2002 to 48.4% from 36.2% in 2001. The favorable effect of foreign income tax rates as compared to the United States statutory rate increased, as our overall pre tax loss declined substantially. Additionally, an adjustment to the tax contingency increased the overall rate.

        Net income from discontinued operations in 2002 of $0.5 million was primarily due to proceeds on a settlement of a claim from our former construction business and compared to $2.5 million of after tax income for 2001, which reflected the operations of our former SEG through the date of disposal. Loss on the disposal of discontinued operations for 2002 of $1.4 million includes the recognition of the final purchase price adjustment net of tax for the sale of SEG. This loss compared to a loss of $8.5 million in 2001, which was the estimated loss on disposal as of December 31, 2001.

Financial Condition, Liquidity and Capital Resources

        At March 31, 2004, as a result of the 1999 merger and recapitalization transactions (see Note 1 of the Notes to Consolidated Financial Statements) (the "Merger and Recapitalization"), we have significant amounts of debt, with interest payments on the notes and interest and principal payments under the credit facility representing significant obligations for us. Total debt at March 31, 2004 was $610.2 million compared with total debt at December 31, 2003 of $610.5 million.

        We continue to be substantially leveraged, which may adversely affect our operations. This could have important consequences, including the following:

  •
  a substantial portion of cash flows available from operations are required to be dedicated to the payment of interest expense and principal, which will reduce the funds that would otherwise be available for operations and future business opportunities;

  •
  a substantial decrease in net income and cash flows or an increase in expenses may make it difficult to meet debt service requirements or force us to modify operations;

  •
  substantial leverage may make us more vulnerable to economic downturns and competitive pressure; and

  •
  the ability to obtain additional financing to fund our operational needs may be impaired or may not be available on favorable terms.

        Our outstanding debt as of March 31, 2004 consisted of term loans of $114.2 million, senior notes of $149.7 million, senior subordinated notes of $323.2 million and $23.1 million in a convertible preferred equivalent security (the amount outstanding on such convertible preferred equivalent security as of March 31, 2004 was $28.4 million, which reflects the original principal amount plus accumulated interest and amortization of discounts). The annual cash interest and principal payments on the outstanding debt are significant to us. During 2003 we paid $61.4 million in interest and $3.4 million in scheduled principal payments to our lenders. During 2004, without giving effect to the refinancing transactions, we anticipate payments of $60.1 million for interest and $6.6 million in scheduled principal payments. Cash provided by operating activities before payment of interest and principal was $119.7 million, $93.7 million and $140.3 million for the years ended December 31, 2003, 2002 and 2001. We expect to utilize approximately $24.0 million in available cash for capital expenditures in 2004. This amount includes approximately $5.0 million for the construction of a manufacturing plant in China. In 2005, we expect to utilize $27.0 million in cash for capital expenditures followed by an estimated $23.0 million in 2006. A significant portion of the capital will be focused on growth and cost reduction initiatives that are expected to generate incremental cash flow from operations over the longer term.

        Our term loan is subject to certain reporting and financial covenant compliance requirements. We were in compliance with these covenants as of March 31, 2004 and anticipate to be in compliance during the remainder of 2004. Non-compliance with these covenants could result in severe limitations to our overall liquidity. The term loan lenders could require actions for immediate repayment of outstanding amounts, including the potential sale of our assets. Our debt is not subject to any triggers that would require early payment of debt due to any adverse change in our credit rating.

        The term loans were originated on May 15, 2003 when we entered into a new senior credit facility to replace a previous credit facility. The credit facility consists of a $67.0 million revolving credit facility (none of which was outstanding as of March 31, 2004), a Term A loan of up to $32.0 million ($28.8 million outstanding as of March 31, 2004), a Term B loan of up to $85.0 million ($80.0 million outstanding as of March 31, 2004) and a Canadian Term loan of up to $6.0 million ($5.4 million outstanding as of March 31, 2004). The loans are secured by certain of our assets; some of which are held in trust pari passu, ratably, with the Blount's 7% senior notes. Specifically, the revolving credit facility is secured by certain of our inventory and accounts receivable. On a semi-monthly basis we calculate the amount available under the revolving credit facility. During 2003 the average amount available under this facility was $38.2 million net of outstanding letters of credit and threshold minimum availability requirements. As of March 31, 2004 we had the ability to borrow $48.0 million under the revolving credit facility, with no amounts then drawn on the revolving credit facility. If we are not able to extend or refinance our credit facility when our term loans become due, we may be required to sell some or all of our assets to repay the term loans. A sale of all or a substantial part of our assets may prevent us from operating as a going concern.

        As a part of the refinancing transactions, we are amending and restating our credit facilities. The amended and restated credit facilities will consist of a $100.0 million revolving credit facility, a $4.9 million Canadian term loan facility, a $265.0 million Term B loan facility and a $50.0 million Second Collateral Institutional Loan ("SCIL") facility. The amended and restated credit facilities will also provide for, among other things, revisions to our financial covenants, interest rates, compliance reporting requirements and prepayment premiums. The loans will be secured primarily by substantially all of our domestic assets and stock of certain subsidiaries. In addition, the Canadian term loan facility will also be secured by the assets of our Canadian subsidiaries.

        Upon completion of the refinancing transactions, we anticipate that our total outstanding debt will be $549.9 million, consisting of $55.0 million drawn on the revolving credit facility, $4.9 million drawn on the Canadian term loan facility, $265.0 million drawn on the Term B loan facility, $50.0 million drawn on the SCIL facility and $175.0 million in aggregate principal amount of 8 7/8% Senior Subordinated Notes due 2012. We will have approximately $37.2 million in available borrowings under our revolving credit facility after giving effect to approximately $7.8 million of letters of credit outstanding.

        Blount has senior notes outstanding in the principal amount of $150 million and maturing in June 2005. Blount also has senior subordinated notes outstanding in the principal amount of $323.2 million maturing in 2009. See Note 3 of Notes to Consolidated Financial Statements for the terms and conditions of the senior notes, the senior subordinated notes, and the senior term loans. We anticipate that we will refinance the outstanding senior notes prior to March of 2005 through the issuance of new debt, the issuance of additional shares of our stock or the sale of non-core assets or any combination of these actions. If we are unable to refinance the outstanding senior notes prior to the maturity date we may be required to sell some or all of our assets to repay the notes. A sale of all or a substantial part of our assets may prevent us from operating as a going concern.

        We maintain arrangements with third party finance companies by which certain customers of Blount's Forestry and Industrial Equipment Division ("FIED") and Dixon may finance the purchase of equipment. As part of these arrangements, we may be required to repurchase certain equipment from the third party financing companies should a customer default on payment. As of March 31, 2004, the maximum repurchase obligation was $3.3 million. Additionally, under our agreement, another third party financing company may require us to reimburse the third party financing company for its net loss. The maximum exposure with respect to this net loss position is $0.7 million. These arrangements have not had a material effect on our operating results in the past since, with respect to the repurchase obligations, any equipment repurchased has historically been resold with minimal, if any, loss recognized. We do not expect to incur any material charges related to these agreements in future periods.

        The term of our credit facility is for five years with scheduled quarterly repayments as follows: the Term A loan requires quarterly repayments of $1.1 million through April 1, 2004 and then increasing to $1.7 million per quarter beginning July 1, 2004 through the last payment on May 14, 2008; the Term B loan requires quarterly payments of $1.3 million beginning July 1, 2005 through April 1, 2006 and then increasing to $1.9 million per quarter beginning July 1, 2006 through January 1, 2008, with a final payment of $66.9 million due on May 14, 2008; and the Canadian Term loan requires quarterly payments of $197,368 through April 1, 2004 and then increasing to $325,658 per quarter beginning July 1, 2004 through January 1, 2008, with a final payment of $325,658 due on May 14, 2008. Our credit facility is subject to certain reporting and financial covenant compliance requirements. We were in compliance with these covenants as of March 31, 2004. Non-compliance with these covenants could result in severe limitations to our overall liquidity. The lenders under our credit facility could require actions for immediate repayment of outstanding amounts, including the potential sale of our assets. Our debt is not subject to any triggers that would require early payment of debt due to any adverse change in our credit rating.

        Pursuant to the amendment and restatement of our credit facilities, the term of the revolving credit facility will be five years, the terms of the Canadian term loan facility and Term B loan facility will be six years and the term of the SCIL facility will be six and one half years, in each case, from the date of the completion of the refinancing transactions. Scheduled quarterly payments under the amended and restated credit facilities will be as follows: the Canadian term loan facility will require quarterly payments of $12,212, with a final payment of approximately $4.6 million due on the maturity date, the Term B loan facility will require quarterly payments of $662,500, with a final payment of $249.8 million due on the maturity date; and the SCIL facility will not require any quarterly payments and will be payable in a single payment on the maturity date. The amended and restated credit facilities may be prepaid at any time; however, any repayment of the SCIL facility during the first three years of the term will result in a prepayment fee to the lenders. The amount available to be drawn on the revolving credit facility will be restricted by our senior secured leverage ratio. We believe that, after the refinancing transactions are complete, cash flows from operations will be sufficient to meet the interest and principal payment obligations of all of our outstanding debt.

        We intend to fund working capital, capital expenditures and debt service requirements through cash flows generated from operations, cash available as of March 31, 2004, and from the revolving credit facility. The revolving credit facility had an availability of $48.0 million as of March 31, 2004, net of the outstanding letters of credit issued of $7.8 million and a minimum threshold availability requirement of $10.0 million. Management believes that cash generated from operations, together with amounts available under the revolving credit facility, will be sufficient to meet our working capital, capital expenditure and other cash needs in the foreseeable future. There can be no assurance, however, that this will be the case. We may also consider other options available to us in connection with future liquidity needs.

        Cash balances at March 31, 2004 were $18.4 million compared to $35.2 million at December 31, 2003. The decline of $16.8 million in cash balance in the first quarter of 2004 compared to a decline of $14.5 million for the same period in 2003 was due primarily to working capital requirements. Cash used for operating activities in the first quarter of 2004 was $12.1 million compared to $9.2 million for the same period in 2003. The $2.9 million increase in cash usage reflects the new increase in working capital due to the growth in business activity and reduction in income tax refunds, partially offset by higher net income and non-cash charges.

        Accounts receivable at March 31, 2004 and December 31, 2003, and sales by segment for the first quarter of 2004 compared to the first quarter of 2003, are as follows (in millions):

	March 31, 2004	December 31, 2003	Increase (Decrease)
Accounts Receivable
Outdoor Products	$57.7	$42.6	$15.1
Industrial and Power Equipment	20.0	19.1	0.9
Lawnmower	3.9	2.9	1.0

Total segment receivables	$81.6	$64.6	$17.0

	Three Months Ended
	March 31, 2004	December 31, 2003	Increase (Decrease)
Sales
Outdoor Products	$102.1	$93.2	$8.9
Industrial & Power Equipment	54.0	56.8	(2.8)
Lawnmower	9.6	9.3	0.3
Inter Segment Elimination	(0.1)	(0.1)	—

Total segment sales	$165.6	$159.2	$6.4

        The $17.0 million increase in segment accounts receivable from December 31, 2003 is somewhat disproportionate with the growth in sales. This is partially due to the timing of first quarter sales activity which was particularly strong in the later half of the quarter, resulting in ending balances that are higher than normal.

        Net cash used for investing activities for the first quarter of 2004 was $3.5 million compared to $4.5 million for the same period of 2003. Purchases for property, plant and equipment during this period of 2004 were $3.5 million compared to $4.0 million for the same period of 2003. The first quarter of 2003 results also included $0.5 million for payments associated with the 2002 sale of an office building in Montgomery, Alabama.

        Cash used in financing activities for the first quarter of 2004 was $1.2 million compared to usage of $0.8 million for the same period of 2003. The first quarter of 2004 results include a $1.3 million reduction in scheduled payments on long term debt, partially offset by a $0.2 million capital contribution from the exercise of stock options. The results for the first quarter of 2003 are due entirely to the scheduled payments on long term debt.

        As of December 31, 2003 our contractual obligations, including payments due by period, are as follows (in millions):

	Total	2004	2005 -2006	2007 -2008	Thereafter
Current Maturities of Long-Term Debt	$6.6	$6.6	$—	$—	$—
Long Term Debt	603.9	—	174.9	83.7	345.3
Estimated Interest Payments (1)	355.4	60.1	103.1	92.3	99.9
Purchase Commitments (2)	29.9	29.9	—	—	—
Operating Lease Obligations	4.9	2.1	2.1	0.6	0.1
Other Long Term Liabilities (3)	0.9	0.3	0.4	0.2	—

Total Contractual Obligations	$1,001.6	$99.0	$280.5	$176.8	$445.3

(1)
Expected future interest payments based on existing debt. Variable interest rate debt payments based on assumed interest rate increases.

(2)
Primarily related to the receipt of various goods and services as of December 31, 2003.

(3)
Advisory and consulting fees for certain current and former officers and directors of Blount International.

        As of December 31, 2003, as adjusted to give effect to the refinancing transactions as if such transactions were completed on December 31, 2003, our contractual obligations, including payments due by period, are as follows (in millions):

	Total	2004	2005-2006	2007-2008	Thereafter
Current Maturities of Long-Term Debt	$2.7	$2.7	$—	$—	$—
Long Term Debt	547.2	—	5.3	60.3	481.6
Estimated Interest Payments (1)	280.6	36.0	84.4	87.3	72.9
Purchase Commitments (2)	29.9	29.9	—	—	—
Operating Lease Obligations	4.9	2.1	2.1	0.6	0.1
Other Long Term Liabilities (3)	0.9	0.3	0.4	0.2	—

Total Contractual Obligations	$866.2	$71.0	$92.2	$148.4	$554.6

(1)
Expected future interest payments based on new debt. Variable interest rate debt payments based on assumed interest rate increases.

(2)
Primarily related to the receipt of various goods and services as of December 31, 2003.

(3)
Advisory and consulting fees for certain current and former officers and directors of Blount International.

        Due to a decline in asset values of our sponsored defined benefit plan during 2001 and 2002, our annual cash contributions to the pension fund increased in 2003 and will increase further in 2004. The decline in asset value is due to overall weakness in the stock and bond markets prior to 2003. Cash contributions for domestic plans were $3.5 million for 2003 and are expected to be approximately $14.0 million for 2004. As of March 31, 2004, $0.6 million in contributions have been made. We do not expect to make any contributions to our other post-retirement benefits plans in 2004. Furthermore, we adjusted our minimum pension liability at the end of 2003 in accordance with SFAS No. 87 "Employers' Accounting for Pensions". The adjustment resulted in a non-cash increase of shareholders' equity of $2.5 million compared to a reduction of $14.2 million recorded at the end of 2002. We believe that cash flow from operations and amounts available under our revolving credit agreement will be sufficient to cover the higher pension contribution levels.

        We expect the cash flow from operations and the amounts available under our revolving credit agreement will be sufficient to cover any additional increases in working capital. While there can be no assurance, management believes we will comply with all financial performance covenants during the next twelve months. Should we not comply with the covenants, additional significant actions will be required. These actions may include, among others, attempting to renegotiate our debt facilities, sales of assets, additional restructuring and reductions in capital expenditures.

Off Balance Sheet Arrangements

        In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities." We do not have any off balance sheet arrangements as defined by this pronouncement.

Critical Accounting Policies and Estimates

        Management's discussion and analysis of our financial condition and results of operations are based on the consolidated financial statements included elsewhere in this Prospectus under the caption "Selected Historical Consolidated Financial Data" that have been prepared in accordance with generally accepted accounting principles of the United States of America.

        The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and various other assumptions that are believed to be reasonable and consistent with industry practice. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates in the preparation of our consolidated financial statements.

        We record reductions to selling prices as products are shipped. These reductions are based on competitive and market conditions, in addition to specific customer contracts in some instances. These reductions are estimated and recorded at the time of shipment either through a reduction to invoice or the establishment of an accrual for payment at a later date. The amount accrued may increase or decrease prior to payment due to customer performance and market conditions.

        We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. Such allowance is based on an ongoing review of customer payments against terms and a review of customers' financial statements and conditions through monitoring services. Based on these reviews, additional allowances may be required and are recorded in the appropriate period.

        Specific industry market conditions can significantly increase or decrease the level of inventory on hand in any of our business units. We adjust for changes in demand by reducing or increasing production levels. We estimate the required inventory reserve by assessing inventory turns and market selling prices on a product by product basis. We maintain such reserves until a product is sold or market conditions require an increase in the reserves.

        We offer certain warranties with the sale of our products. The warranty obligation is recorded as a liability on the balance sheet and is estimated through historical customer claims, supplier performance, and new product performance. Should a change in trend occur in customer claims, an increase or decrease in the warranty liability may be necessary.

        We incur expenses on account of product liability claims as a result of alleged product malfunctions or defects. We maintain insurance for a portion of this exposure and record a liability for our non-insured obligations. We estimate our product liability obligations on a case by case basis in addition to a review of product performance trends. These estimated obligations may be increased or decreased as more information on specific cases becomes available.

        We determine our post retirement obligations on an actuarial basis that requires management to make certain assumptions. These assumptions include the long-term rate of return on plan assets, the discount rate to be used in calculating the applicable benefit obligation and the anticipated trend in health care costs. These assumptions are reviewed on an annual basis and consideration is given to market conditions as well as the requirements of Statement of Financial Accounting Standards No. 87, Employers Accounting for Pensions, and No. 106, Employers Accounting for Post Retirement Costs other than Pensions. The assumed rate of return on plan assets was 8.9% for 2003 and we anticipate the same rate to be utilized in 2004. We believe this rate is reasonable given the asset composition and historical trends. We lowered our discount rate assumption to 6.1% to determine our plan liabilities at December 31, 2003 from 6.5% in the previous year due to the market declines in benchmark interest rates. We assumed that health care costs in 2003 would increase by 10% per year and future increases would decline by 2% per year until 5% is reached. Our annual post retirement expenses can be impacted by changes in assumptions. A 1% change in the return on assets will change annual pension expense by $0.9 million. A 1% change in the discount rate as of December 31, 2003 would result in $1.2 million in increased pension expenses in 2004 and a 1% change in health care costs would change annual post retirement medical costs by $0.3 million a year.

        We account for income taxes under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. We currently maintain a 100% deferred tax asset valuation allowance.

Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. Upon initial application of the provisions of SFAS No. 143, entities are required to recognize a liability for any asset retirement obligations adjusted for the cumulative accretion to the date of the adoption of this Statement, an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset, and accumulated depreciation on that capitalized cost. The cumulative effect, if any, of initially applying this Statement is recognized as a change in accounting principle. We adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 has not had a material impact on the 2003 financial statements.

        In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for assets to be disposed of and broadens the presentation of discontinued operations to include more disposal transactions. The provisions of the Statement, which were adopted by us on January 1, 2002, have not had a material impact on our financial condition or results of operations.

        In April 2002, The FASB issued Statement of Financial Accounting Standards No. 145, "Rescissions of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement, which updates, clarifies and simplifies existing accounting pronouncements, addresses the reporting of debt extinguishments and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of this Statement, which were adopted by us on January 1, 2003, have not had a material impact on our financial condition or results of operation but did result in the reclassification of prior years' debt extinguishment expenses.

        In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, and concludes that an entity's commitment to an exit plan does not by itself create a present obligation that meets the definition of a liability. This Statement also establishes that fair value is the objective of initial measurement of the liability. The provisions of this Statement were adopted by us on January 1, 2003. We believe that the adoption of SFAS No. 146 will impact the timing of the recognition of costs associated with exit or disposal activities but is not expected to have a material impact on our financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002 and the interim disclosure requirements are effective for interim periods beginning after December 15, 2002. We adopted the annual disclosure requirements for the year ended December 31, 2002 and the interim disclosure requirements on January 1, 2003. The adoption of this Statement did not have a material impact on our results of operations, financial position or cash flows.

        In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" ("VIE"s). FASB Interpretation No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities ("VIEs") created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. It applies to public enterprises in the first fiscal year or interim period ending after December 15, 2003, and to VIEs in which an enterprise holds a variable interest that is acquired before February 1, 2003. The adoption of this interpretation on January 1, 2004 did not have a material impact on our financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 amends SFAS No. 133 to require contracts with comparable characteristics to be accounted for similarly. SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This statement was effective for contracts entered into or modified after September 30, 2003, except for hedging relationships designated after September 30, 2003, where the guidance is required to be applied prospectively. The adoption of this statement did not have a material impact on our results of operations and financial condition.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. This statement was effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after September 15, 2003. On November 7, 2003, FASB issued FASB Staff Position No. SFAS 150-3 (FSP 150-3), "Effective Date, Disclosures, and Transition for Mandatory Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statements No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." FSP 150-3 deferred certain aspects of SFAS 150. The adoption of SFAS 150 on January 1, 2003 and subsequent adoption of FSP 150-3 did not have a material impact on our results of operations, financial position or cash flows.

Market Risk

        We are exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity prices. We manage our exposure to these market risks through our regular operating and financing activities, and, when deemed appropriate, through the use of derivatives. When utilized, derivatives are used as risk management tools and not for trading purposes. See Interest Rate Risk and Commodity Price Risk below for discussion of expectations as regards to future use of interest rate and commodity price derivatives.

Interest Rate Risk

        We manage our ratio of fixed to variable rate debt with the objective of achieving a mix that management believes is appropriate. Historically, we have, on occasion, entered into interest rate swap agreements to exchange fixed and variable interest rates based on agreed upon notional amounts and we have entered into interest rate lock contracts to hedge the interest rate of an anticipated debt issue. At December 31, 2003 and 2002, no derivative financial instruments were outstanding to hedge interest rate risk, and upon the consummation of the refinancing transactions we do not expect to use any financial instruments to hedge interest rate risk. A hypothetical 10% increase in interest rates immediately after the refinancing transactions would decrease the fair value of our fixed rate long-term debt outstanding by $8.9 million. A hypothetical 10% increase in the interest rates on our variable rate long-term debt for a duration of one year beginning immediately after the refinancing transactions would increase interest expense by approximately $1.4 million.

Foreign Currency Exchange Risk

        Approximately 34% of Outdoor Products segment's sales and 39% of its operating costs and expenses were transacted in foreign currencies in 2003. As a result, fluctuations in exchange rates impact the amount of the Outdoor Products segment's reported sales and operating income. Historically, our principal exposures have been related to local currency operating costs and expenses in Canada and Brazil, and local currency sales and expenses in Europe (principally France and Germany). During the past three years, we have not used derivatives to manage any foreign currency exchange risk and, at December 31, 2003, no foreign currency exchange derivatives were outstanding. The table below illustrates the estimated effect of a hypothetical immediate 10% change in major currencies (defined for us as euro, Canadian dollar, and Brazilian real):

	Effect of 10% Weaker U.S. Dollar
	Sales	Cost of Sales	Operating Income
	(Dollar amounts in millions)
Major Currencies
Euro	$3.1	$(0.1)	$0.6
Canadian Dollar	1.2	(3.7)	(2.8)
Brazilian Real	0.1	(0.6)	(0.6)

Commodity Price Risk

        We secure raw materials through purchasing functions at each of our operating divisions. These functions are staffed by professionals who determine the sourcing of materials by assessing quality, availability, price and service of potential vendors. When possible, multiple vendors are utilized to ensure competitive prices and to minimize risk of lack of availability of materials. Some of these raw materials are subject to price volatility over time. We have not hedged against the price volatility of any raw materials within our operating segments with any derivative instruments.

        Our largest sourced commodity is steel, purchases of which in the year ended December 31, 2003 amounted to approximately $45 million. A hypothetical immediate 10% change in the price of steel would have an estimated $4.5 million effect on pre-tax income in 2004. We utilize multiple suppliers to purchase steel, with the majority of the value secured through annual contracts. Raw material price volatility has not been significant in recent years, with the exception of steel pricing, which has risen sharply in the past six months. The impact of this increase is expected to result in our cost of purchased steel to be $6 to 8 million higher in the year ended December 31, 2004 than the year ended December 31, 2003. We believe that we can increase some selling prices to our customers to compensate for some of this increase. We source many of our outdoor care products from Asia through brokers and we anticipate expanding this practice in our other divisions. For example, we believe that we can source both timber harvesting and lawnmower components at a lower cost from international locations. Historically we have not incurred any issues of significance in sourcing internationally, in part due to the fact that there are multiple suppliers for the products we purchase.

BUSINESS

Company Overview

        We are a leading provider of equipment, accessories and replacement parts to the global forestry and construction industries. We concentrate on manufacturing and marketing branded products in focused end markets, serving professional loggers, construction workers, homeowners, equipment dealers and distributors and OEMs. We believe that we are a global leader in chainsaw chain, guide bars and other accessories and a leading provider of timber harvesting equipment and zero-turn riding lawnmowers to the North American markets. Our products are sold under long-standing brand names that are well-recognized in their respective industries, including Oregon, ICS, Prentice, Hydro-Ax and Dixon. Approximately 40% of our revenues in 2003 were generated outside of the United States, in over 100 countries around the world.

        Our consolidated sales for the year ended December 31, 2003 of $559.1 million were derived from our three business segments: Outdoor Products—$358.8 million, Industrial and Power Equipment—$165.0 million and Lawnmower—$35.7 million (less inter-segment eliminations of $0.4 million). For the same period, consolidated EBITDA was $93.6 million, operating income was $83.8 million and consolidated net loss was $33.7 million. Our consolidated sales for the quarter ended March 31, 2004 were $165.6 million, derived as follows: Outdoor Products—$102.1 million, Industrial and Power Equipment—$54.0 million and Lawnmower—$9.6 million (less inter-segment eliminations of $0.1 million). For the same period, consolidated EBITDA was $31.1 million, operating income was $27.2 million and consolidated net income was $6.9 million. For a definition of EBITDA and a reconciliation to consolidated net loss or net income, see "Prospectus Summary—Summary Historical Consolidated Financial and Other Data".

Outdoor Products

Overview

        Our largest segment, Outdoor Products, accounted for 64% of our sales in 2003. This segment manufactures and markets chainsaw chain, guide bars and sprockets and accessories for chainsaw use, concrete cutting equipment, and lawnmower blades and accessories for outdoor care. The segment's products are sold to OEMs for use on new chainsaws, and the retail replacement market through distributors, dealers and mass merchants. During 2003 approximately 24% of the segment's sales were to OEMs, with the remaining 76% sold into the replacement market. Approximately 60% of the segment's sales were outside of the United States in 2003.

        The table below outlines the Outdoor Products segment's business units and primary product lines:

Outdoor Products Segment—Products Summary
(Dollar amounts in millions)

Business Line	2003 Sales(1)	Products	Selected Brand Names	Primary End Users
Oregon	$275.6	Saw Chain Guide Bars Drive Sprockets	Oregon	Professional Loggers Construction Workers Homeowners
ICS	$17.8	Concrete Cutting Chain	ICS	Construction Workers
Windsor	$15.8	Chainsaw Products	Windsor	Professional Loggers Construction Workers Homeowners
Outdoor Care	$49.6	Lawn Mower Blades Replacement Parts Outdoor Care Accessories	Oregon	Homeowners

        Marketing personnel are located throughout the United States and in a number of foreign countries. We manufacture our products in Milwaukie, Oregon; Milan and Dyer, Tennessee; Guelph,

Ontario Canada; Curitiba, Parana, Brazil, and in Kansas City, Missouri. A portion of our accessories and spare parts, as well as the saws distributed by ICS, are sourced from vendors in various locations around the world.

Oregon

        The Oregon product line includes a broad range of cutting chain, chainsaw guide bars, cutting chain drive sprockets and maintenance tools used primarily on portable gasoline and electric chainsaws, and mechanical timber harvesting equipment. The Oregon product line also includes a variety of cutting attachments and spare parts to service the lawn and garden industry. This Outdoor Equipment parts line-up is composed of lawnmower blades to fit a variety of machines and cutting conditions, as well as replacement parts that either meet or exceed the requirements of OEMs.

Windsor

        The Windsor product line includes guide bars for chainsaws, cutting chain, and sprockets for chainsaws as well as products to support mechanical harvesting equipment. We also sell a variety of handheld garden tools under the Windsor label.

ICS

        The ICS brand product line provides specialized concrete cutting equipment for construction markets around the globe. The principal product in the ICS line-up is a proprietary diamond-segmented chain, which is used on gasoline-powered and hydraulic-based saws and equipment. ICS also distributes gasoline and hydraulic powered saws to its customers. These saws are manufactured through an agreement with a third party.

Industry Overview

        We believe that we are the world leader in the production of cutting chain. Oregon and Windsor branded cutting chain and related products are used primarily by professional loggers, farmers, arborists and homeowners. Additionally, the Oregon line of lawnmower-related parts and accessories has an extensive following among commercial landscape companies and homeowners. Our ICS products are used by rental contractors, general contractors and concrete cutting specialists.

        We sell our products to wholesale distributors, independent dealers and mass merchandisers serving the retail replacement market. In addition, Oregon brand chainsaw cutting chain and guide bars are currently sold to more than 30 chainsaw OEMs. Much of this is privately branded for OEM customers.

        Due to the high level of technical expertise and capital investment required to manufacture cutting chain and guide bars, we believe that we are able to produce durable, high-quality cutting chain and guide bars more efficiently than most of our competitors. The use of Oregon brand cutting chain as original equipment on chainsaws is also promoted through cooperation with OEMs in improving the design and specifications of chain and saws.

        Weather influences our sales cycle. For example, severe weather patterns and events such as hurricanes, tornadoes or ice storms generally result in greater chainsaw use, and therefore, stronger sales of saw chain and guide bars. Seasonal rainfall plays a role in demand for our lawnmower blades and garden-related products. Above-average rainfall drives greater demand for products in this category.

        This segment's profitability is affected by changes in currency exchange rates, changes in economic and political conditions in the various markets in which we operate and changes in regulatory environments in various jurisdictions. In 2003, 60% of this segment's sales were generated outside of the United States.

        A small number of other cutting chain manufacturers, as well as a small number of international chainsaw manufacturers, compete against our Oregon and Windsor brands. We also supply products and/or components to some of our competitors.

        This segment's principal raw material, cold-rolled strip steel, is generally purchased from six main intermediate steel processors and can be obtained from other sources.

Industrial and Power Equipment

Overview

        Our Industrial and Power Equipment segment accounted for 30% of our sales in 2003. This segment manufactures equipment for the timber harvesting industry and for industrial use, industrial tractors for land and utility right-of-way clearing, and power transmission components. Major users of these products include logging contractors, harvesters, land reclamation companies, utility contractors, building materials distributors and original equipment manufacturers of hydraulic equipment. Sales are made through a distribution network to customers in the timber harvesting, material handling, construction, land reclamation and utility businesses, as well as to pulp and lumber mills, contractors and scrap yard operators. The segment's customer base is concentrated in the Southeastern United States with international sales amounting to 7% of segment sales in 2003.

        The table below outlines the Industrial and Power Equipment segment's business units and primary product lines:

Industrial and Power Equipment Segment—Products Summary
(Dollar amounts in millions)

Business Line	2003 Sales	Products	Selected Brand Names	Primary End Users
FIED	$124.6	Loaders Feller Bunchers Attachments and Parts	Prentice Hydro-Ax Timberking	Professional Loggers
CTR	$10.0	Delimbers, Slashers, Grapples	CTR	Professional Loggers
Fabtek	$14.1	Forwarders, Harvesters and Harvester Heads		Professional Loggers
Gear	$16.3	Gears Rotational Bearings Power Transmission Products		Professional Loggers Construction Industry Utilities Industry

Growth Opportunities

        We attempt to capitalize on our technological and manufacturing expertise to increase our participation in the market for replacement parts for products which we manufacture and to develop new product applications both within and beyond the timber, material handling, land clearing and gear industries. We are committed to continuing research and development in this segment to respond quickly to increasing mechanization and environmental awareness in the timber harvesting industry.

        Our Industrial and Power Equipment segment has manufacturing facilities in Menominee, Michigan; Owatonna, Minnesota; Prentice, Wisconsin; Tulsa, Oklahoma; and a parts warehouse in Zebulon, North Carolina. A majority of the components used in our products are obtained from a number of domestic manufacturers.

        In March of 2003, the Industrial & Power Equipment segment entered into a marketing, licensing and supply agreement with Caterpillar Inc., under which we began selling equipment manufactured by both Caterpillar Inc. and us under our Blount brands through the Blount dealer network and under Caterpillar Inc.'s Timberking brand through the Caterpillar Inc. dealer network. The manufacture of the

Timberking branded products occurs at both our plants and Caterpillar Inc.'s plants, with distribution of the product being our responsibility in conjunction with the Caterpillar Inc. dealer network.

Timber Harvesting Equipment (FIED, CTR and Fabtek)

        We believe that we are a world leader in the manufacture of hydraulic timber harvesting equipment, which includes truck-mounted, trailer-mounted, stationary-mounted and self-propelled loaders and crawler feller bunchers (tractors with hydraulic attachments for felling timber) under the Prentice brand name; rubber-tired feller bunchers and related attachments under the Hydro-Ax brand name; and delimbers, slashers and skidders under the CTR brand name. We are a leading manufacturer of cut-to-length harvesting equipment including forwarders, harvesters, and harvester heads under the Fabtek brand. We also manufacture products sold under Caterpillar Inc.'s Timberking brand through the Caterpillar Inc. dealer network.

Gear Products

        Gear Products, Inc., acquired in 1991, is a leading manufacturer of rotational system components for mobile heavy equipment. Its primary products are bearings, winch drives and swing drives used to provide hydraulic power transmission in heavy equipment used in the forestry, construction and utilities industries. Due to extreme wear-and-tear on its products, Gear Products, Inc. sells its products in the replacement parts market in addition to its sales to OEMs. Gear Products, Inc. accounted for approximately 8% of the Industrial and Power Equipment segment's sales in 2003.

        We sell our timber harvesting products through a network of approximately 200 dealers in over 300 locations in the United States and currently have an additional 9 offshore dealers, primarily in the timber harvesting regions of South America. Gear Products, Inc. sells its products to over 265 original equipment manufacturers servicing the utility, construction, forestry and marine industries. Approximately 93% of this segment's sales in 2003 were in North America, primarily in the southeastern and south central states of the United States.

        We place a strong emphasis on the quality, safety, comfort, durability and productivity of our products and on the after-market service provided by our distribution and support network.

Industry Overview

        The timber harvesting equipment market faces cyclicality due to its reliance on customers in the lumber, pulp and paper markets. In the past, as pulp prices have dropped and inventory levels have increased, pulp manufacturers postponed purchases of new timber harvesting equipment as their existing machinery provided them sufficient capacity to meet near-term demand.

        Competition in markets served by the Industrial and Power Equipment segment is based largely on quality, price, brand recognition and product support. The segment's primary competition in timber harvesting equipment includes John Deere, which also markets the Timberjack brand, Komatsu, which markets the Timbco and Valmet brands, and numerous smaller manufacturers including Barko, Tigercat, Hood, and Serco. Gear Products' competitors in the fragmented industry include SKF, Avon, Kaydon, Rotec, Fairfield, Auburn, Tulsa Winch, Funk and Braden.

Lawnmower

Overview

        Our Lawnmower segment accounted for 6% of our sales in 2003. This segment is comprised of Dixon Industries, Inc. ("Dixon"). Dixon, located in Coffeyville, Kansas, was acquired in 1990 and has manufactured zero-turning-radius (ZTR) lawnmowers and related attachments since 1974. Dixon pioneered the development of ZTR and offers a full line of ZTR lawnmowers for both homeowner and commercial applications. We believe Dixon is a leading manufacturer of residential zero-turn riding lawnmowers.

        Initially, Dixon units featured a patented rear wheel drive system identified as a "friction drive" transaxle, which worked best on smaller and mid-size units. As the equipment line grew to increase the size of cutting area and horsepower, there was an increased need to offer more hydrostatic models. In late 1997, Dixon introduced the "Estate Line", a family of mowers that was designed for large homeowner lawns (42 inch—60 inch cut widths) but priced lower than commercial hydrostatic units. The component that allowed Dixon to move into this segment was a low-cost self-contained hydro drive unit, the IZT (integrated zero turn). The IZT units were positioned between Dixon's existing Estate hydrostatic and friction drive models and were designed for the residential user. These units featured models with cut widths of 42 to 50 inches.

        In 2002, Dixon responded to market demand for lower-cost units by introducing the new "Zeeter", an entry-level friction-drive machine with a suggested retail price under $2,000. In 2003 Dixon introduced a series of entry level residential models utilizing the EZT (economy zero turn) hydro drive, and the RAM, Dixon's first all-steel bodied residential mower. The RAM model has been very well received and will become the foundation for the 2005 season product line. Dixon also offers an array of options for its products, including attachments for grass collection, mulching and snow removal. Dixon sells its products through distribution channels comprised of full-service dealers, North American distributors and export distributors.

        Dixon produces these products in a single manufacturing facility in Coffeyville, Kansas.

Industry Overview

        Dixon's competitors include general lawnmower manufacturers such as John Deere and Snapper, as well as zero-turn riding lawnmower manufacturers such as Ariens, Simplicity, Toro, MTD, Cadet, Electrolux and Yardman.

Competitive Strengths

        We believe the following competitive strengths have been instrumental to our success:

        Leading market positions and strong brand names.    We maintain leading market positions in each of our business segments. Approximately 61% of our revenues are generated from products with top three market share positions. We believe that our Oregon brand is well known to end users and that we are a leader in the production of cutting chain and guide bars worldwide. We believe our global market share (based on volume) in chainsaw chains and guide bars to be approximately 57% and 52%, respectively. Our Industrial and Power Equipment segment is a North American market leader in feller bunchers, loaders and slashers/delimbers for timber harvesting. Dixon pioneered the development of zero-turn riding lawnmowers for both residential and commercial applications and remains a leading manufacturer of zero-turn riding lawn mowers. Our high quality products and brands have allowed us to cultivate a loyal customer base and develop leading positions in many of our markets. We believe the strength of our long-standing brands, which are well recognized in their respective industries, provides us with a significant advantage.

        Strong sales to the aftermarket.    Our saw chain and guide bar businesses manufacture products that are consumed rapidly and must be replaced frequently. The markets for these products are characterized by a high degree of recurring revenues from sales to the aftermarket. Typical professional loggers, for example, change their saw chains, on average, every ten days. Approximately 76% of our saw chain sales are replacement sales. Such sales generate higher margins than sales directly to OEMs or industrial users.

        Balanced and diversified business mix.    We have been successful in achieving a balanced diversification with respect to geography, customer base, distribution channels and product lines:

  •
  In 2003, approximately 40% of our sales were generated from outside of the United States, in more than 100 different countries;

  •
  In 2003, our sales were to a broad customer base. 5% of our sales were to consumers, 77% were to dealers and distributors (consisting of over 9,500 dealers and distributors), and the remaining 18% were to OEMs. We generally have long-standing relationships with our leading customers, including

    The Electrolux Group, which represents approximately 10% of our sales, and with many of our other top 10 customers, who represent an aggregate of approximately 18% of our sales; and

  •
  Our distribution channels are broad and varied and include (i) direct sales to OEMs; (ii) sales to distributors who sell to dealers; (iii) sales to dealers; and (iv) sales through competitive bidding processes.

        Low cost operator.    We have incorporated a philosophy of continuous improvement throughout our operations by focusing on such areas as purchasing costs, manufacturing efficiency, product development, material utilization and selling, general and administrative costs and activities. For example, our Outdoor Products segment has been practicing Total Quality Management principles since the mid-1980s. As a result, the cost to produce a foot of saw chain is less today than it was in 1982. We believe that our focus on continuous improvement initiatives has enabled us to achieve operating margins that are higher than those of our competitors, even during market downturns.

        We anticipate that we will generate cost savings from operating in China. This will be done primarily through reduced labor costs in producing both the saw chain products and timber harvesting equipment components. We anticipate additional benefits that will include increased operating profit generated by the incremental capacity provided by our China facility, and cost savings generated by establishing a raw material buying office for the sourcing of components to be used in our domestic plants. We expect the operating income impact of the China facility to average $6.5 million annually, over the next ten years.

        The implementation of the SAP ERP system is projected to provide annual savings of $6.9 million after 2005 through productivity gains, logistical improvements, reduced supplier costs and improved order fulfillment. The consolidation of the Windsor manufacturing plants along with consolidation of certain distribution warehouses will save approximately $1.1 million annually when completed by mid-2005.

        Strong and experienced management team.    Our management team is well regarded in the industry and our senior managers have an average of over 28 years of relevant operating experience. James Osterman, our President and Chief Executive Officer, has over 44 years of experience with us. Kenneth Saito, President of the Oregon Cutting Systems Group, and Dennis Eagan, President of the IPEG segment, each have over 28 years of industry experience. We believe that our team has substantial depth in critical operational areas and has demonstrated success in achieving growth, reducing costs, integrating businesses and improving efficiency.

Company Strategy

        Our goal is to maintain leadership positions in a focused number of substantial end markets. The key elements of our business strategy are the following:

        Continue to expand market leadership positions.    We intend to further expand our market leadership positions by continuing to capitalize on our long-standing brand names which are well recognized in their respective industries, our strong customer relationships and our expertise in developing innovative products. We have incurred a material amount of sales and marketing related expenditures in the past three years in order to maintain our market positions ($48.7 million in 2003, $43.8 million in 2002 and $43.9 million in 2001). This strategy has enabled us to achieve leading positions in many product lines, including chainsaw chain, guide bars, log loaders, automated timber harvesting equipment and delimbing equipment, providing us with a competitive advantage. In addition, through our relationship with Caterpillar Inc., we intend to expand the distribution channels of our Industrial and Power Equipment segment, allowing us to increase our sales and market share in the timber harvesting equipment market.

        Expand our low cost production capabilities.    We continuously seek ways to lower costs, enhance product quality, improve manufacturing efficiencies and increase product output. In addition to our continuous improvement program, we have identified several special programs to reduce costs over the next several years in each of our business segments. These programs include consolidation within the

Outdoor Products segment, consolidation of Windsor's manufacturing plants and the implementation of an enterprise resource planning software system. In addition, we are in the preliminary stages of constructing a 110,000 square foot manufacturing plant in Fuzhou, China. The plant is being built to meet increasing capacity needs and to reduce overall manufacturing costs. We also intend to establish a purchasing operation in Fuzhou that will focus on securing high quality, low cost raw materials to be utilized in our North American facilities. We believe our on-going cost savings initiatives will enable us to continue to lower our manufacturing costs and enhance our operating margins.

        We anticipate that we will spend $5.0 million in the year ended December 31, 2004 to secure the Chinese property, construct the facility and install equipment. Additional equipment will be added to the facility in increments. Anticipated capital expenditures will be $2.8 million in 2005, $3.8 million in 2006 and approximately $4.0 million, in the aggregate, for the years 2007 through 2013. The actual timing and amount of these projected expenditures may differ due to the availability of equipment, delays in obtaining required permits, our available human resources and any change in project scope. We expect to fund the initial expenditures incurred in purchasing the property and constructing the facility from cash on hand and from cash generated by existing operations. Once the facility is in service, future capital expenditures will be funded through the operating cash generated by our Chinese operations.

        Expand our international presence.    International expansion has also been a strong source of growth for us. Our international sales have grown from $188 million in 2001 to $228 million in 2003. Although certain of our foreign markets face economic and political uncertainty, we believe our ongoing investments in Canada, Brazil, the European Union and China will support our continued growth in international sales. Although changes in currency exchange rates could slow our strong international growth, we believe current currency exchange rates, especially with respect to the weakness of the U.S. dollar in comparison to the European euro, generally has helped our international growth. Through our relationship with Caterpillar Inc., we expect that our IPEG segment will enter into several international markets where we currently do not have a significant presence, including Russia and South America. As a result of our alliance with Caterpillar Inc., sales generated outside of North America in our IPEG segment have increased from 1.7% of total segment sales in 2003 to 3.5% of total segment sales in the first quarter of 2004. We expect the continued expansion of our international presence will be a significant source of growth in the future.

        Continue to develop new products.    We have consistently introduced new products or improvements to existing products into the marketplace to meet customer demand and offer competitive alternatives:

  •
  Oregon has a long history of industry "firsts", dating back to our development of the first modern chainsaw chain in 1947. We continue to focus our efforts on improving our existing products in order to provide our customers with the highest degree of quality, performance and safety;

  •
  ICS successfully introduced the first and only series of concrete cut-off chainsaws, which provide construction contractors with an efficient alternative to the traditional circular saws that are currently used in the concrete cutting industry;

  •
  FIED introduced our first log-skidder in 2002, which complements our existing timber harvesting equipment product line and has enabled FIED to gain access to new distribution channels and to expand the Blount quality image; and

  •
  Dixon has introduced two new zero-turn riding lawn mower products over the past two years: (i) the Zeeter line is an entry level model with retail prices starting below $2,000 per unit, offering an alternative to entry level tractor style mowers; and (ii) the Ram line is Dixon's first all steel body unit and provides Dixon's loyal customer base with a product similar to those recently offered by our competitors.

        We intend to continue to design and develop new products and make meaningful improvements to our existing products to better meet our customer's needs and improve our product mix and profit margins.

        Pursue strategic acquisitions.    We have historically made strategic bolt-on acquisitions in our selected end markets. Since 1990, we have successfully integrated numerous strategic acquisitions in, or related to, our existing businesses, including most recently Fabtek Corporation in September 2000 and Windsor Forestry Tools LLC in October 2000. We believe we have obtained significant benefits through the acquisition of related businesses which have allowed us to leverage our existing manufacturing capabilities and distribution networks. We will continue to selectively pursue complementary strategic acquisitions that allow us to leverage the marketing, engineering and manufacturing strengths of our operations and increase our sales to new and existing customers.

Capacity Utilization

        Based on a five-day, three-shift work week, capacity utilization for the year ended December 31, 2003 by segment was as follows:

% of Capacity
Outdoor Products	96%
Industrial and Power Equipment	48%
Lawnmower	49%

Intellectual Property

        Although our product markets are generally in mature industries, we nonetheless have certain patents and trade secrets which give us a comparative advantage in our industries. Moreover, we have several widely recognized and extremely valuable trademarks that provide us with strong positions in our markets.

Backlog

        The backlog for each of our business segments as of the end of each of the following reporting periods was as follows (in millions):

	March 31,		December 31,
	2004	2003	2003	2002	2001
Outdoor Products	$73.0	$51.2	$66.7	$42.9	$32.9
Industrial and Power Equipment	49.5	9.4	47.7	10.3	12.9
Lawnmower	1.9	0.5	4.9	3.1	3.1

Total backlog	$124.4	$61.1	$119.3	$56.3	$48.9

        The total backlog as of March 31, 2004 is expected to be completed and shipped within twelve months.

Acquisitions and Dispositions

        On September 22, 2000, we purchased the assets of Fabtek, Inc., a manufacturer of timber harvesting equipment. On October 16, 2000, we purchased the assets of Windsor Forestry Tools LLC, a manufacturer of cutting chain and guide bars for chainsaws and timber harvesting equipment from

Snap-on Incorporated. On October 20, 2000, we purchased all the outstanding stock of Estate Cartridge, Inc., a manufacturer of sporting shotshell ammunition. Estate Cartridge, Inc. was sold on December 7, 2001 as part of the SEG transaction discussed below. The aggregate purchase price of these acquisitions was $41.3 million and the combined sales and operating loss for the twelve months prior to acquisition were $47.1 million and $0.6 million, respectively. These acquisitions have been accounted for by the purchase method of accounting. Up until December 31, 2001, the excess of the purchase price over the fair value of the net assets acquired had been amortized on a straight-line basis over a period of 40 years. On January 1, 2002 we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and accordingly, we record an adjustment only if periodic testing determines these assets to be impaired.

        On December 7, 2001, we sold SEG to Alliant Techsystems, Inc. ("ATK"). SEG was comprised of the then wholly-owned subsidiaries of Federal Cartridge Company, Estate Cartridge, Inc., Simmons Outdoor Corporation and Ammunition Accessories, Inc. The latter was formed on December 4, 2001 to facilitate the sale of SEG. We contributed certain assets and liabilities of our then Sporting Equipment Division to Ammunition Accessories, Inc. in exchange for all the authorized stock of Ammunition Accessories, Inc. In exchange for the shares of these four subsidiaries, we received approximately 3 million shares of ATK stock and $10,000 in cash for the sale of SEG. We subsequently sold the ATK stock and received gross proceeds of $236.7 million.

        Net proceeds of approximately $193.1 million have been received, after the payment of $10.1 million in underwriting fees to Lehman Brothers Inc. and CS First Boston, of which ATK reimbursed $5.0 million, and $38.5 million in other transaction related costs and income taxes.

        As a result of the sale, we reduced our outstanding indebtedness by $170.5 million with the repayment of a portion of our term loan, and results of operations for SEG, prior to the sale on December 7, 2001, have now been reclassified to discontinued operations as presented in the Consolidated Statement of Income (Loss).

Employees

        At March 31, 2004, we employed approximately 3,400 individuals. None of our domestic employees belongs to a union; the number of foreign employees who belong to unions is not significant. We believe our relations with our employees are satisfactory. We have not experienced any work stoppages in the last three years.

Environmental Matters

        For information regarding certain environmental matters, see Litigation below.

        Our operations are subject to comprehensive U.S. and foreign laws and regulations relating to the protection of the environment, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and the cleanup of contaminated sites. Permits and environmental controls are required for certain of those operations, including those required to prevent or reduce air and water pollution, and our permits are subject to modification, renewal and revocation by issuing authorities.

        On an ongoing basis, we incur capital and operating costs to comply with the environmental laws. We expect to spend approximately $0.2 million per year in capital and operating costs in years 2004 through 2006 on environmental compliance. Environmental laws and regulations generally have become stricter in recent years, and the cost to comply with new laws and regulations may be greater than these estimated amounts.

        Some of our manufacturing facilities are located on properties with a long history of industrial use, including the use of hazardous substances. We have identified soil and groundwater contamination from these historical activities at certain of our facilities, which we are currently investigating, monitoring or remediating. Management believes that costs incurred to investigate, monitor and remediate known contamination at these sites will not have a material adverse effect on the business, financial condition, results of operations, or cash flow. We cannot be sure, however, that we have identified all existing contamination on our properties or that our operations will not cause contamination in the future. As a result, we could incur material costs to clean up contamination.

        From time to time we may be identified as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or similar state statutes with respect to sites at which we may have disposed of wastes. The United States Environmental Protection Agency (or an equivalent state agency) can either (a) allow such parties to conduct and pay for a remedial investigation and feasibility study and remedial action or (b) conduct the remedial investigation and action and then seek reimbursement from the parties. Each party can be held liable for all of the costs, but the parties can then bring contribution actions against other responsible or third parties. As a result, we may be required to expend amounts on such remedial investigations and actions, which amounts cannot be determined at the present time but may ultimately prove to be significant. See "—Legal Proceedings."

Description of Property

        Our corporate headquarters occupy executive offices at 4909 SE International Way, Portland, Oregon 97222-4679.

        The following table lists the properties that we either own or lease, along with the principal activities carried out at each property and the operating unit which occupies each facility:

			Square Footage
Group
	Business Unit	Facility	Owned	Leased	Total	Activity
Blount Corporate	Corporate	Milwaukie, OR	75,214	—	75,214	Corporate Headquarters/OPG Office
Blount Corporate	Corporate	Milwaukie, OR	—	2,400	2,400	Storage
Blount Corporate	Corporate	Montgomery, AL	—	10,000	10,000	Storage
Blount Corporate	Corporate	York, NE	N/A	—	N/A	Vacant Land
Blount Corporate	Corporate	Wautauga County, NC	N/A	—	N/A	Vacant Land

		Subtotal:	75,214	12,400	87,614

Outdoor Products	Oregon	Milwaukie, OR	308,596	—	308,596	Manufacturing
Outdoor Products	Oregon	Guelph, Ontario	215,500	—	215,500	Distribution and Manufacturing
Outdoor Products	Oregon	Curitiba, Brazil	97,330	—	97,330	Distribution and Manufacturing
Outdoor Products	Oregon	Clackamas, OR		91,945	91,945	Distribution
Outdoor Products	Oregon	Nivelles, Belgium	81,828	—	81,828	Distribution
Outdoor Products	Oregon	Tewkesbury, England	—	12,321	12,321	Distribution
Outdoor Products	Oregon	Vaulx en Velin, France	—	17,115	17,115	Distribution
Outdoor Products	Oregon	Gärtringen, Germany	—	11,513	11,513	Distribution
Outdoor Products	Oregon	Varberg, Sweden	—	8,977	8,977	Distribution
Outdoor Products	Oregon	Moscow, Russia	—	6,200	6,200	Distribution
Outdoor Products	Oregon	Yokohama, Japan	—	4,712	4,712	Distribution
Outdoor Products	Oregon	Fuzhou, P.R.C.	N/A	N/A	N/A	Manufacturing (under construction)
Outdoor Products	Frederick	Kansas City, MO	75,711	—	75,711	Manufacturing
Outdoor Products	Frederick	Kansas City, MO	—	90,908	90,908	Distribution
Outdoor Products	Windsor	Dyer, TN	—	44,000	44,000	Manufacturing
Outdoor Products	Windsor	Milan, TN	64,600	—	64,600	Manufacturing

		Subtotal:	843,565	287,691	1,131,256

Industrial & Power	FIED	Prentice, WI	224,098	—	224,098	Manufacturing
Industrial & Power	FIED	Zebulon, NC	162,480	—	162,480	IPEG Headquarters, Distribution, Idle Manufacturing
Industrial & Power	FIED	Owatonna, MN	150,000	—	150,000	Manufacturing
Industrial & Power	Fabtek	Menominee, MI	103,662	—	103,662	Distribution and Manufacturing
Industrial & Power	Gear Products	Tulsa, OK	98,500	—	98,500	Manufacturing

		Subtotal:	738,740	—	738,740

Lawnmower	Dixon	Coffeyville, KS	161,000	—	161,000	Manufacturing/Dixon Office

		Subtotal:	161,000	—	161,000

		Total:	1,818,519	300,091	2,118,610

        All of these facilities are in good condition, are currently in normal operation and are generally suitable and adequate for the business activity conducted therein.

Legal Proceedings

        We reserve for product liability, environmental remediation and other legal matters as we become aware of such matters. A portion of these claims or lawsuits may be covered by insurance policies that generally contain both deductible and coverage limits. We monitor the progress of each legal matter to ensure that the appropriate reserve for our obligation has been recognized and disclosed in the financial statements. We also monitor trends in case types to determine if there are any specific issues that relate to us that may result in additional future exposure on an aggregate basis. As of December 31, 2003 and December 31, 2002, we believe we have appropriately recorded and disclosed all material costs for our obligations in regard to known matters. We have assumed that the recoverability of the costs of claims from insurance companies will continue in the future. We periodically assess these insurance companies to monitor their ability to pay such claims.

        Blount was named a potentially liable person ("PLP") by the Washington State Department of Ecology ("WDOE") in connection with the Pasco Sanitary Landfill Site ("Site"). This Site has been monitored by WDOE since 1988. From available records, the Company believes that it may have sent 26 drums of chromic hydroxide sludge in a non-toxic, trivalent state to the Site. It further believes that the Site contains more than 50,000 drums in total and millions of gallons of additional wastes, some potentially highly toxic in nature. Accordingly, based both on volume and on nature of the waste, we believe that we are a de minimis contributor.

        The current on-site monitoring program is being conducted and funded by certain PLPs, excluding us and several other PLPs, under the supervision of WDOE. It is estimated that this study will cost between $7 million and $10 million. Depending upon the results of this study, further studies or remediation could be required. We may or may not be required to pay a share of the current study, or to contribute costs of subsequent studies or remediation, if any. We are unable to estimate such costs, or the likelihood of being assessed any portion thereof. However, during the most recent negotiations with those PLPs that are funding the work at the Site, our potential share ranged from approximately $20,000 to $250,000 with estimates of approximately $90,000 being the "most reasonably probable scenario".

        We have accrued $75,000 at December 31, 2003 and March 31, 2004 for the potential costs of any clean-up. We spent zero and $5,600 in the years ended December 31, 2003 and 2002, respectively, to administer compliance in regards to the Pasco Site, which are primarily the cost of outside counsel to provide updates on the Site status.

        In July 2001, our former subsidiary, Federal Cartridge Company ("Federal") received notice from the Region V Office of the United States Environmental Protection Agency ("EPA") that it intended to file an administrative proceeding for civil penalties in connection with alleged violations of applicable statutes, rules, and regulations or permit conditions at Federal's Anoka, Minnesota ammunition manufacturing plant. The alleged violations include (i) unpermitted treatment of hazardous wastes, (ii) improper management of hazardous wastes, (iii) permit violations and (iv) improper training of certain responsible personnel. Blount retained the liability for this matter under the terms of the sale of the Sporting Equipment Group segment (including Federal) to Alliant Techsystems, Inc. (as discussed in Note 5 of the 2002 Annual Report on Form 10-K).

        To our knowledge, Federal has corrected the alleged violations. We have tendered this matter for partial indemnification to a prior owner of Federal.

        In March 2002, EPA served an Administrative Complaint and Compliance Order ("Complaint") on Federal. The Complaint proposes civil penalties in the amount of $258,593. Federal answered the Complaint, denied liability and opposed the proposed penalties. In August 2002, Federal and the EPA filed cross motions for Accelerated Decision on both liability and penalties issues with the assigned Administrative Law Judge. On December 6, 2002, the Administrative Law Judge issued an Order

Granting in Part and Denying in Part the EPA's Motion for Accelerated Decision and Denying Federal's Motion for Accelerated Decision ("Order"). The Order established that Federal is liable for $6,270 in civil penalties and stated the remaining issues of liability and proposed penalties totaling $252,323 would be ruled on after an administrative hearing. On January 28, 2003, the EPA and Federal attended an administrative hearing on both liability and penalties issues not resolved by the Order. The Administrative Law Judge will make a decision on liability and penalties following submission by EPA and Federal of Findings of Fact and Conclusions of Law ("Findings"). The EPA and Federal submitted proposed findings to the Administrative Law Judge on May 7, 2003. It is anticipated that a ruling will be made in the near future. Nonetheless, at the current time we do not believe payment of the civil penalties sought by the EPA will have a materially adverse effect on our consolidated financial condition or operating results.

        On September 12, 2003, we received a General Notice Letter as a Potentially Responsible De Minimis Party from Region IX of the EPA regarding the Operating Industries, Inc. Superfund Site in Monterey Park, California. The notice stated that the EPA would submit an offer to settle and an explanation as to why it believes we or a predecessor unit is a de minimis participant at the site in mid-November. However, we were subsequently informed by the EPA that its report would be delayed, and we have not received the offer or explanation as of this date. The site was operated as a landfill from 1948 to 1984, and received wastes from over 4,000 generators during this time. At the present time we have no knowledge of which of our units, if any, was involved at the site or the amounts, if any, sent there. However, based upon our current knowledge and our alleged status as a Potentially Responsible De Minimis Party, we do not believe that any settlement or participation in any remediation will have a material adverse effect on our consolidated financial condition or operating results.

        On December 3, 2003, our Oregon Cutting Systems facility in Milwaukie, Oregon underwent a Resource Conservation and Recover Act ("RCRA") hazardous waste management inspection by the Oregon Department of Environmental Quality ("DEQ"). On February 10, 2004, we received a Notice of Non-Compliance (the "Notice") from the DEQ regarding alleged violations of state and federal hazardous waste management regulations at our Oregon Cutting Systems facility in Milwaukie, Oregon. None of the alleged violations concern a release or discharge into the environment. In response to the Notice, we have taken certain corrective actions and asked for further explanation of some of the alleged violations and may contest the remaining alleged violations. Under applicable procedures, we and DEQ will confer on these issues; however, after considering our response, the DEQ could issue a Notice of Violation and, if so, the possibility for civil penalties exists. We do not believe payment of any such civil penalties that might potentially be incurred will have a material adverse effect on consolidated cash flow.

        We are a defendant in a number of product liability lawsuits, some of which seek significant or unspecified damages, involving serious personal injuries for which there are retentions or deductible amounts under our insurance policies. One such suit resulted in us paying our self-insured retention of $1.0 million during the second quarter of 2003. In addition, we are a party to a number of other suits arising out of the normal course of our business. While there can be no assurance as to their ultimate outcome, management does not believe these lawsuits will have a material adverse effect on consolidated financial condition or operating results.

        We accrue, by a charge to income, an amount related to a matter deemed by management and our counsel as a probable loss contingency in light of all of the then known circumstances. We do not accrue a charge to income for a matter deemed by management and our counsel to be a reasonably possible loss contingency in light of all of the current circumstances.

MANAGEMENT

Directors and Executive Officers

        The following table provides information about our executive officers and directors and their ages as of March 31, 2004.

Name	Position	Age
James S. Osterman	President and Chief Executive Officer, Director	66
Dennis E. Eagan	President—Industrial and Power Equipment Group	54
Richard H. Irving, III	Senior Vice President, General Counsel and Secretary	60
Calvin E. Jenness	Senior Vice President, Chief Financial Officer and Treasurer	48
Kenneth O. Saito	President—Oregon Cutting Systems Group	56
Dale C. Johnson, Jr.	Vice President—Corporate Human Resources	56
Eliot M. Fried	Chairman of the Board	71
R. Eugene Cartledge	Director	75
Thomas J. Fruechtel	Director	53
E. Daniel James	Director	39
Harold E. Layman	Director	57
William Shutzer	Director	57

        James S. Osterman has been a director since June 2002. He has been Blount's and our President and Chief Executive Officer since August 2002, was the President of our Outdoor Products Group from January 1997 to August 2002 and President of the Oregon Cutting Systems Division from January 1987 to January 1997. He was the Senior Vice President of Marketing, Engineering and Manufacturing from 1985 to 1987, Omark's Vice President of Marketing from 1979 to 1985 and Omark's director of European operations from 1971 to 1979. Mr. Osterman began his career with Blount in 1959 as an inventory planner. Mr. Osterman is also Chairman of Cascade Corporation of Portland, Oregon, an international manufacturer of materials handling products used primarily on lift trucks. He has served as a director of Cascade since 1994 and was elected Chairman in May 2002.

        Dennis E. Eagan was elected President of the Industrial and Power Equipment Group in August 2000. Mr. Eagan has more than 27 years' experience in managerial and executive positions in the forestry and construction machinery markets, including experience as President and Chief Executive Officer of Volvo Construction Equipment North America, Inc. and as a member of the worldwide group management team of Volvo Construction Equipment. Mr. Eagan also previously held senior management positions in sales and finance at Volvo, including serving as the President and Chief Executive Officer of Volvo Construction Equipment North America, Inc. from 1998 to 2000. Before joining Volvo in 1993, he held increasingly responsible management positions in sales, product support and finance with Deere and Company's Construction Equipment Division.

        Richard H. Irving, III was elected Blount's and our Senior Vice President and General Counsel in April 1995. Prior to April 1995, he served from 1986 as Vice President and General Counsel of Duchossois Industries, Inc., a diversified privately-held company. Mr. Irving also served as Associate General Counsel of Union Camp Corporation from 1979 to 1986 and Assistant General Counsel of Rockwell International from 1974 to 1979.

        Calvin E. Jenness was elected Senior Vice President and Chief Financial Officer in August 2002. Prior to that date he served as Vice President and Corporate Controller and Treasurer from June 2001 and as Vice President and Corporate Controller from September 2000. Prior to his employment with Blount, he held several financial positions with Sara Lee, Riverwood International and Pepsico.

        Kenneth O. Saito was elected President of the Oregon Cutting Systems Group in August 2002. Prior to that date he served as Senior Vice President—Finance & Administration from 1997, Vice President of Operations from 1990 to 1996 and Director of Marketing Operations from 1985 to 1990. He joined the Oregon Cutting Systems Division in March 1973.

        Dale C. Johnson, Jr. was elected Vice President- Corporate Human Resources in April 2004. Prior to that date, he served as Director of Human Resources from July 2003. Mr. Johnson previously served as Corporate Manager of Human Resources for CH2M HILL Industrial Design and Construction, Inc. from 1997 to 2002 and from 1991 to 1997 as Vice President- Planning, Health Plans & Human Resources for Southwest Washington Medical Center. Mr. Johnson also served in sales, strategic planning, human resource and risk management positions at Red Lion Hotels & Inns and ESCO Corporation.

        Eliot M. Fried has been a director since August 1999, and has been the Chairman of the Board and Chairman of the Executive Committee since June 2001. He is currently a consultant with Abner, Herrman & Brock Inc., a New York City asset management firm. He retired in February 2000 as Managing Director of Lehman Brothers Inc., New York, New York. Mr. Fried had been a member of the Lehman Brothers Investment Committee for nine years and was also a member of Lehman Brothers Commitment Committee and Fairness Opinion Committee. Mr. Fried joined Shearson Hayden Stone Inc., a predecessor firm to Lehman Brothers Inc., in 1976 and became a Managing Director in 1982. Mr. Fried is also a Director of Axsys Technologies, Inc. of Rocky Hill, Connecticut and of Grant Prideco, Inc. of Houston, Texas. Mr. Fried chairs the Governance & Nomination Committee and is on the Compensation Committee for Grant Prideco, Inc. and chairs the Audit Committee and is on the Compensation Committee for Axsys Technologies, Inc.

        R. Eugene Cartledge has been a director since April 2002. He was formerly a director of Blount from September 1994 through August 19, 1999. He was the chairman of Savannah Foods & Industries, Inc. of Savannah, Georgia from 1996 until retirement in 1997 and was previously, Chairman and Chief Executive Officer of Union Camp Corporation of Wayne, New Jersey from 1986 to 1994. Mr. Cartledge also serves on the Board of Directors of Formica Corporation of Warren, New Jersey and GrafTech International Ltd. of Wilmington, Delaware. Mr. Cartledge formerly served on the Boards of Directors of Delta Airlines, Inc. of Atlanta, Georgia, Sun Company, Inc. of Philadelphia, Pennsylvania and Chase Industries, Inc. of New York, New York until his retirement from the first two in 2002 and from the third in 2003. Mr. Cartledge serves on the Compensation and Nomination committees for GrafTech International Ltd.; he is chairman of the Audit Committee and serves on the Compensation Committee for Formica Corporation.

        Thomas J. Fruechtel has been a director since December, 2003 upon his election by the Board to fulfill the unexpired term of H. Corbin Day, who resigned from the Board for personal reasons effective December 16, 2003. He is a member of the Audit Committee since December 16, 2003, replacing Mr. Day. He is currently President and Chief Executive Officer and Director of Leupold & Stevens, Inc., a sports optics company based in Portland, Oregon, from 1998. Previously, he was President and Chief Operating Officer from 1996, and Executive Vice President from 1995, for Simplicity Manufacturing, Inc., a manufacturer of lawnmowers and other outdoor power equipment, and from 1974 to 1995, and held various positions with the Corporation or a predecessor company, including President of the former Sporting Equipment Division and General Manager of the Oregon Cutting Systems Division Latin American Operations.

        E. Daniel James has been a director since August 1999. He is currently, and has been, a Managing Director of Lehman Brothers Inc., New York, New York since 2000. Mr. James has been with Lehman Brothers Inc. from June 1988. Prior to joining the Merchant Banking Group, Mr. James worked in the Mergers and Acquisitions Group and the Financial Institutions Group.

        Harold E. Layman has been a director of Blount and the Corporation since August 1999. He was Blount's and our President and Chief Executive Officer from March 2001 to August 16, 2002, our President and Chief Operating Officer from February 2000, our Executive Vice President-Finance Operations and Chief Financial Officer from February 1997 and our Senior Vice President and Chief Financial Officer of the Corporation from January 1993. Mr. Layman served as Senior Vice President-Finance and Administration and was a member of the Executive Committee of VME Group, N.V., The Hague, Netherlands, a manufacturer of automotive components and industrial equipment, from September 1988. Mr. Layman also serves on the Board of Directors of Von Hoffmann Holdings, Inc. of St. Louis, Missouri; GrafTech International Ltd. of Wilmington, Delaware; Infinity Property & Casualty Corp. of Birmingham, Alabama; and Grant Prideco, Inc. of Houston, Texas. Mr. Layman chairs the Audit Committees of Grant Prideco, Inc. and Von Hoffmann Holdings, Inc., sits on the Audit Committee of GrafTech International, and serves as chairman of the Compensation Committee and as a member of the Nominating & Corporate Governance Committee of Infinity Property and Casualty Corp.

        William A. Shutzer has been a director since June 2001. He is a private investor and financial consultant to, among others, Lehman Brothers Inc. Previously, he was a Managing Director of Lehman Brothers Inc. from October 2000. He was previously a partner at Thomas Weisel Partners LLC from 1999, Chairman of Investing Banking at ING Furman-Selz from 1997 and President of Furman-Selz LLC from 1996. Mr. Shutzer also serves on the Board of Directors of Tiffany & Company of New York, New York; American Financial Group of Cincinnati, Ohio; Jupitermedia Corporation of Darien, Connecticut; TurboChef Technologies, Inc. of Dallas, Texas; and since January 2004, CSK Auto Corporation of Phoenix, Arizona. Mr. Shutzer serves on the Compensation and Nominating & Corporate Governance Committees of both Tiffany & Company and American Financial Group and serves on the Compensation and Audit Committees of both TurboChef Technologies, Inc. and Jupitermedia Corporation.

        Our executive officers are appointed by the board on an annual basis and serve until their successors have been duly elected. There are no family relationships among any of our directors or executive officers.

Executive Compensation

        The following table summarizes for the fiscal years 2003, 2002 and 2001, all plan and non-plan compensation awarded to, earned by, or paid to the Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer of the Corporation (collectively, the "Named Executive Officers") who were serving in executive officer capacities at the end of December 2003.

Summary Compensation Table

	Annual Compensation				Long-term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)*	Securities Underlying Options (#)		All Other Compensation ($)
James S. Osterman(1) President and Chief Executive Officer	2003 2002 2001	427,167 409,355 388,887	550,000 425,000 200,000	74,266 64,508 25,053	50,000 189,400 150,000	**	65,113 2,124,974 39,791	(2)
Dennis E. Eagan President—Industrial and Power Equipment Group	2003 2002 2001	360,269 346,077 330,000	312,770 160,160 150,000	8,003 31,676 14,489	45,000 50,000 50,000		24,605 14,647 12,610	(3)
Richard H. Irving, III Senior Vice President—General Counsel and Secretary	2003 2002 2001	300,000 312,500 310,000	300,000 212,953 75,000	14,113 16,960 20,900	25,000 40,000 15,000		24,183 522,201 14,009	(4)
Kenneth O. Saito(5) President—Oregon Cutting Systems Group	2003 2002 2001	266,300 228,743 205,565	266,300 164,198 113,162	10,038 2,494 0	45,000 98,655 7,000		19,836 14,817 19,029	(6)
Calvin E. Jenness(7) Senior Vice President, Chief Financial Officer and Treasurer	2003 2002 2001	230,833 194,750 181,500	230,833 90,754 45,000	8,417 14,775 15,385	25,000 34,000 5,000		14,844 38,817 34,870	(8)

(1)
Mr. Osterman was President of the Outdoor Products Group until August 16, 2002, when he was elected President and Chief Executive Officer of the Corporation.

(2)
Amount is comprised of $39,072 matching contributions to employee's 401(k) and excess 401(k) accounts and $26,041 accrued benefits pursuant to the Omark Salary Continuation Plan. (Amount for 2002 also includes certain supplemental executive retirement plan payouts.)

(3)
Amount is comprised of $24,244 matching contributions to employee's 401(k) and excess 401(k) accounts and $361 premiums on a life insurance policy under the Corporation's executive life insurance plan.

(4)
Amount is comprised of $23,602 matching contributions to employee's 401(k) and excess 401(k) accounts and $581 premiums on a life insurance policy under the Corporation's executive life insurance plan. (Amount in 2002 also includes certain supplemental executive retirement plan payouts.)

(5)
Mr. Saito was Senior Vice President—Finance and Administration of the Outdoor Products Group until August 16, 2002, when he was elected President of Oregon Cutting Systems Group.

(6)
Amount is comprised of $19,836 matching contributions to employee's 401(k) and excess 401(k) accounts.

(7)
Mr. Jenness was Vice President, Controller and Treasurer until August 16, 2002, when he was elected Senior Vice President, Chief Financial Officer and Treasurer.

(8)
Amount is comprised of $14,844 matching contributions to employee's 401(k) and excess 401(k) accounts.

*
Tax gross-up for premiums on life insurance policies, club dues, personal financial planning, personal use of the Corporation's property and relocation expenses, as applicable.

**
On February 2, 2004, Mr. Osterman was granted options representing 50,000 shares as part of an Amendment to his Employment Agreement. 25,000 of these options were vested upon grant and 25,000 will vest on February 2, 2005. See additional discussion of Mr. Osterman's Amendment below, relating to compensation for the President and Chief Executive Officer and in the discussion of the Employment Agreement of the Named Executive Officers.

Option Grants

        The following table summarizes pertinent information regarding individual grants of stock options, including the potential realizable dollar value of grants of options made during 2003, to each of the Named Executive Officers, assuming that the market value of the underlying security appreciates in value from the date of grant to the end of the option term at the rates indicated in the following table:

Option Grants in Calendar Year 2003

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in 2003
Name			Exercise Price ($/Share)	Expiration Date (MMDDYY)
					5% ($)	10% ($)
James S. Osterman	*
Dennis E. Eagan	45,000	6.77%	5.05	11/5/13	143,000	362,000
Richard H. Irving, III	25,000	3.76%	5.05	11/5/13	79,000	201,000
Kenneth O. Saito	45,000	6.77%	5.05	11/5/13	143,000	362,000
Calvin E. Jenness	25,000	3.76%	5.05	11/5/13	79,000	201,000

(1)
The amounts under these columns are the result of calculations at rates of 0% for options granted at a price below the market value on the day of grant, and 5% and 10% for all options. The rates were established by rules adopted by the Securities and Exchange Commission and therefore are not intended as a forecast of probable future appreciation, if any, in the price of the Corporation's common stock, the actual performance of which may be lower, in between or higher.

*
President and Chief Executive Officer, James S. Osterman, received a grant of options representing 50,000 shares at the per shae price of $5.05 on February 2, 2003 as part of an Amendment to his Employment Agreement. Although granted in FY 2004, information for Mr. Osterman's options equivalent to that shown in the above table (increase the total options granted during the relevant period from 620,000 to 721,000 to account for options granted to Mr. Osterman and four other individuals' on February 2, 2004) is as follows:

Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in 2003-2/2004
Name			Exercise Price ($/Share)	Expiration Date (MMDDYY)
					0%($)	5% ($)	10% ($)
James S. Osterman	50,000	6.93%	5.05	2/2/14	185,000	460,000	882,000

Option Exercises and Year-End Option Values

        The following table summarizes pertinent information concerning the exercise of stock options during 2003 by each of the Named Executive Officers and the year-end value of unexercised options:

Aggregate Option Exercises in 2003 and Year-End Option Values

			Number of Securities Underlying Unexercised Options at Year End(#)				Value of Unexercised In-the-Money Options at Year End(#)
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable		Unexercisable		Exercisable		Unexercisable
James S. Osterman	0	0	439,420	*	19,980	*	1,374,275	*	0	*
Dennis E. Eagan	0	0	65,000		130,000		162,400		308,200
Richard H. Irving, III	0	0	73,334		106,666		134,699		151,581
Kenneth O. Saito	0	0	63,989		121,666		210,496		347,141
Calvin E. Jenness	0	0	23,668		50,332		76,648		142,012

*
Totals do not take into account Mr. Osterman's grant on February 2, 2004 of 50,000 options at a price of $5.05 per share. 25,000 of these options vest upon grant, and 25,000 will vest on February 2, 2005.

Pension Plans

        The Blount Retirement Plan and the Blount, Inc. and Subsidiaries Supplemental Retirement Benefit Plan (collectively the "Blount Retirement Plan") estimated annual benefits payable to eligible employees (including the Named Executive Officers) in specific classifications following retirement at age 65 (normal retirement age) after years of credited service are shown below:

Pension Plan Table

	Estimated Annual Benefits for Specified Years of Credited Service (a), (b)
Five-Year Average Earnings at Retirement(c)	10	15	20	25	30	35	40 or More
$100,000	$20,000	$30,000	$40,000	$50,000	$52,500	$55,000	$57,500
200,000	40,000	60,000	80,000	100,000	105,000	110,000	115,000
300,000	60,000	90,000	120,000	150,000	157,500	165,000	172,500
400,000	80,000	120,000	160,000	200,000	210,000	220,000	230,000
500,000	100,000	150,000	200,000	250,000	262,500	275,000	287,500
600,000	120,000	180,000	240,000	300,000	315,000	330,000	345,000
700,000	140,000	210,000	280,000	350,000	367,500	385,000	402,500
800,000	160,000	240,000	320,000	400,000	420,000	440,000	460,000
900,000	180,000	270,000	360,000	450,000	472,500	495,000	517,500
1,000,000	200,000	300,000	400,000	500,000	525,000	550,000	575,000
1,100,000	220,000	330,000	440,000	550,000	577,500	605,000	632,500
1,200,000	240,000	360,000	480,000	600,000	630,000	660,000	690,000

  (a)
  The amounts set out above are based on the benefits under a straight life annuity to a participant retiring at age 65 on January 1, 2004. The amounts shown are to be reduced by offsetting amounts received as social security benefits and benefits payable under master annuity contracts (purchased upon termination of prior retirement plans).

  (b)
  Under Section 415(b) of the Internal Revenue Code, the maximum benefit payable under the master annuity contracts (purchased upon termination of prior retirement plans) and the tax-qualified Blount Retirement Plan to an employee retiring at age 65 in 2004 is $165,000, an amount that may change each year in accordance with a determination made by the Internal Revenue Service. In addition, Section 401(a)(17) of the Internal Revenue Code limits the amount of an employee's compensation that may be taken into account under any tax-qualified retirement plan to $205,000 for 2004, an amount which also may change each year in accordance with a similar determination. These limitations have been disregarded for the purposes of this table since the amount of any benefit payable in excess of these limitations is covered by the Blount, Inc. and Subsidiaries Supplemental Retirement Benefit Plan ("Group SERP"); provided, however, it should be noted that as a result of lump sum payments for certain supplemental retirement plan benefits to Mr. Osterman and Mr. Irving in 2002, which are described herein, Mr. Osterman no longer participates in the Group SERP, and Mr. Irving will not again be eligible to participate until August, 2004, after which time any benefit payable to him under the Group SERP will take into account the effect of that portion of the lump sum payment he received in 2002 that was attributable to the Group SERP through July 31, 2004.

  (c)
  Earnings covered by the Blount Retirement Plan are based on the participant's base salary or wages.

        The years of benefit service used to determine benefits under the Blount Retirement Plan and the master annuity contracts (purchased upon termination of prior retirement plans) as of December 31, 2003, for the Named Executive Officers are: Mr. Osterman, 34 years; Mr. Eagan, 3 years; Mr. Irving, 9 years; Mr. Saito, 31 years and Mr. Jenness, 3 years.

Supplemental Executive Retirement Plan

        The Corporation maintains an individual Supplemental Executive Retirement Plan ("Eagan Individual SERP") for Dennis E. Eagan. The Eagan Individual SERP will pay Mr. Eagan upon his normal retirement date or earlier termination of employment a benefit equal to the benefit calculated under the benefit formula of the Blount Retirement Plan, but based upon a schedule of years of service granted under the Eagan Individual SERP, reduced by any retirement benefits payable to him under the Blount Retirement Plan and any retirement income actually paid to him under any pension plan maintained by a former employer. This plan is administered by the Board or, at the Board's discretion, the Compensation Committee of the Board. The Eagan Individual SERP is unfunded and any amount due Mr. Eagan is a general unsecured obligation of the Corporation. This plan may be amended from time to time or terminated with the consent of the Corporation and the Executive.

        The projected annual benefit payable to Mr. Eagan under the Eagan Individual SERP after reduction for the benefits payable under the Blount Retirement Plan and the retirement income payable under any pension plan maintained by a former employer of Mr. Eagan is $74,797.

Omark Plans

        For certain employees of Blount's Outdoor Products Group, Industrial and Power Equipment Group and the former Sporting Equipment Group, the Corporation sponsors:

  (i)
  a Supplemental Retirement Plan for key management employees (the "Omark Supplemental Retirement Plan");

  (ii)
  a retirement protection plan (the "Omark Protection Plan"); and

  (iii)
  a salary continuation plan (the "Omark Salary Continuation Plan").

        The Omark Supplemental Retirement Plan provides a supplemental retirement benefit to participants equal to the excess, if any, of (i) 50% of the participant's highest 5-year average base salary during the last 10 years of employment before age 65, minus (ii) the aggregate amount available to the participant under certain other benefit plans and one-half the primary social security benefit. Benefits under the Omark Protection Plan are limited to the amount of any reduction of benefits under the master annuity contracts (purchased upon termination of the Omark Retirement Plan) or the pre-1992 Omark Retirement Plan as a result of any deferral of compensation pursuant to the Omark Deferred Plan prior to its termination in 1986. The Omark Salary Continuation Plan provides the beneficiary of each participant with a continuation of two years of annual salary upon the death of the participant. The Omark Plans are unfunded and amounts due participants are general unsecured obligations of the Corporation. The Omark Plans may be amended or terminated by the Board, provided that rights vested to participants prior to such amendment or termination may not be reduced.

        Mr. Osterman and Mr. Saito participate in the Omark Supplemental Retirement Plan and Omark Protection Plan, but no benefits are projected to be payable under these plans to either of them. Mr. Osterman participates in the Omark Salary Continuation Plan.

Employment Contracts

        The Corporation has entered into Employment Agreements (the "Agreements") with all of the Named Executive Officers. The terms of the Agreements provide that each executive will be paid a base salary no less than his then current base salary, be eligible to participate in the Corporation's incentive plans with target bonuses ranging from 50% to 65% of base salary, participate in the Corporation's stock option programs and all other benefit plans, arrangements and perquisites generally available to executive officers.

        The duration of the Agreements is a rolling two-year term for Messrs. Irving and Saito, and a rolling one-year term for Messrs. Eagan and Jenness, each of which is automatically extended one day for each day employed until such time as either party gives notice to cease the automatic extension and, in such event, the Agreement then continues for its remaining term (provided that Messrs. Eagan's and Irving's Agreements each expire on the executive's 65th birthday). Mr. Osterman's Agreement expires on December 31, 2005, but may be renewed for successive one-year terms under certain circumstances. Each Agreement has a clause that prohibits the executive, for up to three years following the termination of employment, from competing directly or indirectly with the Corporation or disclosing proprietary or confidential information.

        The Agreements also contain provisions for severance payments and benefits (from 12 to 24 months, depending on the executive) if the Corporation terminates the executive's employment for reasons other than death, disability or cause (as defined in the Agreements), or if the executive terminates his employment for "good reason" (as defined in the Agreements). In the event of death, disability or termination for cause or in the event the employee terminates his employment for other than "good reason," the Corporation's obligations under the Employment Agreement cease and no special severance benefits will be paid.

        A separate Agreement with Mr. Eagan provides for the Supplemental Executive Retirement Plan described above. Messrs. Eagan's and Saito's Agreements contain certain provisions relating to the effect of any sale of their respective segments or divisions. Mr. Irving is covered by the Corporation's Executive Life Insurance Program.

        Mr. Osterman's Agreement was amended and restated as of February 2, 2004 to provide for a 16 1/2 month extension of his employment through December 31, 2005. As part of this Amendment, Mr. Osterman received (i) an increase in base salary to $500,000 on an annualized basis, (ii) a minimum annual bonus of $500,000 for the Fiscal Years 2004 and 2005 and (iii) the grant of options under the 2000 Stock Incentive Plan for 50,000 shares, 25,000 of which fully vested on February 2, 2004 and 25,000 of which will vest on February 2, 2005. Mr. Osterman was scheduled to retire on August 19, 2004 prior to the execution of this February 2, 2004 Amendment. Mr. Osterman's two-year consulting arrangement, which would have gone into effect on August 19, 2002, and then August 19, 2004, under two earlier amendments to his Agreement discussed herein, was amended to begin on January 1, 2006 and otherwise remains essentially unchanged except that it now pertains to consulting services for the entire Corporation, not only to the Oregon Cutting Systems segment; provides for business trips to the Corporation's largest customers, international facilities, trade shows and customer outings; and, subject to his nomination and election, continues Mr. Osterman's service as a director on the Board during the two-year consulting period.

        Mr. Irving's Agreement was amended as of August 19, 2002 to provide for his relocation in connection with the move of the Corporation's headquarters from Montgomery, Alabama to Portland, Oregon. As part of this Amendment, Mr. Irving received certain lump sum payments under his Individual Supplemental Executive Retirement Plan ("Individual SERP") and under the Blount, Inc. and Subsidiaries Supplemental Retirement Benefit Plan ("Group SERP"). The payout of the Individual SERP benefits was in full satisfaction of the Corporation's obligations under that Plan. With respect to the Group SERP, Mr. Irving will again be eligible to participate in that Plan commencing August 1, 2004, but any benefit payable thereafter under that Plan will take into account that portion of the 2002 lump sum payment that was attributable to benefits under the Group SERP through July 31, 2004. Mr. Irving also received an increase in his annual Target Bonus as a percentage of base salary under the Executive Management Annual Incentive Plan, which was part of an earlier amendment dated as of February 14, 2002, and a change in the financial performance measurements on which such bonus is based under his August 19, 2002 amendment. In exchange, Mr. Irving agreed to a reduction in salary, the relinquishment of certain perquisites formerly provided him and a waiver of his contractual relocation provision.

        Mr. Jenness' Agreement was amended effective March 1, 2004 by increasing his salary to $260,000, his Target Bonus percentage to 50% and extending his severance period to two years following a qualifying change of control (as defined in the Agreement). Mr. Jenness' salary, Target Bonus percentage and severance period were previously amended by an earlier amendment dated February 14, 2002 in connection with his relocation as part of the move of the Corporation's headquarters from Montgomery, Alabama to Portland, Oregon, in exchange for which Mr. Jenness relinquished certain perquisites.

        Mr. Saito's Agreement was likewise amended to reflect his promotion to President of the Oregon Cutting Systems Group as of August 16, 2002 by increasing his base salary, his Target Bonus percentage and the severance period, as well as providing certain retirement and health benefits and additional perquisites.

Compensation of Directors

        Since August 1999, neither directors currently affiliated with Lehman Brothers Inc. nor those who are employees of the Corporation (or former employees receiving termination benefits) receive any compensation for their services as directors. Employee directors, of course, receive compensation in their respective capacities as employees of the Corporation, and all directors receive reimbursement of travel and lodging expenses incurred in connection with their attendance at Board functions. Since July 24, 2000, the date of the adoption of the Corporation's Non-Employee Directors' Compensation Program, directors who are neither employees of the Corporation nor currently affiliated with Lehman Brothers Holdings, Inc. receive quarterly stipends of $6,250, plus $1,000 per quarter if they are Chairman of the Board or chairman of a Board Committee and $1,000 for each Board or Committee meeting they attend. In lieu of such cash stipend, since February 6, 2003, when the Board approved an amendment to the Non-Employee Directors' Compensation Program, any director who qualifies for the cash payment under the Program may elect to receive compensation in the form of stock options for the Corporation's common stock. These options are granted under the Corporation's 2000 Stock Incentive Plan, a plan that was approved by the stockholders in 2000 and expressly authorizes option grants to directors. For any given year, the options for each director so electing are for 15,000 shares of the Corporation's common stock, vest immediately upon grant and are priced at the average of the closing prices of the Corporation's common stock for the ten consecutive trading days immediately prior to the date of grant. The election for any calendar year is customarily made on or before December 31 of the preceding year, except that in 2003, the first year of implementing this program, qualifying directors had thirty days from February 6 in which to make this election.

        Mr. Cartledge and Mr. Fried each elected to receive his director compensation for 2003 in stock options, as did H. Corbin Day, who served as a director in 2003 until his resignation from the Board on December 16, 2003 for personal reasons. As a consequence, Messrs. Cartledge, Day and Fried each received options for 15,000 shares of the Corporation's common stock. The grants were fully vested on June 11, 2003, the date of the grants, and priced at $4.439 per share.

        By action of the Compensation Committee on December 16, 2003, as provided in the Non-Employee Directors' Compensation Program, Mr. Day's resignation for personal reasons was deemed to be in the nature of a retirement; consequently, he has the unexpired remainder of the ten-year term in which to exercise his options. Thomas J. Fruechtel, who was elected to fulfill Mr. Day's unexpired term, received $1,000 cash payment for his participation at the December 16 meeting.

        Messrs. Cartledge, Fried and Fruechtel each chose to receive his compensation for service during 2004 in quarterly cash payments.

        In addition, a qualifying director under the Program may choose to participate in certain health, dental and life insurance plans of the Corporation. During 2003, Mr. Cartledge, Mr. Day and Mr. Fried

each received compensation valued at $582 in the form of life insurance premiums; Mr. Fruechtel, who joined the Board on December 16, 2003, the date that Mr. Day resigned from the Board for personal reasons, received no compensation in the form of such premiums.

        In May 1991, the Board approved, and in April 1994 amended, the Advisory Directors' Recognition Plan. Each member of the Board who had served as a director for at least five consecutive years, who had not been an employee vested in any employee benefits sponsored by the Corporation during his or her service on the Board and who either (a) was serving upon attainment of age 72 or (b) had become permanently and totally disabled at any time prior to age 72 became an advisory director. No advisory director and no other director, except the co-founders of the Corporation, were eligible to stand for re-election to the Board after reaching age 72. Under this Plan, a director who was or became eligible for advisory director status after July 1, 1991, was, at the end of his or her then current term, paid a quarterly benefit for life equal to the quarterly cash retainer, exclusive of committee chairman fees, then being paid to that director. A director who had been an employee vested in employee benefits sponsored by the Corporation was eligible to become an advisory director, but was not entitled to the retainer paid to other advisory directors. When their views on a matter are sought, advisory directors are expected to consult with the management or directors of the Corporation. The status of advisory director may be terminated upon request by the advisory director or by the Board if it determines that an advisory director has become a director, officer, employee or consultant of or to another corporation that competes with the Corporation or any of its subsidiaries. The Advisory Directors' Recognition Plan did not apply to Winton M. Blount, a co-founder of the Corporation. It also did not apply to W. Houston Blount, a co-founder of the Corporation, until he ceased to be a member of the Board of Directors regardless of his age at such time. As a result of the Merger and Recapitalization, Mr. W. Houston Blount resigned as a director effective August 19, 1999 at the age of 77, and thereupon became an advisory director. The Advisory Directors' Recognition Plan is unfunded and amounts due the participants covered thereby are general obligations of the Corporation. There were three participants under this plan in 2003, W. Houston Blount, James W. Hargrove and Admiral (Ret.) Thomas H. Moorer. Mr. Blount and Mr. Hargrove received $25,000 each, and Admiral (Ret.) Moorer $30,800, in Advisory Director fees in 2003. In February, 2004, Admiral (Ret.) Moorer passed away and his estate will receive a final payment of $7,700 as the fee owing for the First Quarter of 2004. In February 2000 this Plan was terminated, including the prohibition on standing for election after the attainment of age 72, and, subject to the fulfillment of obligations to the two surviving advisory directors, there will be no additional advisory directors or payments in the future.

Compensation Committee

        The following members of the Board served as members of the Compensation Committee during 2003:

        H. Corbin Day, Chairman of Jemison Investment Co., Inc. of Birmingham, Alabama, was elected to the Board on April 16, 2002, and served until December 16, 2003, the effective date of his resignation from the Board for personal reasons. He was not replaced in his position as Compensation Committee member;

        Eliot M. Fried, consultant with Abner, Herrman & Brock Inc., a New York City asset management firm, and retired Managing Director of Lehman Brothers Inc. was elected to the Board effective August 19, 1999 at the time of the Merger and Recapitalization, and was elected Chairman of the Board in June 2001;

        E. Daniel James, Managing Director of Lehman Brothers Inc., was elected to the Board effective August 19, 1999 at the time of the Corporation's Merger and Recapitalization; and

        William A. Shutzer, a private investor and financial consultant to, among others, Lehman Brothers Inc., by whom he was employed prior to December, 2003, and was elected to the Board in June 2001.

        There were no relationships with respect to Compensation Committee interlocks and insider participation in compensation decisions during 2003.

        Mr. Fried is an independent director and member of the Compensation Committee. Mr. James is an employee of Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc. Mr. Shutzer was employed by Lehman Brothers Inc. until December 2003 and continues to act as a consultant to Lehman Brothers Inc. The period since he was last employed by Lehman Brothers Inc. is less than the period of non-affiliation required by the New York Stock Exchange to establish independence. Lehman Brothers Holdings Inc., directly or indirectly, controls 85.0% of the common stock of the Corporation. As such, the Corporation is a "controlled company" for purposes of Section 303A.00 of the New York Stock Exchange Listed Company Manual and need not comply with Section 303A.05 of the Manual regarding the independence of the members of the Compensation Committee. Nonetheless, whenever "independence," as defined in the United States Internal Revenue Code ("Code") as it relates to matters pertaining to Section 162(m), may be required, Mr. Cartledge, chairman of the Audit Committee, sits by special appointment on the Compensation Committee with Mr. Fried in lieu of one of the other Committee members. Messrs. Cartledge and Fried are "independent" both under applicable SEC and NYSE rules and regulations, as well as under the Code for this purpose.

PRINCIPAL STOCKHOLDERS

        To the best knowledge of the Corporation, the following table sets forth on a historical basis, as of March 31, 2004*, and on an as adjusted basis, giving effect to the refinancing transactions as if they had occurred on March 31, 2004, information concerning: (a) beneficial ownership of more than 5% of the common stock of the Corporation by certain persons (other than director nominees) and (b) beneficial ownership of common stock of the Corporation by (i) each director nominee, (ii) each executive officer named in the Summary Compensation Table other than director nominees and (iii) all director nominees and executive officers of the Corporation as a group. Except as otherwise indicated, all beneficial ownership stated in the table represents sole voting and investment power.

		Historical				As Adjusted
Name and Address of Beneficial Owner		Shares Beneficially Owned		Percent of Total Shares		Shares Beneficially Owned		Percent of Total Shares
(a)	Holders of more than 5% common stock (other than director nominees and executive officers named in the Summary Compensation Table)
	Lehman Brothers Merchant Banking Partners and its affiliates 399 Park Avenue New York, NY 10022	26,262,111	(1)	85.0	%(1)	26,262,111	(4)	61.2	% (4)
(b)(i)	Director Nominees
	R. Eugene Cartledge	20,000		**		20,000		**
	Eliot M. Fried	50,000		**		50,000		**
	Thomas J. Fruechtel	0		0		0		0
	E. Daniel James	26,262,111	(2)	85.0	%(2)	26,262,111	(2)	61.2	%(2)
	Harold E. Layman	153,979		**		153,979		**
	James S. Osterman	43,800		**		43,800		**
	William A. Shutzer	0		0		0		0
(ii)	Executive Officers named in the Summary Compensation Table (other than Director Nominees)
	Dennis E. Eagan	0		0		0		0
	Richard H. Irving, III	54,690		**		54,690		**
	Calvin E. Jenness	0		0		0		0
	Kenneth O. Saito	14,250		**		14,250		**
(iii)	All director nominees and executive officers as a group (11 persons)	26,598,830	(3)	86.1	%(3)	26,598,830	(3)	62.0	%(3)

(*)
To conform to valuation dates established by the Plan administrator, December 31, 2003 has been used for allocating units of shares of the Blount Retirement Savings Plan, a 401(k) plan, attributable to Messrs. Irving and Saito. The difference between the number of shares so attributed on such date from those that would be so attributed on March 31, 2004 is immaterial.

(**)
Less than 1.0% of total shares.

(1)
LB Blount Investment SPV LLC ("LB Blount"), an affiliate of Lehman Brothers Merchant Banking Partners, also holds warrants for 1,000,000 shares of common stock, which are immediately convertible at LB Blount's election to common stock.

  If so converted, Lehman Brothers Merchant Banking Partners and its affiliates would hold beneficial interest in 27,262,111 shares, or 85.5% of the then outstanding shares. (In addition, LB Blount holds a $20,000,000, plus payment-in-kind interest (payable annually in the form of additional securities), 12% convertible preferred equivalent security described herein that is convertible at LB Blount's election into a new class of preferred stock at the rate of one share for every $1,000 in principal amount of the security held. This preferred stock accumulates payment-in-kind dividends at a rate per share of 12% per annum, which would be paid quarterly in the form of additional shares of convertible preferred stock of Blount International, and would contain a convertibility feature that would permit the conversion of the class of preferred stock into 1,890,720 shares of common stock, (using $28,360,813 as the value of the initial principal plus accumulated PIKs as of March 31, 2004), at the contractual conversion rate of $15 per common share. Although theoretically possible, it is unlikely that such a two-tier conversion transaction would be undertaken within sixty days at the respective contractual conversion rates; however, if it were, and excluding any shares for the warrants, Lehman Brothers Merchant Banking Partners and its affiliates would hold beneficial interest in 28,152,832 shares, or 85.9% of the then outstanding shares. If the warrants and the convertible preferred security were both converted into common stock in the manner set forth above, Lehman Brothers Merchant Banking Partners and its affiliates would hold beneficial interest in 29,152,832 shares, or 86.3%, of the then outstanding shares.)

(2)
Mr. James is a Managing Director of Lehman Brothers Inc. and may be deemed to share beneficial ownership of the shares of common stock shown as beneficially owned by Lehman Brothers Merchant Banking Partners and its affiliates. Mr. James disclaims beneficial ownership of all such shares.

(3)
See Footnote (2) with respect to 26,262,111 shares which may be attributable to Mr. James that have been included in the total. Mr. James disclaims any beneficial ownership with respect to these shares.

(4)
As adjusted for the refinancing transactions, LB Blount holds warrants for 1,000,000 shares of common stock, which are immediately exercisable at LB Blount's election to common stock. If so converted, Lehman Brothers Merchant Banking Partners and its affiliates would hold beneficial interest in 27,262,111 shares, or 62.1% of the outstanding shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Affiliates of Lehman Brothers

        Lehman Brothers Inc. is acting as underwriter, advisor, lead arranger and sole book-running manager for Blount's offering of its notes in connection with the refinancing transactions. Lehman Brothers Inc. expects to receive customary fees, plus reimbursement of certain expenses, for those services. An affiliate of Lehman Brothers Merchant Banking Partners holds the 12% Convertible Preferred Equivalent Security.

        On March 31, 2004 Lehman Brothers Merchant Banking Partners II L.P. ("Lehman Brothers Merchant Banking Partners") and its affiliates owned 85.0% of our outstanding common stock (and would own 85.5% upon conversion of warrants held, 85.9% upon the conversion of the 12% Convertible Preferred Equivalent Security and 86.3% upon the conversion of both the warrants and the 12% Convertible Preferred Equivalent Security). We intend to prepay the 12% Convertible Preferred Equivalent Security for $29.0 million (composed of the prepayment premium of 102.400% of the aggregate principal annual thereof, plus accrued and unpaid interest) using a portion of the net proceeds from the refinancing transactions. Messrs. James and Shutzer, each being one of our directors, are investors in the Lehman Brothers Merchant Banking Fund. Mr. Shutzer is a consultant to, and Mr. James is a Managing Director of, Lehman Brothers Inc.

        Since the August 1999 Merger and Recapitalization, Lehman Brothers Merchant Banking Partners, Lehman Brothers Inc. and certain of their affiliates have performed various advisory and financial services for us, for which they have charged us fees totalling $9.3 million ($5.0 million in underwriting fees to Lehman Brothers Inc. relating to the sale of ATK stock received in the sale of our sporting equipment group division, $2.6 million in advisory fees to Lehman Brothers Inc. relating to the sale of SEG to ATK, $1.0 million in fees to Lehman Brothers Merchant Banking Partners relating to the refinancing of our credit facility in 2003 and $0.7 million in commitment fees paid through the administrative agent to Lehman Brothers Inc. relating to the refinancing of our credit facility in 2003), and Lehman Brothers Merchant Banking Partners, Lehman Brothers Inc. and certain of their affiliates will perform various advisory and financial services for us in connection with the refinancing transactions for which they will be paid transaction fees consistent with the fees paid by us in the past.

DESCRIPTION OF OUR INDEBTEDNESS

Amended and Restated Credit Facilities

        As a part of the refinancing transactions, we intend to amend and restate our credit facilities. We expect many of the terms of our amended and restated credit facilities to be substantially the same as our existing credit facilities. Accordingly, a description of our existing credit facilities is included below. The descriptions set forth below of our existing credit facilities and our amended and restated credit facilities do not purport to be complete and are qualified in their entirety by reference to certain agreements which set forth or, in the case of the amended and restated credit facilities, will set forth the principal terms and conditions of such facilities. The amendment and restatement of the credit facilities is conditioned on our receiving gross proceeds of at least $300.0 million from the issuance of equity and/or unsecured senior subordinated debt, at least $100.0 million of which must be in the form of new cash equity.

General

        Our existing credit facilities consist of a $67.0 million revolving credit facility (none outstanding as of March 31, 2004), a Term A loan of up to $32.0 million ($28.8 million outstanding as of March 31, 2004), a Term B loan of up $85.0 million ($80 million outstanding as of March 31, 2004) and a Canadian Term loan of up to $6.0 million ($5.4 million outstanding as of March 31, 2004). The amount available on the revolving credit facility is determined semi-monthly from our outstanding accounts receivable and inventory levels, less outstanding letters of credit and a minimum availability threshold. As of March 31, 2004 we had the ability to borrow $48.0 million under the terms of the revolving credit agreement.

        The amended and restated credit facilities will consist of a $100.0 million revolving credit facility, a Term B loan facility of up to $265.0 million, a Second Collateral Institutional Loan ("SCIL") facility of up to $50.0 million and a Canadian term loan facility of up to $4.9 million.

Interest Rates, fees

        Our existing credit facilities provide for interest rate margins to vary based on our leverage ratio. The leverage ratio is defined as the ratio of total outstanding debt to earnings before certain items, including interest, taxes, depreciation and amortization (EBITDA) as described in the credit agreement. Interest rates also change based upon changes in LIBOR and/or prime rates. In addition, we are required to pay an unused facility fee on the average unused daily balance of our revolving credit facility.

        The amended and restated credit facilities will provide for interest rate margins to vary based on our leverage ratio. Interest rates under the amended and restated credit facilities will also change based upon changes in LIBOR and/or prime rates, and we will also be required to pay an unused facility fee as described above.

Repayment

        The term of the existing credit facilities is for five years with scheduled quarterly repayments as follows: the Term A loan requires quarterly repayments of $1.1 million through April 1, 2004 and then increasing to $1.7 million per quarter beginning July 1, 2004 through the last payment on May 14, 2008; Term B loan requires quarterly payments of $1.3 million beginning July 1, 2005 through April 1, 2006 and then increasing to $1.9 million per quarter beginning July 1, 2006 through January 1, 2008, with a final payment of $66.9 million due on May 14, 2008; and the Canadian Term loan requires quarterly payments of $197,368 through April 1, 2004 and then increasing to $325,658 per quarter on July 1, 2004 through January 1, 2008, with a final payment of $325,658 due on May 14, 2008.

        The term of the revolving credit facility will be for 5 years from the date of the completion of the refinancing transactions and borrowings thereunder will not amortize. The term of the amended and restated credit facilities will be for 6 years with respect to the Term B loan facility and the Canadian term loan facility and for six and one half years with respect to the SCIL facility in each case, from the date of the completion of the refinancing transactions. The Term B loan facility requires quarterly repayments of $662,500, with a final payment of $249.8 million on the maturity date. The Canadian term loan facility requires quarterly repayments of $12,212, with a final payment of approximately $4.6 million on the maturity date. The SCIL facility does not amortize and is payable in full on the maturity date.

Prepayment

        Under the existing credit facilities, the term loans can be repaid at any time but are subject to a prepayment premium during the initial two years of the facility. The existing credit facilities also require mandatory repayment of loans with proceeds from the sale of our assets or capital stock under certain circumstances and on an annual basis upon our generation of excess cash flow as determined by the credit agreement.

        Under the amended and restated credit facilities, the term loans will be able to be repaid at any time but the SCIL facility will be subject to a prepayment premium during the initial three years of the facility. The amended and restated credit facilities will also require mandatory repayment of loans with proceeds from the sale of our assets or capital stock under certain circumstances and on an annual basis upon our generation of excess cash flow as determined by the credit agreement.

Guarantees; Security

        Blount International, Blount and all of Blount's domestic subsidiaries guarantee the obligations of the borrowers under the existing credit facilities and will guarantee the obligations of the borrowers under the amended and restated credit facilities. In addition, Blount's Canadian subsidiaries will guarantee the obligations of the Canadian borrower (Blount Canada Ltd.) under the existing credit facilities and will guarantee the obligations of the Canadian borrower under the amended and restated credit facilities. In addition, Blount has pledged 65% of the stock of its non-domestic subsidiaries as further collateral. Blount's obligations and its domestic subsidiaries' guarantee obligations under the existing credit facilities are, and under the amended and restated credit facilities will be, collateralized by a first priority security interest in substantially all of their respective assets. Blount International's guarantee obligations in respect of the existing credit facilities are, and under the amended and restated credit facilities will be, collateralized by a pledge of all of Blount's capital stock.

Certain Covenants

        The existing credit facilities contain, and the amended and restated credit facilities will contain, affirmative covenants of Blount International and Blount and its subsidiaries including, without limitation:

  •
  reporting requirements; and

  •
  requirements to maintain insurance, comply with laws and maintain properties.

        The existing credit facilities also contain, and the amended and restated credit facilities will contain, negative covenants that will restrict Blount International's, Blount's and its subsidiaries' ability to, among other things:

  •
  borrow money and issue preferred stock;

  •
  guarantee indebtedness of others;

  •
  pay dividends on, make other distributions in respect of, or purchase our stock or our subsidiaries' stock;

  •
  make investments;

  •
  make capital expenditures;

  •
  use assets as security in other transactions;

  •
  sell certain assets or merge with or into other companies;

  •
  enter into sale and leaseback transactions;

  •
  make optional payments and modifications of agreements;

  •
  enter into certain types of transactions with affiliates;

  •
  limit dividends or other payments to Blount;

  •
  change fiscal periods;

  •
  enter into new businesses; and

  •
  make payments in respect of, or modify the terms of, subordinated indebtedness, including the notes.

        In addition, the existing credit facilities require, and the amended and restated credit facilities will require, us to comply with various financial covenants.

Events of Default

        The existing credit facilities contain, and the amended and restated credit facilities will contain, events of default including, without limitation:

  •
  failure to make payments when due;

  •
  breach of representations or warranties;

  •
  breach of covenants;

  •
  events of insolvency, bankruptcy or similar events;

  •
  cross-default to obligations under other agreements in excess of specified amounts;

  •
  certain ERISA events which can reasonably be expected to have a material adverse effect;

  •
  judgment in excess of a specified amount which has not been stayed or discharged within 30 days from the entry thereof;

  •
  invalidity of any of the guarantees in respect of the credit facilities;

  •
  failure in the perfection of the security interest granted in respect of the credit facility;

  •
  change in control (as defined in the credit facilities); and

  •
  a material adverse effect occurs.

8 7/8% Senior Subordinated Notes

        As part of the refinancing transactions, Blount will issue $175.0 million aggregate principal amount of 8 7/8% Senior Subordinated Notes due 2012. These notes are senior subordinated obligations of Blount, and are fully and unconditionally guaranteed by Blount International and certain of Blount's subsidiaries. Interest on the existing notes is payable semi-annually in arrears on February 1 and August 1 of each year. The Senior Subordinated Notes provide for a premium for the redemption of an aggregate of 35% of the Senior Subordinated Notes from the proceeds of certain equity offerings prior to August 1, 2007, and for redemption at a premium of all or part of the Senior Subordinated Notes on or after August 1, 2008 until August 1, 2010, when the Senior Subordinated Notes are redeemable at par. The notes are issued under an indenture which contains covenants limiting Blount's ability, and the ability of Blount International and Blount's restricted subsidiaries to, among other things, incur or guarantee indebtedness, to enter into sale and leaseback transactions or to sell assets or enter into mergers or consolidations. The obligations of Blount and the guarantee obligations under the notes will be unsecured.

7% Senior Notes Due 2005

        In June 1998, Blount issued Senior Notes with a stated interest rate of 7% in the principal amount of $150 million maturing on June 15, 2005. The Senior Notes are fully and unconditionally guaranteed by Blount International, and are secured by a pledge of all of the stock and other equity interests in each of Blount and our domestic subsidiaries and 65% of the stock and other equity interests in each of our first-tier foreign subsidiaries and liens on the principal manufacturing plants and facilities owned by us and our domestic subsidiaries, in each case, pari passu with the lenders under our existing credit facilities. Upon the closing of this offering, we will deposit a portion of the net proceeds from the refinancings with the trustee for the purpose of redeeming in full the Senior Notes. Pursuant to the indenture governing the Senior Notes and the related security documents, upon the deposit of the redemption funds with the trustee upon the closing of the offering, the obligations under the indenture will be discharged and the security interests described above will be terminated.

13% Senior Subordinated Notes Due 2009

        In August 1999, Blount issued Senior Subordinated Notes with an interest rate of 13% in the principal amount of $325 million. We intend to redeem the Senior Subordinated Notes using a portion of the net proceeds from the refinancing transactions.

Intercompany Indebtedness

        We may provide financing to principal domestic and foreign subsidiaries though certain global intercompany notes, which the parties thereto have assigned to General Electric Capital Corporation, in its capacity as agent, as collateral for our obligations under our credit facilities.

12% Convertible Preferred Equivalent Security

        On March 2, 2001, an affiliate of Lehman Brothers Merchant Banking Partners, Blount International's principal shareholder, invested $20 million in the form of a preferred equivalent security, together with warrants to acquire 1,000,000 shares of Blount International common stock (or approximately 3% of the corporation) that are exercisable immediately at a price of $0.01 a share. We intend to prepay the preferred equivalent security for $29.0 million (composed of the prepayment premium of 102.400% of the aggregate principal amount thereof, plus accrued and unpaid interest) using a portion of the net proceeds from the refinancing transactions.

DESCRIPTION OF OUR CAPITAL STOCK

        The following summarizes the material terms and provisions of the common stock offered hereby. For the complete terms of Blount International's common stock, please refer to Blount International's Restated Certificate of Incorporation, which was filed as an exhibit to the annual proxy statement filed with the Securities and Exchange Commission on March 16, 2001 and Blount International's Bylaws, which were filed as an exhibit to the registration statement on Form S-4 filed with the Securities and Exchange Commission on July 15, 1999. The General Corporation Law of Delaware may also affect the terms of Blount International's common stock.

General

        Blount International's Restated Certificate of Incorporation provides that it is authorized to issue 100,000,000 shares of common stock, par value $.01 per share. On March 31, 2004 there were 30,883,103 shares of common stock issued and outstanding. In addition, 4,027,359 shares of stock were issuable upon exercise of options outstanding, 1,000,000 shares of common stock were issuable upon exercise of warrants outstanding and 1,890,721 shares of preferred stock were issuable upon the conversion of the 12% Convertible Preferred Equivalent Security, which could thereafter be converted into 1,890,721 shares of common stock.

Voting Rights

        Each holder of common stock is entitled to attend all special and annual meetings of the stockholders and to vote upon any matter, including, without limitation, the election of directors. Holders of common stock are entitled to one vote per share.

Liquidation Rights

        Upon the liquidation, dissolution or winding up (whether voluntary or involuntary) of the Corporation, holders of common stock will be entitled to share ratably in the assets of the Corporation remaining after all debts and liabilities have been paid, and the Corporation has paid, or set aside for payment, full preferential amounts to which holders of preferred stock are entitled, if preferred stock of the Corporation is authorized and outstanding.

Dividends

        If the board of directors declares and pays dividends on common stock, all holders of common stock will be paid the same amount of dividends per share. Blount International has not paid dividends since 1999 on its common stock. Our amended and restated credit facilities prohibit us from paying any dividends and the terms of our notes limit our ability to pay dividends.

Other Rights and Restrictions

        The holders of common stock have no preemptive or subscription rights to purchase additional securities issued by us, nor any rights to convert their common stock into other securities of the Blount International or to have their shares redeemed by Blount International. Blount International's common stock is not subject to redemption by Blount International. Blount International's Restated Certificate of Incorporation and Bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When Blount International issues share of common stock under this prospectus, the shares will be fully paid and non-assessable.

Listing

        Blount International's common stock is listed on the New York Stock Exchange under the symbol "BLT".

Limitations of Director Liability

        Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Delaware law does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Blount International's Restated Certificate of Incorporation limits the liability of directors to the Corporation and its stockholders to the full extent permitted by Delaware law. Specifically, directors are not personally liable for monetary damages to the Corporation or its stockholders for breach of the director's fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to the Corporation or its shareholders;

  •
  acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

Indemnification

        To the maximum extent permitted by law, Blount International's Restated Certificate of Incorporation provides for mandatory indemnification of directors and officers against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer. In addition, Blount International must advance or reimburse directors and officers for expenses they incur in connection with indemnifiable claims. Blount International also maintains directors' and officers' liability insurance.

THE NOTE OFFERING

        Concurrently with this offering, our wholly owned subsidiary, Blount intends to issue $175.0 million aggregate principal amount of its 8 7/8% Senior Subordinated Notes due 2012, which Blount International and certain of Blount's subsidiaries will fully and unconditionally guarantee. The notes are being offered exclusively by a separate prospectus.

        The indenture governing the notes will limit Blount International's and its restricted subsidiaries' ability to, among other things,

  •
  incur additional indebtedness;

  •
  make specific restricted payments, including paying dividends, repurchasing stock and making investments;

  •
  creating liens;

  •
  in the case of restricted subsidiaries, create or permit to exist dividend or payment restrictions;

  •
  consolidate, merge, or transfer all or substantially all of their assets;

  •
  sell assets; and

  •
  transact business with our affiliates.

        Upon a Change in Control (as defined in the indenture pursuant to which the notes are issued), each note holder will have the right to require Blount to repurchase all of a portion of its notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. See "Description of Our Indebtedness."

MARKET INFORMATION

        Blount International's common stock is listed on the New York Stock Exchange under the symbol "BLT".

CERTAIN U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        This discussion describes the material United States Federal income and estate tax consequences of the Purchase ownership and disposition of shares of our common stock by a Non-U.S. holder. When we refer to a Non-U.S. holder, we mean a beneficial owner of our common stock, that for U.S. Federal income tax purposes, is other than:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (including for this purpose any other entity treated as a corporation for U.S. Federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

  •
  a trust that is subject to the primary supervision of a U.S. court and to the control of one or more United States persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

        This discussion does not purport to be a comprehensive description of all aspects of U.S. Federal income taxes and does not address foreign, state and local consequences that could be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules might apply to certain Non-U.S. Holders, such as controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, corporations that accumulate earnings to avoid U.S. Federal income tax, and U.S. expatriates. Non-U.S. Holders should consult their own tax advisers to determine the U.S. Federal, state, local and other tax consequences that might be relevant to them.

        If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding common stock, you should consult your tax adviser.

        This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and U.S. Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions as of the date of this offering. Those authorities are subject to change, possibly with retroactive effect. Except where noted, this discussion does not address any aspect of U.S. Federal gift or estate tax, or state, local or Non-U.S. tax laws.

        You should consult your own tax adviser regarding the U.S. Federal, state, local and non-U.S. income and other tax consequences of holding and disposing of common stock.

Dividends

        We currently do not intend to pay dividends with respect to our common stock. However, if we were to pay dividends with respect to our common stock, dividends paid to a non-U.S. holder, except as described below, would be subject to withholding of U.S. Federal income tax at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate (and you have furnished to us a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form).

        If dividends paid to a non-U.S. holder are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that the non-U.S. holder maintains in the United States, we generally are not required to withhold tax from the dividends, provided that the non-U.S. holder has furnished to us a valid IRS Form W-8ECI or an acceptable substitute form. Instead, "effectively connected" dividends are taxed at rates applicable to United States persons. If a non-U.S. holder is a corporation, "effectively connected" dividends that it receives may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

        Non-U.S. holders generally will not be subject to U.S. Federal income tax on gain that they recognize on a disposition of our common stock unless:

  •
  the holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

  •
  such gain is effectively connected with the holder's conduct of a trade or business within the United States and, if certain tax treaties apply, it is attributable to a U.S. permanent establishment maintained by the holder;

  •
  the holder is subject to the Code provisions applicable to certain U.S. expatriates; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. Federal income tax purposes and, assuming that our common stock is deemed to be "regularly traded on an established securities market," the holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock. We have not been, are not and do not anticipate becoming, a U.S. real property holding corporation for U.S. Federal income tax purposes.

Federal Estate Taxes

        If our common stock is held by a non-U.S. holder at the time of death, such stock will be included in the holder's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        Backup withholding and information report requirements will not apply to dividends paid on our common stock to a non-U.S. holder, provided the non-U.S. holder provides a valid IRS Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that such holder is a non-U.S. person) or otherwise establishes an exemption. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker.

        However, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

  •
  a U.S. person;

  •
  a controlled foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period; or

  •
  a foreign partnership, if at any time during its tax year one or more of its partners are "U.S. persons," as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business;

unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the holder is a U.S. person.

        A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its income tax liability by filing a refunding claim with the IRS.

UNDERWRITING

        Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc. and J.P. Morgan Securities Inc. are acting as representatives, has severally agreed to purchase from Blount International, on a firm commitment basis subject only to the conditions contained in an underwriting agreement, the number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Lehman Brothers Inc.	4,800,000
J.P. Morgan Securities Inc.	4,200,000
UBS Securities LLC	1,800,000
Robert W. Baird & Co. Incorporated	1,200,000

Total	12,000,000

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, namely:

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material change in the financial markets;

  •
  we deliver customary closing documents to the underwriters; and

  •
  if an underwriter defaults, the offering may be terminated.

        In addition, the underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock offered hereby, if any of the shares are purchased, other than those shares covered by the over-allotment option described below.

Over-Allotment Option

        Blount International has granted to the underwriters a 30-day option to purchase up to 1,800,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised to cover over-allotments of common stock, if any.

Commissions and Expenses

        The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public price set forth on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at such public offering price less a selling concession not in excess of $0.36 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 1,800,000 additional shares. The underwriting discounts and commissions are equal to the public offering price per share less the amount per share the underwriters pay us per share.

	Amounts We Will Pay
	No Exercise	Full Exercise
Per share	$0.60	$0.60
Total	$7,200,000	$8,280,000

        We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $0.6 million.

Lock-Up Agreements

        Blount International has agreed that it will not, directly or indirectly: (a) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition at any time in the future of), or file with the Securities and Exchange Commission a registration statement under the Securities Act (other than the filing of any registration statement with the Commission on Form S-8 relating to the offering of securities pursuant to the terms of a plan in effect on the date of the closing of the offering) relating to, any shares of its common stock (including, without limitation, shares of common stock that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable or exercisable for shares of Blount International's common stock (other than the shares of common stock offered pursuant to this offering and the shares of common stock issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing as of the closing of the offering or pursuant to options, warrants or rights outstanding as of the closing of the offering), (b) enter into any swap, hedge or other derivatives transaction or arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Blount International's common stock or other securities, in cash or otherwise or (c) publicly disclose the intention to enter into any such transaction or arrangement of the type described in (a) or (b) above, in each case without the prior written consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus (the "Lock-up Period").

        Lehman Brothers Merchant Banking Group, LB Blount Investment SPV LLC and our executive officers and directors also have agreed that during the Lock-up Period they will not, directly or indirectly: (a) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition at any time in the future of), or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of Blount International's common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by Blount International in accordance with the rules and regulations of the Securities and Exchange Commission and shares of such common stock that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable or exercisable for shares of Blount International's common stock (other than the shares of common stock offered pursuant to this offering, and dispositions to any trust for the benefit of the transferor and/or the immediate family of the transferor, provided, that any transferee agrees in writing to be bound by the transfer restrictions described in this paragraph), or (b) enter into any swap, hedge or other derivatives transaction or arrangement that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Blount International's common stock or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers Inc and J.P. Morgan Securities Inc.

        Notwithstanding the foregoing, if (1) during the last 17 days of the Lock-up Period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the Lock-up Period we announce that we will release earnings results during the 17-day period beginning on the last day of the Lock-up Period, then the Lock-up Period will continue to apply until the expiration of the 17-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        Lehman Brothers Inc. and J.P. Morgan Securities Inc. have informed us that they do not have any pre-established conditions to waiving the terms of lock-up agreements and that they grant waivers after evaluating the unique facts and circumstances of each person's request for such a waiver. Lehman Brothers Inc. and J.P. Morgan Securities Inc. have advised us that if they were to consider granting a waiver to a lock-up agreement, then some of the factors they would consider in deciding whether to grant such a waiver include the reason for the request, the number of shares that the locked-up party is requesting be released, whether the stock will be released for public sale or will be transferred to another person or entity that will remain subject to the terms of the lock-up agreement, the current stock price of Blount International and the trading history of the stock, then prevailing economic and equity market conditions, and applicable rules and regulations (particularly those relating to the publication of equity research).

Indemnification

        Blount International has agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our Relationship with the Underwriters

        The underwriters and their affiliates have provided, and may provide in the future, investment banking, financial advisory and other services for us in the ordinary course of business for which they have received and will receive customary compensation and reimbursement for ordinary expenses incurred in connection therewith. Affiliates of certain of the underwriters are expected to be lenders under our amended and restated credit facilities. In addition, Lehman Brothers Merchant Banking Partners, an affiliate of Lehman Brothers Inc., and its affiliates owned 85.0% of Blount International's outstanding common stock at March 31, 2004, hold warrants for 1,000,000 shares of common stock and hold the 12% Convertible Preferred Equivalent Security. We intend to prepay the 12% Convertible Preferred Equivalent Security for $29.0 million (composed of the prepayment premium of 102.400% of the aggregate principal amount thereof, plus accrued and unpaid interest) using a portion of the net proceeds from the refinancing transactions. Because of the relationship between us and Lehman Brothers Inc. and its affiliates, and Lehman Brothers Inc.'s role in this offering, the offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, or NASD. Because a bona fide independent market exits for our common stock, the NASD does not require that we use a qualified independent underwriter for this offering.

        Lehman Brothers Inc. has informed us that it will not confirm sales to discretionary accounts without the prior written approval of the customer.

Stabilization, Short Positions and Penalty Bids

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the detection or magnitude of any effect that the transactions described above may have on the price of common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

        Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part and should not be relied upon by investors.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. The underwriters have been represented by Milbank, Tweed, Hadley & McCloy LLP, New York, New York in connection with this offering.

EXPERTS

        The consolidated financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        Blount International files annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (the "S.E.C.") under the Securities Exchange Act of 1934. Blount International's S.E.C. file number is 001-11549. You may read and copy any of those reports, statements or other documents at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the offices of the Exchange at 20 Broad Street, New York, New York 10005. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. These filings are also available to the public from commercial document retrieval services and at the Commission's Web site at "http://www.sec.gov." You may also obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports by accessing our website, "www.blount.com." These reports are contained in the investor relations section under the heading "E.D.G.A.R. Financial Information About Blount."

        You may also request a copy of any of our filings with the Commission, or any of the agreements or other documents that constitute exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

    Blount International, Inc.
    4909 S.E. International Way
    Portland, Oregon 97222-4679
    (503) 653-8881
    Attention: Richard H. Irving, III, Senior Vice President, General Counsel and Secretary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Blount International, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), of changes in stockholders' equity (deficit), and of cash flows present fairly, in all material respects, the financial position of Blount International, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Blount International, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 to the Consolidated Financial Statements, Blount International, Inc. changed the manner in which it accounts for goodwill as of January 1, 2002.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon
February 20, 2004

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

	Year Ended December 31,
	2003	2002	2001
	(Dollar amounts in millions, except per share data)
Sales	$559.1	$479.5	$468.7
Cost of Sales	369.4	318.3	312.3

Gross Profit	189.7	161.2	156.4
Selling, general and administrative expenses	105.7	91.5	95.5
Restructuring expenses	0.2	7.2	16.2

Operating income	83.8	62.5	44.7
Interest expense	(69.8)	(72.2)	(95.9)
Interest income	0.8	1.1	1.4
Other income (expense)	(3.6)	(0.7)	(9.1)

Income (loss) from continuing operations before income taxes	11.2	(9.3)	(58.9)
Provision (benefit) for income taxes	44.9	(4.5)	(21.3)

Net loss from continuing operations	(33.7)	(4.8)	(37.6)
Discontinued operations:
Net income from operations, net of taxes of $0.3 and $2.3		0.5	2.5
Loss on disposal, net of taxes of $0.9 and $16.2		(1.4)	(8.5)

Net loss	$(33.7)	$(5.7)	$(43.6)

Basic loss per share:
Continuing operations	$(1.09)	$(0.16)	$(1.22)
Discontinued operations		(0.03)	(0.20)

Net loss	$(1.09)	$(0.19)	$(1.42)

Diluted loss per share:
Continuing operations	$(1.09)	$(0.16)	$(1.22)
Discontinued operations		(0.03)	(0.20)

Net loss	$(1.09)	$(0.19)	$(1.42)

The accompanying notes are an integral part of the audited financial statements.

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2003	2002
	(Dollar amounts in millions, except share data and per share data)
Assets
Current assets:
Cash and cash equivalents	$35.2	$26.4
Accounts receivable, net of allowance for doubtful accounts of $3.0 and $4.3	64.4	58.5
Inventories	67.7	64.8
Deferred income taxes		30.5
Other current assets	26.1	11.0

Total current assets	193.4	191.2
Property, plant and equipment, net of accumulated depreciation of $191.1 and $180.5	92.0	90.7
Goodwill	76.9	76.9
Other assets	38.1	69.2

Total Assets	$400.4	$428.0

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Notes payable and current maturities of long-term debt	$6.6	$3.4
Accounts payable	29.7	25.5
Accrued expenses	73.7	71.3

Total current liabilities	110.0	100.2
Long-term debt, exclusive of current maturities	603.9	624.1
Deferred income taxes, exclusive of current portion	2.8
Other liabilities	81.0	72.6

Total Liabilities	797.7	796.9

Commitments and Contingent Liabilities
Stockholders' equity (deficit):
Common stock: par value $0.01 per share, 100,000,000 shares authorized, 30,827,738 issued and 30,795,882 outstanding	0.3	0.3
Capital in excess of par value of stock	424.6	424.3
Accumulated deficit	(820.0)	(786.3)
Accumulated other comprehensive income	(2.2)	(7.2)

Total Stockholders' Deficit	(397.3)	(368.9)

Total Liabilities and Stockholders' Equity (Deficit)	$400.4	$428.0

The accompanying notes are an integral part of the audited financial statements.

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2003	2002	2001
	(Dollar amounts in millions)
Cash flows from operating activities:
Net loss	$(33.7)	$(5.7)	$(43.6)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss from discontinued operations		0.9	6.0
Early extinguishment of debt	2.8	0.5	8.4
Depreciation, amortization and other non-cash charges	21.6	22.2	25.6
Deferred income taxes	43.1	(10.8)	(19.5)
Loss on disposals of property, plant & equipment	0.8	1.6	0.5
Changes in assets and liabilities, net of effects of businesses acquired and sold:
(Increase) decrease in accounts receivable	(6.0)	(1.6)	21.8
(Increase) decrease in inventories	(2.9)	3.3	19.1
Decrease in other assets	8.2	3.2	9.7
Increase (decrease) in accounts payable	4.3	5.8	(5.4)
Increase (decrease) in accrued expenses	4.3	(1.5)	(5.6)
Increase in other liabilities	13.3	9.7	1.0

Net cash provided by continuing operations	55.8	27.6	18.0
Net cash provided by discontinued operations		1.2	29.8

Net cash provided by operating activities	55.8	28.8	47.8

Cash flows from investing activities:
(Payments for) proceeds from sales of property, plant & equipment	(0.6)	8.0	2.7
Purchases of property, plant & equipment	(16.5)	(17.1)	(11.5)
Acquisitions of businesses			(1.3)

Net cash used in continuing operations	(17.1)	(9.1)	(10.1)
Net cash provided by (used in) discontinued operations		(23.8)	199.2

Net cash provided by (used in) investing activities	(17.1)	(32.9)	189.1

Cash flows from financing activities:
Net increase in short-term borrowings		(5.1)
Issuance of long-term debt	118.0		13.0
Reduction of long-term debt	(138.3)	(11.8)	(211.2)
Capital contribution			7.0
Other	(9.6)	(0.2)	(2.9)

Net cash provided by (used in) financing activities	(29.9)	(17.1)	(194.1)

Net increase (decrease) in cash and cash equivalents	8.8	(21.2)	42.8
Cash and cash equivalents at beginning of period	26.4	47.6	4.8

Cash and cash equivalents at end of period	$35.2	$26.4	$47.6

The accompanying notes are an integral part of the audited financial statements.

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholders' Equity (Deficit)

	Common Stock	Capital in Excess of Par	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
	(Dollar amounts in millions)
Balance December 31, 2000	$0.3	$417.3	$(737.0)	$7.3	$(312.1)
Net loss			(43.6)		(43.6)
Other comprehensive income, net:
Foreign currency translation adjustment				(0.7)	(0.7)
Unrealized losses				(0.5)	(0.5)

Comprehensive income					(44.8)
Capital contribution		7.0			7.0

Balance December 31, 2001	0.3	424.3	(780.6)	6.1	(349.9)
Net loss			(5.7)		(5.7)
Other comprehensive income, net:
Foreign currency translation adjustment				1.5	1.5
Unrealized losses				(0.6)	(0.6)
Minimum pension liability adjustment				(14.2)	(14.2)

Comprehensive income					(19.0)

Balance December 31, 2002	0.3	424.3	(786.3)	(7.2)	(368.9)
Net loss			(33.7)		(33.7)
Other comprehensive income, net:
Foreign currency translation adjustment				2.1	2.1
Unrealized gains				0.4	0.4
Minimum pension liability adjustment				2.5	2.5

Comprehensive income					(28.7)
Exercise of stock options		0.3			0.3

Balance December 31, 2003	$0.3	$424.6	$(820.0)	$(2.2)	$(397.3)

The accompanying notes are an integral part of the audited financial statements.

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation:

        The consolidated financial statements include the accounts of Blount International and its subsidiaries and are prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions are eliminated in consolidation.

Merger and Recapitalization:

        On August 19, 1999, Blount International merged with Red Dog Acquisition, Corp., a Delaware corporation and a wholly-owned subsidiary of Lehman Brothers Merchant Banking Partners. The merger was completed pursuant to an Agreement and Plan of Merger and Recapitalization dated as of April 18, 1999. This transaction was accounted for as a recapitalization under generally accepted accounting principles. Accordingly, the historical basis of our assets and liabilities was not impacted by the transaction.

        As a result of the proration and stock election procedures related to the merger, approximately 1.5 million shares of Blount International's pre-merger outstanding Class A and Class B common stock were retained by existing shareholders and exchanged, on a two-for-one basis, for 3.0 million shares of post-merger outstanding common stock. All share and per share information for periods prior to the merger have been restated to reflect the split. Lehman Brothers Merchant Banking Partners and certain of its affiliates and certain members of our management made a capital contribution of approximately $417.5 million and received approximately 27.8 million shares of post-merger outstanding common stock. Lehman Brothers Merchant Banking Partners and its affiliates controlled approximately 85% of the 30.8 million shares outstanding following the merger.

        The merger was financed by the equity contribution of $417.5 million, senior term loans of $400 million and senior subordinated notes of $325 million issued by Blount, Inc., a wholly-owned subsidiary of the Company. The term loan facilities had an aggregate principal amount of $500.0 million, comprised of a $60.0 million Tranche A Term Loan and a $340.0 million Tranche B Term Loan, and a $100.0 million revolving credit facility. The amounts available under the revolving credit facility were reduced to $75.0 million after an amendment to the credit agreement on December 7, 2001. On May 15, 2003 a new credit facility was established and the existing term loan facility was extinguished. The credit facility involves an aggregate principal amount of $190.0 million, consists of a Term A loan of up to $32.0 million (of which $29.9 million was outstanding as of December 31, 2003), a Term B loan of up to $85.0 million (of which $80.0 million was outstanding as of December 31, 2003), a revolving credit facility of up to $67.0 million (with no amount outstanding as of December 31, 2003) and a Canadian Term loan of up to $6.0 million (of which $5.6 million was outstanding as of December 31, 2003). For additional information on the credit facility see Note 3 of the Notes to the Consolidated Financial Statements.

Basis of Presentation:

        In the opinion of management, the accompanying audited consolidated financial statements of Blount International contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position at December 31, 2003 and 2002 and the results of operations and cash flows for the periods ended December 31, 2003, 2002 and 2001. These financial statements must be read in conjunction with the notes to the financial statements.

        Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation, including the reclassification of extraordinary losses in accordance with our adoption of SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," and the realignment of business segments. The reclassification of extraordinary losses for penalties and write-off of unamortized deferred financing costs associated with the extinguishment of debt resulted in increases in other expense of $0.5 million and benefit for income taxes of $0.2 million for 2002, and an increase in other expense of $8.4 million and provision for income taxes of $2.9 million in 2001.

        We have realigned our business segments effective January 1, 2003 and now report results in three segments: Outdoor Products, Industrial and Power Equipment and Lawnmower.

        On December 7, 2001, we sold SEG to ATK. SEG was comprised of the then wholly-owned subsidiaries of Federal Cartridge Company, Estate Cartridge, Inc., Simmons Outdoor Corporation and Ammunition Accessories, Inc. As a result of the sale, the results of operations for SEG prior to the sale were reclassified to discontinued operations as presented in the Consolidated Statements of Income (Loss).

        Effective January 1, 2003, we adopted SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement addresses, among several other items, the reporting of debt extinguishments. As a result of the adoption of SFAS No. 145, the we have reclassified prior years' extraordinary items attributable to debt extinguishment to other income (expense) in this and all subsequent reports.

        Effective January 1, 2003, the our method of accounting for initial recognition and measurement of guarantees changed as a result of the adoption of FASB Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The interpretation expands on the accounting guidance of FASB Statements No. 5, 57 and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which was superseded by FIN 45. Under the provisions of FIN 45, at the time a guarantee is issued, we will recognize an initial liability for the fair value or market value of the obligation it assumes. The adoption of FIN 45 has not had a material impact on the 2003 financial statements.

Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for the allowance for doubtful accounts, inventory obsolescence, long-lived assets, product warranty expenses, casualty insurance costs, product liabilities and related expenses, other legal proceedings, employee benefit plans, income taxes, discontinued operations and contingencies. It is reasonably possible that actual results could differ significantly from those estimates and significant changes to estimates could occur in the near term.

Cash and Cash Equivalents:

        We consider all highly liquid temporary cash investments that are readily convertible to known amounts of cash and present minimal risk of changes in value because of changes in interest rates to be cash equivalents.

Inventories:

        Inventories are valued at the lower of cost or market. We determine the cost of most raw materials, work in process, and finished goods inventories by the first in, first out ("FIFO") or average cost method. We write down our inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Property, Plant and Equipment:

        These assets are stated at cost and are depreciated principally on the straight-line method over the estimated useful lives of the individual assets. The principal ranges of estimated useful lives for depreciation purposes are as follows: buildings and improvements—5 years to 45 years; machinery and equipment—3 years to 10 years; furniture, fixtures and office equipment—3 years to 10 years; and transportation equipment—3 years to 15 years. Gains or losses on disposal are reflected in income. Property, plant and equipment held under leases, which are essentially installment purchases, are capitalized with the related obligations stated at the principal portion of future lease payments. Depreciation charged to continuing operations' costs and expenses was $13.4 million, $13.7 million, and $14.4 million in 2003, 2002 and 2001 respectively.

        Interest cost incurred during the period of construction of plant and equipment is capitalized. No material amounts of interest were capitalized on plant and equipment during the three years ended December 31, 2003.

Goodwill:

        Prior to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," we amortized certain intangible assets on a straight-line basis over the expected useful lives of the underlying assets, generally 40 years. We adopted the provisions of SFAS No. 142, effective January 1, 2002, and under this new standard we no longer amortize goodwill. Accumulated amortization was $34.7 million as of December 31, 2001 and the effect of adopting SFAS No. 142 reduced amortization expense by $3.1 million annually.

        Under the provisions of SFAS No. 142, we perform the annual review for impairment at the reporting unit level. The tests are performed by determining the fair values of the reporting units using a discounted cash flow model and comparing those fair values to the carrying values of the reporting units, including goodwill. If the fair value of a reporting unit is less than its carrying value, we then allocate the fair value of the unit to all the assets and liabilities of that unit; this includes any unrecognized intangible assets, as if the reporting unit's fair value was the price to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Events or changes in circumstances may occur that could create underperformance relative to projected future cash flows which would create further future impairments.

Impaired Assets:

        We evaluate the carrying value of long-lived assets to be held and used, including definite lived intangible assets, when events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from such asset are separately identifiable and are less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds fair value of the long-lived asset. Fair value is determined primarily using the projected cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for disposal costs.

Insurance Accruals:

        It is our policy to retain a portion of expected losses related to general and product liability, workers' compensation and vehicle liability losses through retentions or deductibles under its insurance programs. Provisions for losses expected under these programs are recorded based on estimates of the undiscounted aggregate liabilities for claims incurred.

Foreign Currency:

        For foreign subsidiaries whose operations are principally conducted in U.S. dollars, monetary assets and liabilities are translated into U.S. dollars at the current exchange rate, while other assets (principally property, plant and equipment and inventories) and related costs and expenses are generally translated at historic exchange rates. Sales and other costs and expenses are translated at the average exchange rate for the period and the resulting foreign exchange adjustments are recognized in income. Assets and liabilities of the remaining foreign operations are translated to U.S. dollars at the current exchange rate and their statements of income are translated at the average exchange rate for the period. Gains and losses resulting from translation of the financial statements of these operations are reflected as "other comprehensive income" in stockholders' equity (deficit). The amount of income taxes allocated to this translation adjustment is not significant. Foreign exchange adjustments to pretax income were not material in 2003, 2002 and 2001.

Derivative Financial Instruments:

        We have adopted SFAS 133, as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities". This adoption has not had a material impact on the results of operations. As of December 31, 2003, we did not have any material derivative contracts outstanding.

Deferred Financing Costs:

        We capitalize costs incurred in connection with borrowings or establishment of credit facilities. These costs are amortized as an adjustment to interest expense over the life of the borrowing or life of the credit facilities using the interest method. In the case of an early debt repayment we will adjust the value of corresponding deferred assets.

Revenue Recognition:

        Our policy is to recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the customer is fixed or determinable, and collectibility is reasonably assured, which has historically been upon the date of shipment of product. There are an insignificant amount of shipments with FOB destination terms. Given the short transit time and insignificant number and amount of such FOB destination shipments, the impact of these sales on our results has been immaterial.

Shipping and Handling costs:

        We incur expenses for the delivery of incoming goods and services and the shipment of goods to customers. These expenses are recognized in the period in which they occur and are classified as gross revenues if billed and cost of goods sold if incurred by us in accordance with the Emerging Issues Task Force's Issue (EITF) 00-10, "Accounting for Shipping and Handling Fees and Costs".

Sales Incentives:

        We provide various sales incentives to customers in the form of coupons, rebates, discounts, free product, and advertising allowances. The cost of such expenses is recorded at the time of sale and revenue recognition and recorded as a reduction to revenue, with the exception of free product recorded as cost of sales, in accordance with EITF 01-9. "Accounting for Consideration Given by a Vendor to a Customer".

Advertising:

        Advertising costs are expensed as incurred except for cooperative advertising, which is accrued over the period the revenues are recognized, and sales materials, such as brochures and catalogs, which are accounted for as prepaid supplies and expensed over the period used. Advertising costs from continuing operations were $7.4 million, $6.7 million, and $7.0 million for 2003, 2002, and 2001 respectively.

Research and Development:

        Expenditures for research and development are expensed as incurred. These costs from continuing operations were $2.9 million, $3.0 million, and $2.5 million for 2003, 2002, and 2001 respectively.

Warranty:

        We offer certain warranties with the sale of our products. The warranty obligation is recorded as a liability on the balance sheet and is estimated through historical customer claims, supplier performance, and new product performance. Should a change in trend occur in customer claims or supplier and new product performance, an increase or decrease in the warranty liability may be necessary.

Product Liability:

        We monitor claims that relate to the malfunction or defects of our products that may result in an injury to the equipment operator or others. We record an accrual for our uninsured obligation based on estimates as claims are incurred and evaluated. The accrual may increase or decrease as additional information regarding claims is developed.

Stock-Based Compensation:

        As permitted by SFAS No. 123 "Accounting for Stock-Based Compensation," We continue to apply intrinsic value accounting for our stock option plans. Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock. We have adopted disclosure-only provisions of SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure-an Amendment of FASB Statement No. 123". We elected to recognize compensation expense based upon the fair value at the grant dates for awards under these plans, the our net earnings (loss) and net earnings (loss) per share would have been as follows:

	Year Ended December 31,
(Dollars in millions, except per share amounts)
	2003	2002	2001
Net income (loss), as reported	$(33.7)	$(5.7)	$(43.6)
Add: stock-based employee compensation cost, Net of tax, included in the net loss	0.1
Deduct: total stock-based employee compensation cost, net of tax, that would have been included in net income (loss) under fair value method	(1.1)	(1.2)	(0.7)

Pro forma Net Income (Loss)	$(34.7)	$(6.9)	$(44.3)

Basic earnings (loss) per share as reported	$(1.09)	$(0.19)	$(1.42)
Pro forma	(1.12)	(0.22)	(1.44)
Diluted earnings (loss) per share as reported	$(1.09)	$(0.19)	$(1.42)
Pro forma	(1.12)	(0.22)	(1.44)

Restructuring Expense:

        During the first quarter of 2001, we incurred a restructuring charge of $16.2 million related to the closure of a manufacturing facility in Zebulon, North Carolina, the modification of certain employee benefit plans and a reduction in headcount and expenses principally at the corporate headquarters. The manufacturing facility closure directly impacted 39 hourly employees and three salaried employees, and the corporate action impacted five employees.

        In the first quarter of 2002, we incurred a restructuring charge related to the closure and relocation of our headquarters from Montgomery, Alabama to Portland, Oregon. An initial charge of $5.6 million was recorded and we incurred an additional $0.7 million in transition expenses during the year. The reserve was subsequently adjusted to reflect a revision of estimates. Eighteen corporate employees were impacted by this restructuring action.

        In the fourth quarter of 2002, we recorded a $1.4 million charge related to the closure of a portion of a facility and relocation of that equipment between our plants within the Outdoor Products segment. In the first quarter of 2003 an additional charge of $0.2 million for this relocation project was incurred for severance expense affecting 19 hourly employees and 4 salaried employees.

        The following table outlines the classification of the original expenses, the subsequent charge against the restructuring liability and adjustment to the liability for each of these three restructuring actions.

	Restructuring Actions
	Plant Closure/ Headcount reduction/ Benefit Modification Q1/2001	Corporate Office Relocation Q1/2002	Asset Relocation Q4/2002
Severance
Corporate employees	$8.0	$5.6
Manufacturing facility	0.5
Benefits	4.0
Facility closure	0.2		$1.4
Professional fees	1.4
All other	2.1

Total original expense	$16.2	$5.6	$1.4

Charges against liability
2001	$13.1
2002	2.0	$4.7
2003	0.6	0.4	$1.1
Increase (reduction) to liability
2001
2002		(0.5)
2003	(0.1)	0.1

Balance at December 31, 2003	$0.4	$0.1	$0.3

Income Taxes:

        We account for income taxes under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Reclassifications:

        Certain reclassifications have been made to prior year balances in order to conform to the current year presentation. Such reclassifications had no impact on net loss or net stockholders' equity.

NOTE 2—INCOME TAXES

        Income (loss) from continuing operations before provision (benefit) for income taxes was as follows:

	Year Ended December 31,
(Dollar amounts in millions)
	2003	2002	2001
Income (loss) from continuing operations before income taxes:
Domestic	$(13.5)	$(29.2)	$(77.2)
Foreign	24.7	19.9	18.3

Total income (loss) from continuing operations before income taxes:	$11.2	$(9.3)	$(58.9)

        The provision (benefit) for income taxes attributable to income (loss) from continuing operations is as follows:

	Year Ended December 31,
(Dollar amounts in millions)
	2003	2002	2001
Current:
Federal	$(27.4)	$(13.3)	$(27.6)
State	0.1	1.0	(0.4)
Foreign	14.3	6.5	6.4
Deferred:
Federal	58.7	1.3	1.3
State	(3.0)	0.1	(0.3)
Foreign	2.2	(0.1)	(0.7)

Provision (benefit) for taxes	$44.9	$(4.5)	$(21.3)

        With the January 1, 2003, adoption of SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," we have restated income (loss) before tax provision (benefit) for the years ended December 31, 2002 and 2001. The effect was to increase the losses before tax by $0.5 million and $8.4 million respectively for 2002 and 2001, and to increase the benefit for tax by $0.2 million in 2002 and $2.9 million in 2001.

        In the year ended December 31, 2003 there were no other tax provisions included in the financial statements. In the year ended December 31, 2002, we also recorded an income tax benefit of $8.7 million for the recognition of a minimum pension liability adjustment that was recorded as other comprehensive income, and a $0.6 million benefit related to discontinued operations. In the year ended December 31, 2001 there was no tax expense or benefit for a minimum pension liability recorded, $2.3 million provision for income from discontinued operations and $16.2 million provision for the gain on sale of our Sporting Equipment segment.

        A reconciliation of the provision (benefit) for income taxes to the amount computed by applying the statutory federal income tax rate to income (loss) from continuing operations before income taxes is as follows:

	% of income (loss) before tax
	2003	2002	2001
Statutory tax rate	35.0	(35.0)	(35.0)
Impact of earnings of foreign operations	12.3	(8.5)	(1.1)
Resolution of Canadian Competent Authority issues	(13.7)
Reduction of previously accrued foreign taxes	(21.3)
State income taxes, net of federal tax benefit	(26.2)	9.5	0.1
Permanent differences	3.6	1.3	1.4
Contingency	(23.2)	(15.7)	(1.6)

Effective income tax rate before valuation allowance	(33.5)	(48.4)	(36.2)
Valuation Allowance	434.2

Effective Income Tax rate after Valuation Allowance	400.7	(48.4)	(36.2)

        Our effective tax rate increased to 400.7% in 2003 from a benefit rate of 48.4% in 2002. This change in the effective rate was caused primarily by the creation of a valuation allowance to reduce the deferred tax assets, the beneficial impact of activities associated with foreign operations and an adjustment to the tax contingency.

        Our effective income tax rate increased in 2002 to 48.4% from 36.2% in 2001. The favorable effect of foreign income tax rates as compared to the United States statutory rate increased, as our overall pre-tax loss declined substantially. Additionally, an adjustment to the tax contingency increased the overall rate.

        The components of deferred income tax assets (liabilities) applicable to temporary and permanent differences at December 31, 2003 and 2002 are as follows:

(Dollar amounts in millions)	2003	2002
Deferred tax assets:
Property, Plant and Equipment basis differences	$(11.1)	$(9.4)
Employee benefits	30.4	31.4
Other accrued expenses	13.0	14.5
Net Operating loss and capital loss carryforwards	13.8	17.9
Other-net	2.5	(14.1)

Sub-total before valuation allowance	48.6	40.3

Less valuation allowance	$(48.6)

Net deferred tax assets		$40.3

Deferred tax liabilities:
Foreign—net	$(2.8)

Net deferred tax liabilities	$(2.8)

        The net deferred income tax asset as of December 31, 2002 was recorded in our balance sheet as a current asset of $30.5 million with a remaining $9.8 million included in other long term assets.

        In the third quarter of 2003, we recorded a valuation allowance against our deferred tax assets in the United States. The deferred tax assets are comprised principally of domestic net operating losses generated during 2001 and 2003, state net operating losses generated from 1998 forward, a domestic capital loss carryforward from 2001 and other expenses not currently deductible for tax. Subsequent to the third quarter, additional deferred tax assets and valuation allowances were recorded for net operating losses and other expenses not currently deductible for tax. The total deferred tax asset as of December 31, 2003, before this valuation allowance, was recorded in our balance sheet as a current asset of $24.9 million, and a remaining $23.7 million included in other long term assets. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income before these items expire. Although we anticipate future sustained profitability, SFAS No. 109 requires that recent historical operating losses must weigh heavily in assessing the realizability of deferred tax assets.

        As of December 31, 2003, we have approximately $21.6 million in federal income taxes receivable relating to domestic net operating loss carrybacks and income tax refund claims associated with the Competent Authority process between the United States of America and Canada for the years 1994 through 1999. This is included on the Consolidated Balance Sheets in other current assets.

        As of December 31, 2003, we have domestic net operating loss carryforwards of $28.4 million and state net operating loss carryforwards of $72.5 million that expire at various dates from 2008 through 2023. Additionally, the Company has a domestic capital loss carryforward for $0.5 million that expires in 2007.

        United States income taxes have not been provided on undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings and repatriate the earnings only when it is tax efficient to do so. As of December 31, 2003, undistributed earnings of international subsidiaries were $64.5 million.

        We have settled our issues with the Internal Revenue Service through the 1998 fiscal year with no material adverse effect. The periods from fiscal 1999 through 2002 are still open for review. As of December 31, 2003, Revenue Canada has initiated an examination of tax years 2000, 2001 and 2002. The United States of America and Canadian Competent Authority are in the process of resolving transfer pricing issues for years that include 1994 through 1999.

NOTE 3—DEBT AND FINANCING AGREEMENTS

        Long-term debt at December 31, 2003 and 2002, consists of the following:

(Dollar amounts in millions)	December 31, 2003	December 31, 2002
13% Senior subordinated notes	$323.2	$325.0
7% Senior notes	149.7	149.4
Term loans	115.5	134.4
Revolving credit facility
12% preferred equivalent security	22.1	18.7

Total Debt	610.5	627.5
Less current maturities	(6.6)	(3.4)

Total long-term debt	$603.9	$624.1

Maturities of long-term debt:
(Dollar amounts in millions)	Payments
2004	$6.6
2005	160.4
2006	14.5
2007	15.7
2008 and beyond	413.3

Total	$610.5

        Included in the debt payable in 2008 and beyond is a balance of $22.1 million at December 31, 2003 representing a 12% convertible preferred equivalent security dated March 2, 2001 and due on March 2, 2013. The balance as of December 31, 2002 was $18.7 million. Interest in the first five years is payable in "PIKs", or payments-in-kind.

        As of December 31, 2003 the Company did not have any material capital leases.

        In June 1998, Blount issued senior notes ("the 7% senior notes") with a stated interest rate of 7% in the principal amount of $150 million maturing on June 15, 2005. The senior notes are fully and unconditionally guaranteed by Blount International Inc. Approximately $8.3 million, reflecting the price discount and the cost to extinguish an interest rate contract accounted for as a hedge of future interest on the debt, is being amortized to expense over the life of the senior notes. The senior notes are redeemable at a premium, in whole or in part, at our option at any time. The debt indenture contains restrictions on secured debt, sale and lease-back transactions, and the consolidation, merger and sale of assets.

        In August 1999, Blount issued senior subordinated notes ("the senior subordinated notes") with an interest rate of 13% in the principal amount of $325 million. The senior subordinated notes provided for a premium for the redemption of an aggregate of 35% of the senior subordinated notes until August 1, 2002, and for redemption at a premium of all or part of the senior subordinated notes after August 1, 2004 until August 1, 2007, when the senior subordinated notes are redeemable at par. In connection with the $325 million senior subordinated notes, the Company filed a registration statement on Form S-4 on July 15, 1999. Blount, Inc. also entered into a credit facility with an aggregate principal amount of $500.0 million, comprised of a $60.0 million Tranche A Term Loan, a $340.0 million Tranche B Term Loan, and a $100.0 million revolving credit facility. On December 7, 2001, the Company amended the credit agreement to incorporate the impact of the sale of SEG to ATK. The amendment addressed, among other things, the repayment of a portion of the outstanding debt with the net proceeds from the SEG sale, revisions to the consolidated leverage and interest coverage ratios, a reduction in the revolving credit facility to $75 million, and certain prepayment and amendment fees. The agreement also cured any event of default under the credit agreement that had been communicated to the lenders on October 30, 2001. On May 15, 2003 the Company entered into a new credit facility in the amount of $190.0 million to extinguish the previous senior credit facility including the revolving credit facility. The Company utilized $149.9 million of the new facility, including $31.9 million on the revolver to repay the previous credit facility of $133.5, pay $7.7 million towards fees and expenses for the loan agent and others, and provide $7.7 million cash to temporarily collateralize outstanding letters of credit. Prior to the end of the second quarter of 2003, the Company paid off the revolver balance in full by, among other sources, using the $25.0 million returned to the Company that was previously held in escrow as part of the sale of the Company's Sporting Equipment segment in 2001.

        The new credit facility consists of a $67.0 million revolving credit facility (none outstanding as of December 31, 2003), a Term A loan of up to $32.0 million ($29.9 million outstanding as of December 31, 2003), a Term B loan of up $85.0 million ($80.0 million outstanding as of December 31, 2003) and a Canadian Term loan of up to $6.0 million ($5.6 million oustanding as of December 31, 2003). The term of the credit facility is for five years with scheduled quarterly repayments as follows: the Term A loan requires quarterly repayments of $1.1 million through April 1, 2004 and then increasing to $1.7 million per quarter beginning July 1, 2004 through the last payment on May 14, 2008; Term B requires quarterly payments of $1.3 million beginning July 1, 2005 through April 1, 2006 and then increasing to $1.9 million per quarter beginning July 1, 2006 through January 1, 2008, with a final payment of $66.9 million due on May 14, 2008; and the Canadian Term loan requires quarterly payments of $197,368 through April 1, 2004 and then increasing to $325,657 per quarter on July 1, 2004 through January 1, 2008, with a final payment of $325,657 due on May 14, 2008.

        The term loans can be repaid at anytime but are subject to a prepayment premium during the initial two years of the credit agreement. There can also be additional mandatory repayment amounts related to the sale of Company assets under certain circumstances and upon the Company's annual generation of excess cash flow as determined by the credit agreement. The credit facility provides for term loan interest rate margins to vary based on the Company's leverage ratio. The leverage ratio is defined as the ratio of total outstanding debt to earnings before interest, taxes, depreciation and amortization (EBITDA) utilizing a choice of formulas as described in the credit agreement. Interest rates also change based upon changes in LIBOR and/or prime rates. The amount available on the revolving credit facility is determined semi-monthly from the Company's outstanding accounts receivable and inventory levels, less outstanding letters of credit and a minimum availability threshold.

As of December 31, 2003 the Company had the ability to borrow $43.8 million under the terms of the revolving credit agreement.

        Blount International and all of the Blount's domestic subsidiaries guarantee Blount obligations under the debt issued to finance the merger and recapitalization of August 19, 1999 and the new credit facility of May 15, 2003. In addition, Blount has pledged 65% of the stock of its non-domestic subsidiaries as further collateral. Blount's obligations and its domestic subsidiaries' guarantee obligations under the new credit facility are collateralized by a first priority security interest in substantially all of their respective assets. Blount International guarantee obligations in respect of the new credit facility are collateralized by a pledge of all of Blount capital stock. The 7.0% senior notes share in pari passu and ratably in the first priority interest in certain of the collateral securing the new credit facility.

        The new credit facility contains covenants relating to indebtedness, liens, mergers, consolidations, disposals of property, payment of dividends, capital expenditures, investments, optional payments and modifications of agreements, transactions with affiliates, sales and leasebacks, changes in fiscal periods, negative pledges, subsidiary distributions, lines of business, hedge agreements and activities of Blount International its declarations and requires us to maintain certain minimum Adjusted EBITDA levels and fixed coverage ratios.

        On March 2, 2001, an affiliate of Lehman Brothers Merchant Banking Partners, our principal shareholder, invested $20 million in the form of a preferred equivalent security, together with warrants to acquire 1,000,000 shares of Blount International common stock (or approximately 3% of Blount International) that are exercisable immediately at a price of $0.01 a share. The security has a 12% annual interest rate that is compounded annually and is paid in payments-in-kind (International) for the first five years of the term. The security can be converted into convertible preferred stock at the option of the holder as a result of Blount International's stockholders passing an amendment in 2001 to the Certificate of Incorporation authorizing the issuance of preferred stock. We recorded the fair value of the warrants at $7.0 million as a credit to additional paid-in capital and a debt discount to the $20 million security. The debt portion of this security at December 31, 2003, is $22.1 million and increased during 2003 through accretion of the discount and the accrual of interest.

        During 2001, we would not have been in compliance with certain of our debt covenants except for the fact that, in connection with the sale of SEG, we and our lenders amended the covenants as of and for the year ended December 31, 2001. We have been in compliance with all debt covenants throughout 2003. While there can be no assurance, management believes we will comply with all debt covenants during 2004. Should we not comply with the covenants during 2004 additional significant actions will be required. These actions may include, among others, attempting to re-negotiate its debt facilities, sales of assets, additional restructurings and reductions in capital expenditures.

        There were no short-term borrowings as of December 31, 2003 and 2002.

NOTE 4—GOODWILL AND OTHER INTANGIBLE ASSETS

        We adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. The provisions of SFAS No. 142 prohibit the amortization of goodwill and indefinite-lived intangible assets, require that goodwill and indefinite-lived intangible assets be tested at least annually for impairment, require reporting units to be identified for the purpose of assessing potential future impairments of goodwill, and remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

        In connection with the adoption of SFAS No. 142, during the second quarter 2002, we performed the transitional impairment test on its goodwill as required upon adoption of this Statement, and determined that no impairment of goodwill existed as of January 1, 2002. We completed our annual testing of goodwill for impairment in the fourth quarter 2003 and determined that no impairment existed as of December 31, 2003. We plan to continue our annual testing of goodwill and indefinite-lived intangible assets for impairment in the fourth quarter of each year, unless events warrant more frequent testing.

        As of January 1, 2002, our goodwill balance of $76.9 million was comprised of $48.8 million related to the Outdoor Products segment and $28.1 million related to the Industrial and Power Equipment segment. There were no intangible assets reclassified into goodwill at January 1, 2002, nor were there any adjustments to the goodwill balance during 2002.

        As a result of the non-amortization provisions of SFAS No. 142, we will no longer record approximately $3 million of annual amortization relating to goodwill and indefinite-lived intangibles.

        The following table presents prior year earnings and earnings per share as if the non-amortization provisions of SFAS No. 142 had been applied in the prior year.

	Year Ended December 31,
(Dollar amounts in millions)
	2003	2002	2001
Reported net income (loss) from continuing operations	$(33.7)	$(4.8)	$(37.6)
Add back goodwill amortization, net of tax			3.1

Adjusted net earnings (loss)	$(33.7)	$(4.8)	$(34.5)

Basic earnings income (loss) per share from continuing operations	$(1.09)	$(0.16)	$(1.22)
Add back goodwill amortization, net of tax			0.10

Adjusted net earnings (loss) per share	$(1.09)	$(0.16)	$(1.12)

Diluted earnings income (loss) per share from continuing operations	$(1.09)	$(0.16)	$(1.22)
Add back goodwill amortization, net of tax			0.10

Adjusted net earnings (loss) per share	$(1.09)	$(0.16)	$(1.12)

        Upon adoption of SFAS 142, the gross carrying value of indefinite-lived intangible assets excluding goodwill was $0.9 million and was fully amortized.

NOTE 5—ACQUISITIONS AND DISPOSALS

        We have accounted for acquisitions by the purchase method, and the net assets and results of operations of the acquired companies have been included in our consolidated financial statements since the date of acquisition. Through December 31, 2001, the excess of the purchase price over the fair value of the net assets acquired was being amortized on a straight-line basis over a period of between 5 and 40 years. Effective January 1, 2002, we adopted SFAS 142 and we no longer amortize this difference.

        On December 7, 2001, we sold SEG to ATK. See Note 1 of The Notes to the Consolidated Financial statements for transaction details.

NOTE 6—CAPITAL STOCK, STOCK OPTIONS AND EARNINGS PER SHARE DATA

        We have authorized 100 million shares of common stock.

        The number of shares used in the denominators of the basic and diluted earnings (loss) per share computations were as follows (in thousands):

	Year Ended December 31,
	2003	2002	2001
Shares for basic earnings (loss) per share computation—weighted average common shares outstanding	30,809	30,796	30,796

Dilutive effect of stock options
Shares for diluted earnings (loss) per shares outstanding	30,809	30,796	30,796

        No adjustment was required to reported amounts for inclusion in the numerators of the share computations. We have excluded our stock option plan, as well as the warrants held by an affiliate of our controlling shareholder for the computation of diluted EPS because to include would be anti-dilutive for the years ended December 31, 2003, 2002 and 2001.

        During 1999 and 2000, Blount International's Board of Directors adopted new stock option plans under which options, either incentive stock options or non-qualified stock options, to purchase Blount International's common stock may be granted to employees, directors, and other persons who perform services for us. The number of shares which may be issued under these plans may not exceed 5,875,000 shares. The option price per share for incentive stock options may not be less than 100% of fair value, generally calculated as the average closing sale price for ten consecutive trading days ended on the trading day immediately prior to the date of grant. The option price for each grant of a non-qualified stock option shall be established on the date of grant and may be less than the fair market value of one share of common stock on the date of grant. In 2001, options were granted to purchase 634,700 shares at an average price of $4.96 per share. In 2002, options were granted to purchase 1,571,145 shares at an average price of $3.60 per share. In 2003, options were granted to purchase 665,000 shares at an average price of $5.01 per share. As of December 31, 2003, 2002, and 2001, there were options for 1,786,253 shares, 2,414,187 shares, and 3,733,500 shares available for grant.

        A summary of the status of our fixed stock option plans as of December 31, 2003, 2002, and 2001, and the changes during the periods ending on those dates are presented in the following table:

	Year Ended December 31,
	2003		2002		2001
	Shares (in 000's)	Weighted Average Exercise Price	Shares (in 000's)	Weighted Average Exercise Price	Shares (in 000's)	Weighted Average Exercise Price
Outstanding at beginning of period	3,461	$8.17	2,141	$12.30	2,271	$14.82
Granted	665	5.01	1,571	3.60	635	4.96
Exercised	(32)	3.54
Forfeited	(37)	10.19	(251)	14.82	(765)	13.67
Canceled

Outstanding at end of period	4,057	$7.67	3,461	$8.17	2,141	$12.30

Options exercisable end of period	2,231		1,587		829

        Options outstanding at December 31, 2003, have an average exercise price of $7.67 per share, vest over periods to six years and have a remaining contractual life of approximately 7.2 years.

        For purposes of computing the pro forma amounts in Note 1, the Black-Scholes option-pricing model was used with the following weighted-average assumptions:

	Year Ended December 31,
	2003	2002	2001
Estimated lives of plan options	5 years	5 years	5 years
Risk-free interest rates	3.3%	3.4%	4.8%
Expected volatility	38.0%	36.0%	37.0%
Dividend yield	0.0%	0.0%	0.0%

        The weighted average estimated fair value of options granted during 2003, 2002, and 2001 was $2.06, $1.34, and $2.01 respectively.

        On March 2, 2001, an affiliate of Lehman Brothers Merchant Banking Partners invested $20 million in Blount International in the form of a mezzanine security, which is convertible into preferred stock in turn convertible into common stock, together with warrants to acquire 1,000,000 shares of Blount International common stock that are exercisable immediately at $0.01 a share.

NOTE 7—PENSION AND POST-RETIREMENT BENEFIT PLANS

        The changes in benefit obligations, changes in plan assets and funded status of our defined benefit pension plans and other post-retirement medical and life benefit plans for the periods ended December 31, 2003 and 2002, were as follows:

	Pension Benefits		Other Post-retirement Benefits
	2003	2002	2003	2002
FUNDED PLANS (Dollar amounts in millions)
Change in Benefit Obligation:
Benefit obligation at beginning of period	$(122.5)	$(105.8)	$(3.1)	$(3.9)
Service cost	(4.6)	(3.8)
Interest cost	(8.0)	(7.5)	(0.2)	(0.2)
Plan participants' contributions			(0.1)	(0.1)
Actuarial gains (losses)	(14.7)	(5.7)		0.6
Benefits and plan expenses paid	5.8	5.2	0.4	0.5
Plan Amendment		(4.9)

Benefit obligation at end of period	(144.0)	(122.5)	(3.0)	(3.1)

Change in Plan Assets:
Fair value of plan assets at beginning of period	$69.7	$84.5	$1.1	$1.6
Actual return on plan assets	16.9	(10.2)	0.1	(0.2)
Company contributions	5.6	1.0
Plan participants' contributions			0.1	0.1
Benefits and plan expenses paid	(5.8)	(5.2)	(0.4)	(0.4)
Settlements		(0.4)

Fair value of plan assets at end of period	86.4	69.7	0.9	1.1

Funded status	(57.6)	(52.9)	(2.1)	(2.0)
Unrecognized actuarial (gains) losses	42.9	40.3	1.7	1.8
Unrecognized prior service cost	4.1	4.5

Net amount recognized	$(10.6)	$(8.1)	$(0.4)	$(0.2)

Net amount recognized:
Prepaid benefits	$4.8	$3.3
Accrued benefits	(39.0)	(38.1)	$(0.4)	$(0.2)
Accumulated other comprehensive income	19.5	22.2
Intangible asset	4.1	4.5

Net amount recognized	$(10.6)	$(8.1)	$(0.4)	$(0.2)

	Pension Benefits		Other Post-retirement Benefits
	2003	2002	2003	2002
OTHER PLANS (Dollar amounts in millions)
Change in Benefit Obligation:
Benefit obligation at beginning of period	$(6.5)	$(8.9)	$(26.9)	$(21.9)
Service cost	(0.1)	(0.2)	(0.4)	(0.3)
Interest cost	(0.4)	(0.7)	(1.8)	(1.7)
Plan participants' contributions			(1.3)	(0.5)
Actuarial gains (losses)	(0.3)	(1.4)	(4.5)	(3.8)
Benefits and plan expenses paid	0.6	0.6	3.4	1.3
Curtailment/settlement		4.1

Benefit obligation at end of period	(6.7)	(6.5)	(31.5)	(26.9)
Unrecognized actuarial (gains) losses	1.3	1.0	13.8	10.0
Unrecognized prior service cost	(0.1)	(0.1)		0.1

Net amount recognized	$(5.5)	$(5.6)	$(17.7)	$(16.8)

Net amount recognized:
Accrued benefits	$(6.4)	$(6.4)	$(17.7)	$(16.8)
Accumulated other comprehensive income	0.8	0.7
Intangible asset	0.1	0.1

Net amount recognized	$(5.5)	$(5.6)	$(17.7)	$(16.8)

        The accumulated pension benefit obligation of supplemental non-qualified defined benefit pension plans was $6.4 million and $6.3 million at December 31, 2003 and 2002, respectively. Two rabbi trusts, whose assets are not included in the table above, have been established to fund part of these non-qualified benefits.

        These two rabbi trusts require the funding of certain executive benefits upon a change in control or threatened change in control, such as the merger and recapitalization described in Note 1 of the Notes to Consolidated Financial Statements. At December 31, 2003 and 2002, approximately $4.6 million and $5.6 million, respectively, were held in these trusts and is included in other assets in the Consolidated Balance Sheets.

        The curtailment and settlement amounts for 2002 related to the payment of obligations to certain of our current and former executives during 2002.

        Primarily due to a decline in the market value of assets held in our defined benefit pension plan, we were required to record a minimum pension liability adjustment in 2002. The amount recorded to equity as other comprehensive income net of taxes for the tax year ended December 31, 2002 was $14.2 million. For the year ended December 31, 2003 the minimum pension liability adjustment resulted in an increase of $2.5 million to equity as other comprehensive income.

        The components of net periodic benefit cost and the weighted average assumptions used in accounting for pension and other post-retirement benefits follow:

	Pension Benefits Year Ended December 31,			Other Post-Retirement Benefits Year Ended December 31,
(Dollar amounts in millions)
	2003	2002	2001	2003	2002	2001
Components of net periodic benefit cost:
Service cost	$4.7	$4.1	$6.7	$0.4	$0.3	$0.5
Interest cost	8.4	8.1	11.1	2.0	1.9	2.1
Expected return on plan assets	(6.4)	(7.2)	(11.6)	(0.1)	(0.1)	(0.1)
Amortization of actuarial (gains) losses	2.3	0.5	0.4	0.9	0.5	0.4
Amortization of transition asset		(0.1)	(0.1)
Amortization of prior service cost	0.4	1.3	1.0
Curtailment/settlement (gain) loss		2.4	(0.1)

Total net periodic benefit cost	$9.4	$9.1	$7.4	$3.2	$2.6	$2.9

Weighted average assumptions:
Discount rate	6.1%	6.5%	7.2%	6.0%	6.5%	7.2%
Expected return on plan assets	8.9%	8.9%	8.9%	9.0%	9.0%	9.0%
Rate of compensation increase	3.4%	3.6%	3.6%

        Our domestic defined benefit pension plan is included in the preceding tables. As of December 31, 2003 the asset value of this plan was $61.6 million. Also included in the preceding tables is $0.9 million in assets related to a post-retirement medical plan related to a certain discontinued business. The expected long-term rate of return on these assets was chosen from the range of likely results of compound average annual returns over a twenty year time horizon based on the plan's current investment policy. The expected return and volatility for each asset class was based on historical equity, bond and cash returns during the period 1926 to 2002. While this approach gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Based on this analysis, the expected long-term return assumption for our domestic funded pension plan and the post retirement medical plan will remain at 9.0%.

        We maintain target allocation percentages among various asset classes based on an investment policy established for the domestic pension plan and the post-retirement medical plan. The target allocation is designed to achieve long term objectives of return, while mitigating against downside risk and considering expected cash flows. The current weighted-average target asset allocation for the domestic pension plan and the post retirement plan is as follows: equity securities 60%, debt securities 35%, real estate 0% and other 5%.

        We expect to contribute approximately $14 million to its domestic pension plan in 2004. We do not expect to make any contributions to the post retirement medical plan during 2004.

        A 10.0% annual rate of increase in the cost of health care benefits was assumed for 2003; the rate was assumed to decrease 2.0% per year until 5.0% is reached. A 1% change in assumed health care cost trend rates would have the following effects:

(Dollar amounts in millions)	1% Increase	1% Decrease
Effect on service and interest cost components	$0.3	$(0.2)
Effect on other post-retirement benefit obligations	3.4	(2.8)

        We sponsor a defined contribution 401(k) plan and matches a portion of employee contributions. The expense for the match was $2.4 million, $2.4 million and $4.6 million in 2003, 2002 and 2001.

NOTE 8—COMMITMENTS AND CONTINGENT LIABILITIES

        We lease office space and equipment under operating leases expiring in one to eight years. Most leases include renewal options and some contain purchase options and escalation clauses. Future minimum rental commitments required under operating leases having initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003, are as follows (in millions): 2004 - $2.1; 2005 - $1.4; 2006 - $0.7; 2007 - $0.4; 2008 - $0.2; 2009 and beyond - $0.1. Rentals charged to continuing operations costs and expenses under cancelable and non-cancelable lease arrangements were $2.3 million, $2.5 million and $2.7 million for 2003, 2002 and 2001, respectively. In addition, in 2003 the Company also signed a letter of intent on a parcel of land in The People's Republic of China for an amount of $1.0 million.

        Certain customers of our Industrial Power Equipment and Lawnmower segments finance their purchases through third party finance companies. Under the terms of these financing arrangements, we may be required to repurchase certain equipment from the finance companies. The aggregate repurchase amount included in the agreements outstanding as of both December 31, 2003 and 2002 is $4.0 million. These arrangements have not had a material adverse effect on our operating results in the past. Our do not expect to incur any material charges related to these agreements in future periods, since any repurchased equipment will likely be resold for approximately the same value.

        We provide guarantees and other commercial commitments summarized in the following table (in millions):

Total at December 31, 2003
Product Warranty	$4.1
Letters of Credit Outstanding	7.9
Third Party Financing Projections(1)	4.0
Accounts Receivable Securitization(2)	0.4

Total	$16.4

(1)
Applicable to the third party financing agreements for customer equipment purchases of Dixon lawnmowers and FIED equipment.

(2)
Included the guarantees of certain accounts receivable of Dixon's receivable to a third party financing company.

        In addition to these amounts, Blount International also guarantees certain debt of its subsidiaries (see Note 11 to the Consolidated Financial Statements).

        Product warranty obligation is recorded as a liability on the balance sheet and is estimated through historical customer claims, supplier performance and new product performance. Should a change in trend occur in customer claims, an increase or decrease in the warranty liability may be necessary. Changes in our warranty reserve for the period ended December 31, 2003 are as follows (in millions):

	Year Ended December 31,
	2003	2002	2001
Beginning Balance	$3.3	$3.3	$4.3
Accrued	3.6	5.7	7.3
Payments made (in cash or in-kind)	(2.8)	(5.7)	(8.3)

Ending Balance	$4.1	$3.3	$3.3

        Other guarantees and claims arise during the ordinary course of business from relationships with suppliers, customers and non-consolidated affiliates when we undertake an obligation to guarantee the performance of others if specified triggering events occur. Nonperformance of a contract could trigger an obligation of the Company. In addition, certain guarantees relate to contractual indemnification provisions in connection with transactions involving the purchase or sale of stock or assets. These claims include actions based upon intellectual property, environmental, product liability and other indemnification matters. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the occurrence or, if triggered, final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be potentially significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on our consolidated financial position or liquidity.

        We reserve for product liability, environmental remediation and other legal matters as we become aware of such matters. A portion of these claims or lawsuits may be covered by insurance policies that generally contain both deductible and coverage limits. We monitor the progress of each legal matter to ensure that the appropriate reserve for its obligation has been recognized and disclosed in the financial statements. We also monitor trends in case types to determine if there are any specific issues that relate to us that may result in additional future exposure on an aggregate basis. As of December 31, 2003 and December 31, 2002, we believe we have appropriately recorded and disclosed all material costs for its obligations in regard to known matters. We have assumed that the recoverability of the costs of claims from insurance companies will continue in the future. We periodically assess these insurance companies to monitor their ability to pay such claims.

        We were named a potentially liable person ("PLP") by the Washington State Department of Ecology ("WDOE") in connection with the Pasco Sanitary Landfill Site ("Site"). This Site has been monitored by WDOE since 1988. From available records, we believe that we sent 26 drums of chromic hydroxide sludge in a non-toxic, trivalent state to the Site. We further believe that the Site contains more than 50,000 drums in total and millions of gallons of additional wastes, some potentially highly toxic in nature. Accordingly, based both on volume and on nature of the waste, we believe that we are de minimis contributor.

        The current on-site monitoring program is being conducted and funded by certain PLPs, excluding us and several other PLPs, under the supervision of WDOE. It is estimated that this study will cost between $7 million and $10 million. Depending upon the results of this study, further studies or remediation could be required. We may or may not be required to pay a share of the current study, or to contribute costs of subsequent studies or remediation, if any. We are unable to estimate such costs, or the likelihood of being assessed any portion thereof. However, during the most recent negotiations with those PLPs that are funding the work at the Site, our potential share ranged from approximately $20,000 to $250,000 with estimates of approximately $90,000 being the "most reasonably probable scenario".

        We have accrued $75,000 at December 31, 2003 and 2002 for the potential costs of any clean-up. We spent zero and $5,600 in the years ended December 31, 2003 and 2002 respectively to administer compliance in regards to the Pasco Site, which are primarily the cost of outside counsel to provide updates on the Site status.

        In July 2001, our former Federal Cartridge Company subsidiary ("Federal") received notice from the Region V Office of the United States Environmental Protection Agency ("EPA") that it intended to file an administrative proceeding for civil penalties in connection with alleged violations of applicable statutes, rules, and regulations or permit conditions at Federal's Anoka, Minnesota ammunition manufacturing plant. The alleged violations include (i) unpermitted treatment of hazardous wastes, (ii) improper management of hazardous wastes, (iii) permit violations and (iv) improper training of certain responsible personnel. We retained the liability for this matter under the terms of the sale of SEG (including Federal) to ATK as discussed in Note 5 of the 2002 Annual Report on Form 10-K.

        To our knowledge, Federal has corrected the alleged violations. We have tendered this matter for partial indemnification to a prior owner of Federal.

        In March 2002, EPA served an Administrative Complaint and Compliance Order ("Complaint") on Federal. The Complaint proposes civil penalties in the amount of $258,593. Federal answered the Complaint, denied liability and opposed the proposed penalties. In August 2002, Federal and the EPA filed cross motions for Accelerated Decision on both liability and penalties issues with the assigned Administrative Law Judge. On December 6, 2002 the Administrative Law Judge issued an Order Granting in Part and Denying in Part the EPA's Motion for Accelerated Decision and Denying Federal's Motion for Accelerated Decision ("Order"). The Order established that Federal is liable for $6,270 in civil penalties and stated the remaining issues of liability and proposed penalties totaling $252,323 would be ruled on after an administrative hearing. On January 28, 2003, EPA and Federal attended an administrative hearing on both liability and penalties issues not resolved by the Order. The Administrative Law Judge will make a decision on liability and penalties following submission by EPA and Federal of Findings of Fact and Conclusions of Law ("Findings"). The EPA and Federal submitted proposed findings to the Administrative Law Judge on May 7, 2003. It is anticipated that a ruling will be made in the near future. Nonetheless, at the current time the Company does not believe payment of the civil penalties sought by the EPA will have a materially adverse effect on its consolidated financial condition or operating results.

        On September 12, 2003, we received a General Notice Letter as a Potentially Responsible De Minimis Party from Region IX of the United States Environmental Protection Agency ("EPA") regarding the Operating Industries, Inc. Superfund Site in Monterey Park, California. The notice stated that the EPA would submit an offer to settle and an explanation as to why it believes we or a predecessor unit is a de minimis participant at the site in mid-November. However, we were subsequently informed by the EPA that its report would be delayed, and we have not received the offer or explanation as of this date. The site was operated as a landfill from 1948 to 1984, and received wastes from over 4,000 generators during this time. At the present time, we have no knowledge of which of its units, if any, was involved at the site, or the amounts, if any, sent there. However, based upon our current knowledge, and our alleged status as a Potentially Responsible De Minimis Party we do not believe that any settlement or participation in any remediation will have a material adverse effect on its consolidated financial condition or operating results.

        On February 10, 2004, we received a Notice of Non-Compliance from the Oregon Department of Environmental Quality ("DEQ") regarding alleged violations of state and federal hazardous waste management regulations at the Company's Oregon Cutting Systems facility in Milwaukie, Oregon. None of the alleged violations concern a release or discharge into the environment.

        In response to the Notice, we have taken certain corrective actions, have asked for further explanation of some of the alleged violations and may contest the remaining alleged violations. Under applicable procedures, we and DEQ will confer on these issues; however, after considering our response, the DEQ could issue a Notice of Violation and, if so, the possibility for civil penalties exists.

        We are a defendant in a number of product liability lawsuits, some of which seek significant or unspecified damages, involving serious personal injuries for which there are retentions or deductible amounts under our insurance policies. One such suit resulted in us paying our self-insured retention of $1.0 million during the second quarter of 2003. In addition, we are a party to a number of other suits arising out of the normal course of its business. While there can be no assurance as to their ultimate outcome, management does not believe these lawsuits will have a material adverse effect on consolidated financial condition or operating results. We accrue, by a charge to income, an amount related to a matter deemed by management and its counsel as a probable loss contingency in light of all of the then known circumstances. We do not accrue a charge to income for a matter deemed by management and its counsel to be a reasonably possible loss contingency in light of all of the current circumstances.

NOTE 9—FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

        We have manufacturing or distribution operations in Brazil, Canada, Europe, Japan, Russia and the United States. We sell to customers in these locations, primarily in the United States, and other countries throughout the world. At December 31, 2003, approximately 63% of trade accounts receivable were from customers within the United States. Trade accounts receivable are principally from service and dealer groups, distributors, mass merchants, chainsaw and other original equipment manufacturers, and are normally not collateralized. We have an arrangement through a third-party financing company whereby Dixon and FIED customers can finance purchases of equipment with minimal recourse to us.

        The estimated fair values of certain financial instruments at December 31, 2003 and 2002, are as follows:

	2003		2002
(Dollar amounts in millions)	Carrying Amount	Fair Value	Fair Value	Fair Value
Cash and short-term investments	$35.2	$35.2	$26.4	$26.4
Other assets (restricted trust funds and notes receivable)	4.6	4.6	6.2	6.2
Notes payable and long-term debt (see Note 3)	610.5	633.9	627.5	478.1

        The carrying amount of cash and short-term investments approximates fair value because of the short maturity of those instruments. The fair value of notes receivable is estimated based on the discounted value of estimated future cash flows. The fair value of restricted trust funds approximates the carrying amount for short-term instruments and is estimated by obtaining market quotes for longer term instruments. The fair value of long-term debt is estimated based on recent market transaction prices or on current rates available for debt with similar terms and maturities.

NOTE 10—SEGMENT INFORMATION

        We identify operating segments based on management responsibility. We have three reportable segments: Outdoor Products, Industrial and Power Equipment and Lawnmower. Outdoor Products manufactures and markets chain, bars, sprockets, and accessories for chainsaw use, concrete cutting equipment, and lawnmower blades and accessories for outdoor care. Industrial and Power Equipment manufactures and markets timber harvesting equipment, industrial tractors and loaders, rotation bearings and mechanical power transmission units. The Lawnmower segment manufactures and markets riding lawnmowers and related accessories.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Inter-segment sales are not significant.

        Information on Segments:

	Year Ended December 31,
(Dollar amounts in millions)
	2003	2002	2001
Sales:
Outdoor Products	$358.8	$307.4	$307.4
Industrial and Power Equipment	165.0	131.7	120.6
Lawnmower	35.7	41.4	43.0
Inter Segment Elimination	(0.4)	(1.0)	(2.3)

Total Sales	$559.1	$479.5	$468.7

Segment contribution (loss):
Outdoor Products	$86.2	$67.7	$69.4
Industrial and Power Equipment	11.7	5.2	(1.7)
Lawnmower	(1.2)	2.7	0.9
Inter Segment Elimination		0.3

Contribution from segments	96.7	75.9	68.6
Corporate office expenses	(12.7)	(6.2)	(7.7)
Restructuring expenses	(0.2)	(7.2)	(16.2)

Operating income	83.8	62.5	44.7
Interest expense	(69.8)	(72.2)	(95.9)
Interest income	0.8	1.1	1.4
Other income (expense), net	(3.6)	(0.7)	(9.1)

Loss from continuing operations before income taxes	$11.2	$(9.3)	$(58.9)

Identifiable assets:
Outdoor Products	$227.1	$199.2	$182.9
Industrial and Power Equipment	83.4	87.4	94.3
Lawnmower	18.7	19.3	20.8
Corporate office/elimination/discount. operations	71.2	122.1	146.8

Total assets	$400.4	$428.0	$444.8

Depreciation and amortization:
Outdoor Products	$9.5	$9.6	$11.1
Industrial and Power Equipment	3.3	3.3	4.5
Lawnmower	0.7	0.8	1.3
Corporate office	5.2	5.2	6.7

Total depreciation and amortization	$18.7	$18.9	$23.6

Capital expenditures:
Outdoor Products	$15.0	$15.3	$10.3
Industrial and Power Equipment	0.9	1.4	1.0
Lawnmower	0.6	0.4	0.2
Corporate office

Total capital expenditures	$16.5	$17.1	$11.5

        Information on Sales by Significant Product Groups:

	Year Ended December 31,
(Dollar amounts in millions)
	2003	2002	2001
Chainsaw components and accessories	$283.0	$243.0	$249.5
Timber harvesting and loading equipment	151.7	115.9	101.7
Outdoor care parts and accessories	57.5	48.9	45.3
Lawnmowers	35.7	40.9	40.7
All others, less than 5% each	31.2	30.8	31.5

Total Sales	$559.1	$479.5	$468.7

        Information on Geographic Areas:

	Year Ended December 31,
(Dollar amounts in millions)
	2003	2002	2001
Sales:
United States	$331.3	$289.4	$280.6
European Union	99.7	85.2	81.5
Canada	23.1	21.9	18.8
Brazil	17.1	13.8	13.8
All others, less than 3% each	87.9	69.2	74.0

Total Sales	$559.1	$479.5	$468.7

Property, plant & equipment-net:
United States	$53.8	$55.3	$64.0
Canada	26.1	24.3	22.4
European Union	7.3	6.4	5.3
Brazil	4.4	4.3	4.1
All others, less than 1% each	0.4	0.4	0.4

Property, plant & equipment-net	$92.0	$90.7	$96.2

        The geographic sales information is by country of destination. Property, plant and equipment is net of accumulated depreciation. One customer, The Electrolux Group, accounted for more than 10% of consolidated sales in all three years. While we expect this business relationship to continue, the loss of this customer could affect the operations of the Outdoor Products segment. Each of our segments purchases certain important materials from a limited number of suppliers that meet quality criteria. Although alternative sources of supply are available, the sudden elimination of certain suppliers could result in manufacturing delays, a reduction in product quality and a possible loss of sales in the near term.

NOTE 11—CONSOLIDATING FINANCIAL INFORMATION

        Blount has two registered debt securities that have different guarantees: 1) 7% Senior Notes due June 15, 2005, and 2) 13% Senior Subordinated Notes due August 1, 2009. The 7% Senior Notes are fully and unconditionally, jointly and severally, guaranteed by Blount International. Holders have first priority interest in all the shares or other equity interest of all domestic subsidiaries and other entities, first priority mortgage on all principal domestic properties, 65% of outstanding shares of first tier foreign subsidiaries, and are held in pari passu, ratably, with our secured credit facility lenders. The 13% Senior Subordinated notes are fully and unconditionally, jointly and severally, guaranteed by Blount International and all of Blount's domestic subsidiaries ("guarantor subsidiaries"). All guarantor subsidiaries of the 13% Senior Subordinated notes are 100% owned, directly or indirectly, by us. While Blount International and all of Blount's domestic subsidiaries guarantee the 13% Senior Subordinated Notes, none of Blount's existing foreign subsidiaries ("non-guarantor subsidiaries") guarantee the 13% Senior Subordinated Notes. The following consolidating financial information sets forth condensed consolidating financial information, statements of operation, and the balance sheets and cash flows of Blount International, Blount, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries (in millions).

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the Year
Ended December 31, 2003

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF OPERATIONS
Sales		$364.6	$127.3	$201.4	$(134.2)	$559.1
Cost of sales		258.6	100.5	148.2	(137.9)	369.4

Gross profit		106.0	26.8	53.2	3.7	189.7
Selling, general and administrative expenses		64.1	16.7	24.9		105.7
Restructuring expenses			0.2			0.2

Operating income		41.9	9.9	28.3	3.7	83.8
Interest expense	$(19.7)	(46.2)	(0.4)	(3.5)		(69.8)
Interest income		0.4		0.4		0.8
Other income (expense), net		0.7	(3.1)	(1.2)		(3.6)

Income (loss) from continuing operations before income taxes	(19.7)	(3.2)	6.4	24.0	3.7	11.2
Provision (benefit) for income taxes		(26.8)	(3.5)	(14.6)		(44.9)

Income (loss) from continuing operations	(19.7)	(30.0)	2.9	9.4	3.7	(33.7)
Equity in earnings (losses) of affiliated companies, net	(13.9)	16.0	0.2		(2.3)

Net income (loss)	$(33.6)	$(14.0)	$3.1	$9.4	$1.4	$(33.7)

For the Year
Ended December 31, 2002

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF OPERATIONS
Sales		$305.4	$121.5	$167.8	$(115.2)	$479.5
Cost of sales		209.4	94.4	128.8	(114.3)	318.3

Gross profit		96.0	27.1	39.0	(0.9)	161.2
Selling, general and administrative expenses	$0.5	53.2	17.1	20.7		91.5
Restructuring expenses		7.2				7.2

Operating income (loss)	(0.5)	35.6	10.0	18.3	(0.9)	62.5
Interest expense	(21.0)	(50.4)	(0.4)	(0.4)		(72.2)
Interest income		0.6		0.5		1.1
Other income (expense), net		0.1		(0.8)		(0.7)

Income (loss) from continuing operations before income taxes	(21.5)	(14.1)	9.6	17.6	(0.9)	(9.3)
Provision (benefit) for income taxes	(10.7)	(3.9)	3.7	6.4		(4.5)

Income (loss) from continuing operations	(10.8)	(10.2)	5.9	11.2	(0.9)	(4.8)
Discontinued operations:
Net income (loss) from operations		0.5				0.5
Income (loss) on disposal, net		(1.4)				(1.4)

Income (loss) before earnings (losses) Of affiliated companies	(10.8)	(11.1)	5.9	11.2	(0.9)	(5.7)
Equity in earnings (losses) of affiliated companies, net	4.9	15.1	0.1		(20.1)

Net income (loss)	$(5.9)	$4.0	$6.0	$11.2	$(21.0)	$(5.7)

For the Year
Ended December 31, 2001

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF OPERATIONS
Sales		$301.5	$123.8	$160.2	$(116.8)	$468.7
Cost of sales		205.8	97.6	124.3	(115.4)	312.3

Gross profit		95.7	26.2	35.9	(1.4)	156.4
Selling, general and administrative expenses	$0.7	54.4	20.6	19.8		95.5
Restructuring expenses		16.2				16.2

Operating income (loss)	(0.7)	25.1	5.6	16.1	(1.4)	44.7
Interest expense	(31.6)	(93.0)	(0.8)	(0.4)	29.9	(95.9)
Interest income	0.1	30.4	0.2	0.6	(29.9)	1.4
Other income (expense), net		7.2	(1.3)	(0.6)		(9.1)

Income (loss) from continuing operations before income taxes	(32.2)	(44.7)	3.7	15.7	(1.4)	(58.9)
Provision (benefit) for income taxes	(11.7)	(17.4)	1.5	6.3		(21.3)

Income (loss) from continuing operations	(20.5)	(27.3)	2.2	9.4	(1.4)	(37.6)
Discontinued operations:
Net income (loss) from operations		2.8	(0.3)			2.5
Income (loss) on disposal, net		(2.3)	(6.2)			(8.5)

Income (loss) before earnings (losses) Of affiliated companies	(20.5)	(26.8)	(4.3)	9.4	(1.4)	(43.6)
Equity in earnings (losses) of affiliated companies, net	(23.1)	3.7	(0.3)		19.7

Net income (loss)	$(43.6)	$(23.1)	$(4.6)	$9.4	$18.3	$(43.6)

December 31, 2003

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
BALANCE SHEET
ASSETS
Current assets:
Cash and cash equivalents		$13.7	$(0.6)	$22.1		$35.2
Accounts receivable, net		36.4	10.0	18.0		64.4
Intercompany receivables		289.7	37.6	10.6	$(337.9)
Inventories		28.4	21.1	18.2		67.7
Other current assets		24.5	0.6	1.2	(0.2)	26.1

Total current assets		392.7	68.7	70.1	(338.1)	193.4
Investments in affiliated companies	$(34.7)	201.0		0.2	(166.5)
Property, plant and equipment, net		27.6	33.5	30.9		92.0
Cost in excess of net assets of acquired businesses, net		39.7	30.7	6.5		76.9
Other assets		33.0		5.1		38.1

Total Assets	$(34.7)	$694.0	$132.9	$112.8	$(504.6)	$400.4

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Notes payable and current maturities of long-term debt		$5.6		$1.0		$6.6
Accounts payable		17.0	$5.8	6.9		29.7
Intercompany payables	$337.9				$(337.9)
Accrued expenses		54.0	8.1	11.8	(0.2)	73.7

Total current liabilities	337.9	76.6	13.9	19.7	(338.1)	110.0
Long-term debt, exclusive of current maturities	22.2	581.7				603.9
Deferred income taxes, exclusive of current portion		0.4		2.4		2.8
Other liabilities	2.6	70.0	2.9	5.5		81.0

Total Liabilities	362.7	728.7	16.8	27.6	(338.1)	797.7

Stockholders' Equity (Deficit)	(397.4)	(34.7)	116.1	85.2	(166.5)	(397.3)

Total Liabilities and Stockholders' Equity (Deficit)	$(34.7)	$694.0	$132.9	$112.8	$(504.6)	$400.4

December 31, 2002

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
BALANCE SHEET
ASSETS
Current assets:
Cash and cash equivalents		$16.3	$(0.1)	$10.2		$26.4
Accounts receivable, net		26.2	15.1	17.2		58.5
Intercompany receivables		274.7	39.3	7.3	$(321.3)
Inventories		27.5	21.4	15.9		64.8
Deferred income taxes		30.4		0.1		30.5
Other current assets		9.2	0.5	1.3		11.0

Total current assets		384.3	76.2	52.0	(321.3)	191.2
Investments in affiliated companies	$(25.7)	201.6		0.2	(176.1)
Property, plant and equipment, net		35.6	26.4	28.7		90.7
Cost in excess of net assets of acquired businesses, net		30.2	40.2	6.5		76.9
Other assets		65.9		3.3		69.2

Total Assets	$(25.7)	$717.6	$142.8	$90.7	$(497.4)	$428.0

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Notes payable and current maturities of long-term debt		$3.4				$3.4
Accounts payable		14.0	$5.5	$6.0		25.5
Intercompany payables	$321.3				(321.3)
Accrued expenses		55.6	6.9	8.8		71.3

Total current liabilities	321.3	73.0	12.4	14.8	(321.3)	100.2
Long-term debt, exclusive of current maturities	18.7	605.4				624.1
Deferred income taxes, exclusive of current portion		(1.9)		1.9
Other liabilities	3.2	66.9	1.6	0.9		72.6

Total Liabilities	343.2	743.4	14.0	17.6	(321.3)	796.9

Stockholders' Equity (Deficit)	(368.9)	(25.8)	128.8	73.1	(176.1)	(368.9)

Total Liabilities and Stockholders' Equity (Deficit)	$(25.7)	$717.6	$142.8	$90.7	$(497.4)	$428.0

For the Year
Ended December 31, 2003

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF CASH FLOWS
Net cash provided by (used in) continuing Operations	$(16.6)	$56.8	$2.2	$13.4		$55.8
Net cash provided by discontinued operations
Net cash provided by (used in) operating Activities	(16.6)	56.8	2.2	13.4		55.8

Cash flows from investing activities:
(Payments for) proceeds from sales of property, Plant and equipment		(0.7)		0.1		(0.6)
Purchases of property, plant and equipment		(7.1)	(2.2)	(7.2)		(16.5)
Net cash provided by (used in) continuing Operations		(7.8)	(2.2)	(7.1)		(17.1)

Net cash used in discontinued operations
Net cash (used in) investing activities		(7.8)	(2.2)	(7.1)		(17.1)

Cash flows from financing activities:
Issuance of long-term debt		112.0		6.0		118.0
Reduction of long-term debt		(137.9)		(0.4)		(138.3)
Advances from (to) affiliated companies	16.6	(16.1)	(0.5)
Other		(9.6)				(9.6)

Net cash provided by (used in) financing Activities	16.6	(51.6)	(0.5)	5.6		(29.9)

Net increase (decrease) in cash and cash Equivalents		(2.6)	(0.5)	11.9		8.8
Cash and cash equivalents at beginning of period		16.3	(0.1)	10.2		26.4

Cash and cash equivalents at end of period	$0.0	$13.7	$(0.6)	$22.1		$35.2

For the Year
Ended December 31, 2002

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF CASH FLOWS
Net cash provided by (used in) continuing Operations	$(4.5)	$11.4	$3.9	$16.8		$27.6
Net cash provided by discontinued operations		1.2				1.2
Net cash provided by (used in) operating Activities	(4.5)	12.6	3.9	16.8		28.8

Cash flows from investing activities:
Proceeds from sales of property, Plant and equipment		8.0				8.0
Purchases of property, plant and equipment		(8.4)	(2.4)	(6.3)		(17.1)

Net cash provided by (used in) continuing Operations		(0.4)	(2.4)	(6.3)		(9.1)
Net cash used in discontinued operations		(23.8)				(23.8)

Net cash (used in) investing activities		(24.2)	(2.4)	(6.3)		(32.9)

Cash flows from financing activities:
Increase in short-term debt				(5.1)		(5.1)
Reduction of long-term debt		(11.8)				(11.8)
Advances from (to) affiliated companies	4.5	(4.0)	(0.5)
Other		(0.2)				(0.2)

Net cash provided by (used in) financing Activities	4.5	(16.0)	(0.5)	(5.1)		(17.1)

Net increase (decrease) in cash and cash Equivalents		(27.6)	1.0	5.4		(21.2)
Cash and cash equivalents at beginning of period		43.9	(1.1)	4.8		47.6

Cash and cash equivalents at end of period	$0.0	$16.3	$(0.1)	$10.2		$26.4

For the Year
Ended December 31, 2001

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF CASH FLOWS
Net cash provided by (used in) continuing Operations	$34.2	$27.7	$2.4	$9.2	$(55.5)	$18.0
Net cash provided by discontinued operations		20.6	9.2			29.8
Net cash provided by (used in) operating Activities	34.2	48.3	11.6	9.2	(55.5)	47.8

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment		2.6		0.1		2.7
Purchases of property, plant and equipment		(4.7)	(2.2)	(4.6)		(11.5)
Acquisitions of Business		(1.3)				(1.3)

Net cash provided by (used in) continuing Operations		(3.4)	(2.2)	(4.5)		(10.1)
Net cash used in discontinued operations		51.7	147.5			199.2

Net cash (used in) investing activities		48.3	145.3	(4.5)		189.1

Cash flows from financing activities:
Issuance of long-term debt	13.0					13.0
Reduction of long-term debt		(211.1)		(0.1)		(211.2)
Dividends Paid		(52.1)		(3.4)	55.5
Capitol contributions	7.0	20.0			(20.0)	7.0
Advances from (to) affiliated companies	(54.2)	191.4	(157.2)		20.0
Other		(2.9)				(2.9)

Net cash provided by (used in) financing Activities	(34.2)	(54.7)	(157.2)	(3.5)	55.5	(194.1)

Net increase (decrease) in cash and cash Equivalents		41.9	(0.3)	1.2		42.8
Cash and cash equivalents at beginning of period		1.9	(0.8)	3.7		4.8

Cash and cash equivalents at end of period	$0.0	$43.8	$(1.1)	$4.9	$0.0	$47.6

NOTE 12—OTHER INFORMATION

        At December 31, 2003 and 2002, the following balance sheet captions are comprised of the items specified below:

(Dollar amounts in millions)	2003	2002
Accounts receivable:
Trade accounts	$62.5	$60.1
Other	4.9	2.7
Allowance for doubtful accounts	(3.0)	(4.3)

Total accounts receivable	$64.4	$58.5

Inventories:
Finished goods	$34.8	$31.8
Work in progress	10.7	9.3
Raw materials and supplies	22.2	23.7

Total inventories	$67.7	$64.8

Other current assets:
Refund of income taxes	$21.6	$6.8
Other	4.5	4.2

Total other current assets	$26.1	$11.0

Property, plant and equipment:
Land	$4.8	$4.8
Buildings and improvements	64.9	64.7
Machinery and equipment	173.5	170.8
Furniture, fixtures and office equipment	32.7	20.2
Transportation equipment	1.3	1.6
Construction in progress	5.9	9.1
Accumulated depreciation	(191.1)	(180.5)

Total property, plant and equipment	$92.0	$90.7

Other Assets:
Deferred financing costs	$21.5	$18.3
Rabbi trusts (see Note 7)	4.6	5.6
Escrow for SEG sale		25.0
Deferred income taxes		9.8
Other	12.0	10.5

Total other assets	38.1	69.2

Accrued expenses:
Salaries, wages and related withholdings	$22.7	$17.8
Employee benefits	8.1	6.9
Casualty insurance costs	4.0	3.8
Accrued interest	19.9	22.2
Other	19.0	20.6

Total accrued expenses	$73.7	$71.3

Other liabilities:
Employee benefits	$67.4	$66.7
Other	13.6	5.9

Total other liabilities	$81.0	$72.6

        Supplemental cash flow information is as follows:

	Year Ended December 31,
(Dollar amounts in millions)
	2003	2002	2001
Interest Paid	$63.9	$64.9	$92.5
Income Taxes Paid	9.0	5.2	(1.3)

        In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. Upon initial application of the provisions of SFAS No. 143, entities are required to recognize a liability for any asset retirement obligations adjusted for the cumulative accretion to the date of the adoption of this Statement, an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset, and accumulated depreciation on that capitalized cost. The cumulative effect, if any, of initially applying this Statement is recognized as a change in accounting principle. We adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 has not had a material impact on the 2003 financial statements.

        In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for assets to be disposed of and broadens the presentation of discontinued operations to include more disposal transactions. The provisions of the Statement, which were adopted by us on January 1, 2002, have not had a material impact on our financial condition or results of operations.

        In April 2002, The FASB issued Statement of Financial Accounting Standards No. 145, "Rescissions of FASB Statement NO. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement, which updates, clarifies and simplifies existing accounting pronouncements, addresses the reporting of debt extinguishments and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of this Statement, which we adopted on January 1, 2003, have not had a material impact on our financial condition or results of operation but did result in the reclassification of prior years' debt extinguishment expenses.

        In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, and concludes that an entity's commitment to an exit plan does not by itself create a present obligation that meets the definition of a liability. This Statement also establishes that fair value is the objective of initial measurement of the liability. The provisions of this Statement were adopted by us January 1, 2003. We believe that the adoption of SFAS No. 146 will impact the timing of the recognition of costs associated with exit or disposal activities but is not expected to have a material impact on the financial statements.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002 and the interim disclosure requirements are effective for interim periods beginning after December 15, 2002. We adopted the annual disclosure requirements for the year ended December 31, 2002 and the interim disclosure requirements on January 1, 2003. The adoption of this Statement did not have a material impact on our results of operations, financial position or cash flows.

        In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Application of this interpretation is required in financial statements for periods ending after March 15, 2004. We have not identified any VIEs for which it is the primary beneficiary or has significant involvement.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 amends SFAS No. 133 to require contracts with comparable characteristics to be accounted for similarly. SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This statement was effective for contracts entered into or modified after September 30, 2003, except for hedging relationships designated after September 30, 2003, where the guidance is required to be applied prospectively. The adoption of this statement did not have a material impact on our results of operations and financial condition.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. This statement was effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after September 15, 2003. On November 7, 2003, FASB issued FASB Staff Position No. SFAS 150-3 (FSP 150-3), "Effective Date, Disclosures, and Transition for Mandatory Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statements No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." FSP 150-3 deferred certain aspects of SFAS 150. The adoption of SFAS 150 on January 1, 2003 and subsequent adoption of FSP 150-3 did not have a material impact on our results of operations, financial position or cash flows.

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

	First Quarter Ended March 31,
	2004	2003
	(Dollar amounts in millions except per share data)
Sales	$165.6	$122.9
Cost of Sales	108.6	80.1

Gross profit	57.0	42.8
Selling, general and administrative expenses	29.8	24.3
Restructuring expenses		0.2

Operating income	27.2	18.3
Interest expense	(17.4)	(17.6)
Interest income		0.3
Other income (expense)	0.1	(0.1)

Income before income taxes	9.9	0.9
Provision for income taxes	3.0	0.4

Net income	$6.9	$0.5

Basic income per share	$0.22	$0.02

Diluted income per share	$0.21	$0.01

The accompanying notes are an integral part of these consolidated financial statements.

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

	March 31, 2004	December 31, 2003
	(Dollar amounts in millions, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$18.4	$35.2
Accounts receivable, net of allowance for doubtful accounts of $3.1 and $3.0	81.6	64.4
Inventories	73.9	67.7
Other current assets	26.0	26.1

Total current assets	199.9	193.4
Property, plant and equipment, net of accumulated depreciation of $194.4 and $191.1	91.7	92.0
Goodwill	76.9	76.9
Other assets	36.9	38.1

Total Assets	$405.4	$400.4

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
Notes payable and current maturities of long-term debt	$7.3	$6.6
Accounts payable	36.7	29.7
Accrued expenses	64.1	73.7

Total current liabilities	108.1	110.0
Long term debt, exclusive of current maturities	602.9	603.9
Deferred income taxes, exclusive of current portion	2.8	2.8
Other liabilities	81.9	81.0

Total Liabilities	$795.7	$797.7

Commitments and contingencies
Stockholders' Equity (Deficit):
Common stock: par value $0.01 per share, 100,000,000 shares authorized, 30,883,103 and 30,827,738 outstanding	0.3	0.3
Capital in excess of par value of stock	425.0	424.6
Accumulated deficit	(813.1)	(820.0)
Deferred Stock Compensation	(0.1)
Accumulated other comprehensive income	(2.4)	(2.2)

Total Stockholders' Deficit	(390.3)	(397.3)

Total Liabilities and Stockholders' Equity (Deficit)	$405.4	$400.4

The accompanying notes are an integral part of these consolidated financial statements.

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

	First Quarter ended March 31,
	2004	2003
	(Dollar amounts in millions)
Cash flows from operating activities:
Net income	$6.9	$0.5
Adjustments to reconcile net income to net cash used by operating activities
Depreciation, amortization and other non-cash charges	6.2	5.2
Deferred income taxes		(0.2)
Loss on disposals of property, plant & equipment		0.1
Changes in assets and liabilities:
Increase in accounts receivable	(17.2)	(7.1)
(Increase) decrease in inventories	(6.2)	0.6
Decrease in other assets	0.1	5.7
Increase (decrease) in accounts payable	7.0	(1.5)
Increase in accrued expenses	(9.6)	(13.8)
Increase in other liabilities	0.7	1.3

Net cash used by operating activities	(12.1)	(9.2)

Cash flows from investing activities:
Payments related to sales of property, plant & equipment		(0.5)
Purchases of property, plant & equipment	(3.5)	(4.0)

Net cash used in investing activities	(3.5)	(4.5)

Cash flows from financing activities:
Reduction of debt	(1.3)	(0.8)
Exercise of stock options	0.2
Other financing activities	(0.1)

Net cash used in financing activities	(1.2)	(0.8)

Net increase in cash and cash equivalents	(16.8)	(14.5)
Cash and cash equivalents at beginning of period	35.2	26.4

Cash and cash equivalents at end of period	$18.4	$11.9

The accompanying notes are an integral part of these consolidated financial statements.

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes In Stockholders' Equity (Deficit)

(Dollar amounts in millions)	Common Stock	Capital in Excess of Par Value of Stock	Accumulated Deficit	Deferred Stock Compensation	Accumulated Comprehensive Other Income	Total
First Quarter Ended March 31, 2004
Balance December 31, 2003	$0.3	$424.6	$(820.0)		$(2.2)	$(397.3)
Net income			6.9			6.9
Other comprehensive loss, net:
Foreign currency translation adjustment					(0.1)	(0.1)

Unrealized losses					(0.1)	(0.1)
Comprehensive income						6.7
Exercise of stock options		0.2				0.2
Deferred stock compensation		0.2		(0.2)
Amortization of deferred stock compensation				0.1		0.1

Balance March 31, 2004	$0.3	$425.0	$(813.1)	(0.1)	$(2.4)	$(390.3)

First Quarter Ended March 31, 2003:
Balance December 31, 2002	$0.3	$424.3	$(786.3)		$(7.2)	$(368.9)
Net income			0.5			0.5
Other comprehensive income, net:
Foreign currency translation adjustment					0.1	0.1

Comprehensive income						0.6

Balance March 31, 2003	$0.3	$424.3	$(785.9)		$(7.0)	$(368.3)

The accompanying notes are an integral part of these consolidated financial statements.

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:    BASIS OF PRESENTATION

        In the opinion of management, our accompanying unaudited consolidated financial statements of Blount International and subsidiaries contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position at March 31, 2004 and the results of operations and cash flows for the first quarter ended March 31, 2004 and 2003. These financial statements should be read in conjunction with the notes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003.

        The Company's internet home page is http://www.blount.com.

NOTE 2:    STOCK BASED COMPENSATION

        As permitted by SFAS No. 123 "Accounting for Stock-Based Compensation," we continue to apply intrinsic value accounting for our stock option plans. Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the stock at the date of grant less the amount an employee must pay to acquire the stock. We have adopted the disclosure-only provisions of SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure-an Amendment of FASB Statement No. 123". If we had elected to recognize compensation expense based upon the fair value at the grant dates for awards under these plans, our net earnings and net earnings per share would have been as follows:

	First Quarter ended March 31,
(Dollars in millions, except per share amounts)
	2004	2003
Net income, as reported	$6.9	$0.5
Add: stock-based employee compensation cost, net of tax, included in net income	0.1
Deduct: total stock-based employee compensation cost, net of tax, that would have been included in net income under fair value method	(0.3)	(0.4)

Proforma net income	$6.7	$0.1

Basic income per share
As reported	$0.22	$0.22
Pro forma	0.22	0.00
Diluted income per share
As reported	0.21	0.01
Pro forma	0.20	0.00

NOTE 3:    RESTRUCTURING EXPENSES

        In the first quarter of 2002, we incurred a restructuring charge related to the closure and relocation of our headquarters from Montgomery, Alabama to Portland, Oregon. An initial charge of $5.6 million was recorded and was subsequently adjusted to reflect transition expenses and a revision of estimates. In the fourth quarter of 2002, we recorded a $1.4 million charge related to the closure of a portion of a facility and relocation of that equipment between its plants within our Oregon Cutting Systems Group. In the first quarter of 2003, we reported an additional $0.2 million in restructuring expenses associated with this Oregon Cutting Systems Group relocation project for severance expenses affecting 19 hourly employees and 4 salaried employees. The following table summarizes expenses, adjustments and charges to the liabilities for each of the restructuring actions for the comparable periods ended March 31. Previous actions represent a 2001 plant closure, benefit modification and reduction in headcount. These expenses are included in accrued expenses.

	Restructuring Actions
	Previous Actions	Corporate Office Relocation	Asset Relocation	Total
Balance at January 1, 2003	$1.1	$0.4	$1.4	$2.9
Expense/Adjustments			0.2	0.2
Charges against liability	(0.1)	(0.1)		(0.2)

Balance at March 31, 2003	$1.0	$0.3	$1.6	$2.9

Balance at January 1, 2004	$0.4	$0.1	$0.3	$0.8
Expense/Adjustments
Charges against liability	(0.1)			(0.1)

Balance at March 31, 2004	$0.3	$0.1	$0.3	$0.7

NOTE 4:    INVENTORIES

        Inventories consist of the following (in millions):

	March 31, 2004	December 31, 2003
Finished goods	$37.6	$34.8
Work in process	12.3	10.7
Raw materials and supplies	24.0	22.2

Total Inventories	$73.9	$67.7

NOTE 5:    SEGMENT INFORMATION

	First quarter ended March 31,
(Dollars in millions)
	2004	2003
Sales
Outdoor Products	$102.1	$85.2
Industrial and Power Equipment	54.0	29.9
Lawnmower	9.6	7.9
Elimination	(0.1)	(0.1)

Total Sales	$165.6	$122.9

Segment contribution (loss):
Outdoor Products	$26.3	$21.8
Industrial and Power Equipment	4.8
Lawnmower	(0.2)	(0.7)
Corporate expense/elimination	(3.7)	(2.6)
Restructure expense		(0.2)

Operating income	27.2	18.3
Interest expense	(17.4)	(17.6)
Interest income		0.3
Other income (expense), net	0.1	(0.1)

Income before income taxes	$9.9	$0.9

NOTE 6:    COMMITMENTS AND CONTINGENT LIABILITIES

        In 2003 we signed a letter of intent on a parcel of land in The Peoples Republic of China in the amount of $1.0 million.

        We provide guarantees and other commercial commitments summarized in the following table (in millions):

Total at March 31, 2004
Product Warranty	$4.5
Letters of Credit Outstanding	7.9
Third Party Financing Projections (1)	4.0
Accounts Receivable Securitization(2)	0.4

Total	$16.8

(1)
Applicable to the third party financing agreements for customer equipment purchases of Dixon lawnmowers and FIED equipment.

(2)
Included the guarantees of certain accounts receivable of Dixon's receivable to a third party financing company.

        In addition to these amounts, Blount International also guarantees certain debt of its subsidiaries (see Note 9 to the Consolidated Financial Statements).

        Product warranty obligation is recorded as a liability on the balance sheet and is estimated through historical customer claims, supplier performance and new product performance. Should a change in trends occur in customer claims, an increase or decrease in the warranty liability may be necessary. Changes in our warranty reserve for periods ended March 31, 2004 and 2003 are as follows (in millions):

	Quarter Ended March 31
	2004	2003
Balance as of December 31, 2003 and 2002	$4.1	$3.5
Accured	1.3	1.0
Payments made (in cash or in kind)	(0.9)	(1.4)

Balance as of March 31, 2004 and 2003	$4.5	$3.1

        Blount was named a potentially liable person ("PLP") by the Washington State Department of Ecology ("WDOE") in connection with the Pasco Sanitary Landfill Site ("Site"). This Site has been monitored by WDOE since 1988. From available records, we believe that we sent 26 drums of chromic hydroxide sludge in a non-toxic, trivalent state to the Site. We further believe that the Site contains more than 50,000 drums in total and millions of gallons of additional wastes, some potentially highly toxic in nature. Accordingly, based both on volume and on nature of the waste, we believe that we are a de minimis contributor.

        The current on-site monitoring program is being conducted and funded by certain PLPs, excluding us and several other PLPs, under the supervision of WDOE. It is estimated that this study will cost between $7 million and $10 million. Depending upon the results of this study, further studies or remediation could be required. We may or may not be required to pay a share of the current study, or to contribute to the costs of subsequent studies or remediation, if any. We are unable to estimate such costs, or the likelihood of being assessed any portion thereof.

        We have accrued $75,000 at December 31, 2003 and March 31, 2004 for the potential costs of any clean-up. We spent zero and $5,600 in the years ended December 31, 2003 and 2002 respectively to administer compliance in regards to the Pasco Site, which are primarily the cost of outside counsel to provide updates on the Site status.

        In July 2001, our former Federal Cartridge Company subsidiary ("Federal") received notice from the Region V Office of the United States Environmental Protection Agency ("EPA") that it intended to file an administrative proceeding for civil penalties in connection with alleged violations of applicable statutes, rules, and regulations or permit conditions at Federal's Anoka, Minnesota ammunition manufacturing plant. The alleged violations include (i) unpermitted treatment of hazardous wastes, (ii) improper management of hazardous wastes, (iii) permit violations and (iv) improper training of certain responsible personnel. We retained the liability for this matter under the terms of the sale of our Sporting Equipment Group ("SEG") segment (including Federal) to Alliant Techsystems, Inc., ("ATK") as discussed in Note 5 of the 2003 Annual Report on Form 10-K.

        To our knowledge, Federal has corrected the alleged violations. We have tendered this matter for partial indemnification to a prior owner of Federal.

        In March 2002, EPA served an Administrative Complaint and Compliance Order ("Complaint") on Federal. The Complaint proposes civil penalties in the amount of $258,593. Federal answered the Complaint, denied liability and opposed the proposed penalties. In August 2002, Federal and the EPA filed cross motions for Accelerated Decision on both liability and penalties issues with the assigned Administrative Law Judge. On December 6, 2002 the Administrative Law Judge issued an Order Granting in Part and Denying in Part the EPA's Motion for Accelerated Decision and Denying Federal's Motion for Accelerated Decision ("Order"). The Order established that Federal is liable for $6,270 in civil penalties and stated the remaining issues of liability and proposed penalties totaling $252,323 would be ruled on after an administrative hearing. On January 28, 2003, EPA and Federal attended an administrative hearing on both liability and penalties issues not resolved by the Order. It is anticipated that the Administrative Law Judge will rule on both liability and penalty issues in the near future. At the current time we do not believe payment of the civil penalties sought by the EPA will have a materially adverse effect on our consolidated financial condition, operating results, or cash flows.

        On September 12, 2003, we received a General Notice Letter as a Potentially Responsible De Minimis Party from Region IX of the EPA regarding the Operating Industries, Inc. Superfund Site in Monterey Park, California. The notice stated that the EPA would submit an offer to settle and an explanation as to why it believes we or a predecessor unit is a de minimis participant at the site. As of April 28, 2004 we not received the offer or explanation. The site was operated as a landfill from 1948 to 1984, and received wastes from over 4,000 generators during this time. At the present time, we have no knowledge of which of its units, if any, was involved at the site, or the amounts, if any, sent there. However, based upon our current knowledge, and our alleged status as a Potentially Responsible De Minimis Party, we do not believe that any settlement or participation in any remediation will have a material adverse effect on our consolidated financial condition, operating results, or cash flows.

        On December 3, 2003, our Oregon Cutting Systems facility in Milwaukie, Oregon underwent a Resource Conservation and Recover Act ("RCRA") hazardous waste management inspection by the Oregon Department of Environmental Quality ("DEQ"). On February 10, 2004, we received a Notice of Non-Compliance ("Notice") from DEQ listing several alleged violations of state and federal hazardous waste management regulations at the facility. None of the alleged violations concern a release or discharge of hazardous wastes or substances into the environment. In response to the Notice, we have completed the corrective actions suggested by DEQ, have requested further clarification of some of the alleged violations and have denied most of the remaining alleged violations. Under applicable administrative procedures, we and DEQ will confer on these issues; however, after considering our response, the DEQ may issue a Notice of Violation and, if so, the possibility for civil penalties exists. We do not believe payment of any such civil penalties that might potentially be incurred will have a materially adverse effect on our consolidated financial condition, operating results, or cash flows.

        We are a defendant in a number of product liability lawsuits, some of which seek significant or unspecified damages, involving serious personal injuries for which there are retentions or deductible amounts under our insurance policies. One such suit resulted in us paying our self-insured retention of $1.0 million during the second quarter of 2003. In addition, we are a party to a number of other suits arising out of the normal course of our business. While there can be no assurance as to their ultimate outcome, management does not believe these lawsuits will have a material adverse effect on consolidated financial condition or operating results.

        We accrue by a charge to income, an amount related to a matter deemed by management and its counsel as a probable loss contingency in light of all of the then known circumstances. We do not accrue a charge to income for a matter deemed by management and our counsel to be a reasonably possible loss contingency in light of all of the current circumstances.

NOTE 7:    OTHER INFORMATION

        During the quarter ended March 31, 2004 net tax payments of $1.5 million were made compared to a net tax refund of $4.1 million last year. We have settled our issues with the Internal Revenue Service through the 1998 fiscal year with no material adverse effect. The periods from fiscal 1999 through 2003 are still open for review. Interest paid during the quarter ended March 31, 2004 and 2003 was $22.8 million and $23.5 million, respectively.

NOTE 8:    EARNINGS PER SHARE DATA

        For the first quarter ended March 31, 2004 and 2003, net income and shares used in the earnings per share ("EPS") computations were as follows:

	First Quarter ended March 31,
(Dollars in millions except per share amounts)
	2004	2003
Net income as reported	$6.9	$0.5

Shares:
Basic EPS—weighted average common shares outstanding	30,859,826	30,795,882
Dilutive effect of stock options	1,942,988	1,220,232

Diluted EPS—weighted average common shares outstanding	32,802,814	32,016,114

NOTE 9:    CONSOLIDATING FINANCIAL INFORMATION

        Blount, a wholly-owned subsidiary of Blount International, has two registered debt securities that have different guarantees: 1) 7% Senior Notes due June 15, 2005, and 2) 13% Senior Subordinated Notes due August 1, 2009. The 7% Senior Notes are fully and unconditionally, jointly and severally, guaranteed by Blount International. Holders have first priority interest in all the shares or other equity interest of all domestic subsidiaries and other entities, first priority mortgage on all principal domestic properties, and the pledge of 65% of outstanding shares of first tier foreign subsidiaries and other entities. These interests are held in pari passu, ratably, with our secured lenders. The 13% Senior Subordinated Notes are unconditionally guaranteed by us and all of our domestic subsidiaries ("guarantor subsidiaries"). All guarantor subsidiaries of the 13% Senior Subordinated Notes are 100% owned, directly or indirectly, by us. We expect that the guarantor subsidiaries for Blount's new notes will be the same as those that guarantee Blount's 13% Senior Subordinated Notes. While Blount International and all of its domestic subsidiaries guarantee the 13% Senior Subordinated Notes, none of Blount's existing foreign subsidiaries ("non-guarantor subsidiaries") guarantee the 13% Senior

Subordinated Notes. The following consolidating financial information sets forth condensed consolidating financial information, statements of operations and the balance sheets and cash flows of Blount International, Blount, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries (in millions).

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING FINANCIAL INFORMATION

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF OPERATIONS
Sales		$113.4	$36.9	$57.9	$(42.6)	$165.6
Cost of sales		81.6	29.0	42.3	(44.3)	108.6

Gross profit		31.8	7.9	15.6	1.7	57.0
Selling, general and administrative expenses		17.9	4.8	7.1		29.8

Operating income		13.9	3.1	8.5	1.7	27.2
Interest expense	$(5.1)	(12.1)	(0.1)	(0.1)		(17.4)
Interest income
Other income (expense) net		0.3		(0.2)		0.1

Income (loss) from continuing operations before income taxes	(5.1)	2.1	3.0	8.2	1.7	9.9
Provision (benefit) for income taxes			0.1	2.9		3.0

Income (loss) from continuing operations	(5.1)	2.1	2.9	5.3	1.7	6.9
Equity in earnings (losses) of affiliated companies, net	12.0	9.8			(21.8)

Net income (loss)	$6.9	$11.9	$2.9	$5.3	$(20.1)	$6.9

NOTE 9:    CONSOLIDATING FINANCIAL INFORMATION

For the First Quarter
Ended March 31, 2003

	Blount Interna- tional, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF OPERATIONS
Sales		$80.8	$28.8	$47.8	$(34.5)	$122.9
Cost of sales		56.0	22.8	35.5	(34.2)	80.1

Gross profit		24.8	6.0	12.3	(0.3)	42.8
Selling, general and administrative expenses		13.9	4.5	5.9		24.3

Restructuring expenses		0.2				0.2

Operating income (loss)		10.7	1.5	6.4	(0.3)	18.3
Interest expense	$(5.0)	(12.5)	(0.1)			(17.6)
Interest income		0.2		0.1		0.3
Other income (expense) net		0.1		(0.2)		(0.1)

Income (loss) from continuing operations before income taxes	(5.0)	(1.5)	1.4	6.3	(0.3)	0.9
Provision (benefit) for income taxes	(2.3)	0.2	0.6	1.9		0.4

Income (loss) from continuing operations	(2.7)	(1.7)	0.8	4.4	(0.3)	0.5
Equity in earnings (losses) of affiliated companies, net	3.2	4.9	0.2		(8.3)

Net income (loss)	$0.5	$3.2	$1.0	$4.4	$(8.6)	$0.5

March 31, 2004

	Blount Interna- tional, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
BALANCE SHEET
ASSETS
Current assets:
Cash and cash equivalents		$1.0	$(0.4)	$17.8		$18.4
Accounts receivable, net		41.1	18.7	21.8		81.6

Intercompany receivables		289.1	44.1	11.8	$(345.0)
Inventories		31.2	22.2	20.5		73.9
Other current assets		24.0	0.5	1.7	(0.2)	26.0

Total current assets		386.4	85.1	73.6	(345.2)	199.9
Investments in affiliated companies	$(19.8)	220.9		(2.1)	(199.0)

Property, plant and equipment, net		26.7	33.2	31.8		91.7
Goodwill		39.7	30.6	6.6		76.9
Other assets		29.2	0.1	7.6		36.9

Total Assets	$(19.8)	$702.9	$149.0	$117.5	$(544.2)	$405.4

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Notes payable and current maturities of long-term debt		$6.3		$1.0		$7.3

Accounts payable		22.0	$7.0	7.7		36.7
Intercompany payables	$345.0				$(345.0)

Accrued expenses		43.3	9.8	11.2	(0.2)	64.1

Total current liabilities	345.0	71.6	16.8	19.9	(345.2)	108.1
Long-term debt, exclusive of current portion	23.1	575.4		4.4		602.9

Deferred income taxes, exclusive of current portion		0.4		2.4		2.8
Other liabilities	2.4	75.4	3.1	1.0		81.9

Total Liabilities	370.5	722.8	19.9	27.7	(345.2)	795.7

Stockholders Equity (Deficit)	(390.3)	(19.9)	129.1	89.8	(199.0)	(390.3)

Total Liabilities and Stockholders' Equity (Deficit)	$(19.8)	$702.9	$149.0	$117.5	$(544.2)	$405.4

DECEMBER 31, 2003

	Blount Interna- tional, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
BALANCE SHEET
ASSETS
Current assets:
Cash and cash equivalents		$13.7	$(0.6)	$22.1		$35.2
Accounts receivable, net		36.4	10.0	18.0		64.4
Intercompany receivables		289.7	37.6	10.6	$(337.9)
Inventories		28.4	21.1	18.2		67.7
Other current assets		24.5	0.6	1.2	(0.2)	26.1

Total current assets		392.7	68.7	70.1	(338.1)	193.4
Investments in affiliated companies	$(34.7)	201.0		0.2	(166.5)
Property, plant and equipment, net		27.6	33.5	30.9		92.0
Goodwill		39.7	30.7	6.5		76.9
Other assets		33.0		5.1		38.1

Total Assets	$(34.7)	$694.0	$132.9	$112.8	$(504.6)	$400.4

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Notes payable and current maturities of long-term debt		$5.6		$1.0		$6.6
Accounts payable		17.0	$5.8	6.9		29.7
Intercompany payables	$337.9				$(337.9)
Accrued expenses		54.0	8.1	11.8	(0.2)	73.7

Total current liabilities	337.9	76.6	13.9	19.7	(338.1)	110.0
Long-term debt, exclusive of current portion	22.2	581.7				603.9
Deferred income taxes, exclusive of current portion		0.4		2.4		2.8
Other liabilities	2.6	70.0	2.9	5.5		81.0

Total Liabilities	362.7	728.7	16.8	27.6	(338.1)	797.7

Stockholders Equity (Deficit)	(397.4)	(34.7)	116.1	85.2	(166.5)	(397.3)

Total Liabilities and Stockholders' Equity (Deficit)	$(34.7)	$694.0	$132.9	$112.8	$(504.6)	$400.4

For the First Quarter
Ended March 31, 2004

	Blount Interna- tional, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF CASH FLOWS
Net cash provided by (used in) operating activities	$(0.2)	$(10.7)	$0.6	$(1.8)		$(12.1)

Purchases of property, plant and equipment		(0.8)	(0.4)	(2.3)		(3.5)

Net cash (used in) investing activities		(0.8)	(0.4)	(2.3)		(3.5)

Cash flows from financing activities:

Reduction of debt		(1.1)		(0.2)		(1.3)
Exercise of stock options	0.2					0.2
Other financing activities		(0.1)				(0.1)

Net cash provided by (used in) financing activities	0.2	(1.2)		(0.2)		(1.2)

Net increase (decrease) in cash and cash equivalents		(12.7)	0.2	(4.3)		(16.8)
Cash and cash equivalents at beginning of period		13.7	(0.6)	22.1		35.2

Cash and cash equivalents at end of period	$0.0	$1.0	$(0.4)	$17.8		$18.4

For the First Quarter
Ended March 31, 2003

	Blount Interna- tional, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF CASH FLOWS
Net cash provided by (used in) operating activities	$(1.9)	$(7.0)	$0.3	$(0.6)		$(9.2)

Cash flows from investing activities:
(Payments for) proceeds from sales of property, plant and equipment		(0.5)				(0.5)
Purchases of property, plant and equipment		(3.2)	(0.1)	(0.7)		(4.0)

Net cash (used in) investing activities		(3.7)	(0.1)	(0.7)		(4.5)

Cash flows from financing activities:
Reduction of debt		(0.8)				(0.8)
Advances from (to) affiliated companies	1.9	(1.5)	(0.4)

Net cash provided by (used in) financing activities	1.9	(2.3)	(0.4)	0.0		(0.8)

Net increase (decrease) in cash and cash equivalents		(13.0)	(0.2)	(1.3)		(14.5)
Cash and cash equivalents at beginning of period		16.3	(0.1)	10.2		26.4

Cash and cash equivalents at end of period	$0.0	$3.3	$(0.3)	$8.9		$11.9

NOTE 10:    DEBT AND FINANCING AGREEMENTS

        On January 31, 2001, we amended the terms of our credit facilities related to $400 million in term loans and $100 million in revolving credit facility. The amendment was entered into, in part, to avoid a possible default under the covenants for the leverage and interest coverage ratios of the credit facilities. The amendment eased the financial covenants through March 31, 2002, increased the interest rate on outstanding amounts under the credit facilities until more favorable financial ratios were achieved, and required an amendment fee. The amendment also required an infusion of $20 million in the form of equity capital or mezzanine financing. On March 2, 2001, an affiliate of Lehman Brothers, Inc., our principal stockholder, invested $20 million in Blount International in exchange for a convertible preferred equivalent security, together with warrants for 1,000,000 shares of our common stock (or approximately 3% of the outstanding shares of common stock of Blount International) that are exercisable immediately at a price of $0.01 per share. The convertible preferred equivalent security can be converted into convertible preferred stock at the option of the holder as a result of our stockholders passing an amendment to the Certificate of Incorporation authorizing the issuance of a class, or classes, of preferred stock at the Annual Meeting of Stockholders held on April 19, 2001. We have recorded the fair value of the warrants at $7 million as a credit to additional paid-in capital and a debt discount to the $20 million security.

        During 2001, we would not have been in compliance with certain of our debt covenants except for the fact that, in connection with the sale of the Sporting Equipment Group, we and our lenders amended the covenants; as a result, we were in compliance with all debt covenants as of and for the years ended December 31, 2002 and 2003 and the first quarter ended March 31, 2004.

        On May 15, 2003 we entered into a new senior credit facility replacing the previous credit facility. The new credit facility consists of a $67.0 million revolving credit facility, a Term A loan of up to $38.0 million and a Term B loan of up to $85.0 million. These loans are collateralized by certain of our assets, some of which are held in trust in pari passu, ratably, with Blount's 7% Senior Notes. The new credit facility is subject to certain reporting and financial covenant compliance requirements. Specifically, we must meet minimum EBITDA thresholds and maintain a certain fixed coverage ratio, which is defined as EBITDA divided by the sum of cash interest paid, capital spending, cash income taxes paid and scheduled debt repayments. We were in compliance with these covenants as of March 31, 2004.

        Long-term debt at March 31, 2004 and December 31, 2003 consisted of the following:

(Dollar amounts in millions)	March 31, 2004	December 31, 2003
13% Senior subordinated notes	$323.2	$323.2
7% Senior notes	149.7	149.7
Term loans	114.2	115.5
Revolving credit facility
12% preferred equivalent security	23.1	22.1

Total Debt	610.2	610.5
Less current maturities	(7.3)	(6.6)

Total long-term debt	$602.9	$603.9

NOTE 11:    GOODWILL AND OTHER INTANGIBLE ASSETS

        Effective January 1, 2002, we adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." Under the provisions of SFAS No. 142, amortization of goodwill and indefinite-lived intangible assets is prohibited. Also, SFAS No. 142 established two broad categories of intangible assets: definite-lived intangible assets which are subject to amortization and indefinite-lived intangible assets which are not subject to amortization. For additional information on the impact to us of the adoption of SFAS No. 142, see Note 4 to the 2003 Annual Report on Form 10-K.

NOTE 12:    PENSION AND POST-RETIREMENT BENEFIT PLANS

        A summary of the components of net periodic pension cost, a noncash item, for the quarter ended March 31 is as follows:

	Pension Benefits		Other Post-retirement Benefits
(Dollar amounts in millions)	2004	2003	2004	2003
Components of net periodic benefit cost:
Service cost	$1.2	$1.2	$0.1	$0.1
Interest cost	2.1	2.1	0.5	0.5
Expected return on plan assets	(1.8)	(1.6)
Amortization of prior service cost	0.1	0.1
Amortization of net (gain) loss	0.5	0.6	0.2	0.2

Total net periodic benefit cost	$2.1	$2.4	$0.8	$0.8

        We previously disclosed in our financial statements for the year ended December 31, 2003 that we expected to contribute approximately $14 million to our domestic pension plan in 2004. We do not expect to make any contributions to our other post retirement benefit plans during 2004. As of March 31, 2004, $0.6 million in contributions have been made and an additional $13.4 million is expected to be made by December 31, 2004.

NOTE 13:    NEW ACCOUNTING PRONOUNCEMENTS

        In 2003, the FASB revised Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". The FASB's revision of Statement No. 132 requires new annual disclosures about the types of plan assets, investment strategy, measurement date, plan obligations and cash flows, as well as the components of the net periodic benefit cost recognized in interim periods. In addition, SEC registrants are now required to disclose estimates of contributions to the plan during the next fiscal year and the components of the fair value of total plan assets by type (i.e. equity securities, debt securities, real estate and other assets). We adopted the provisions of Statement No. 132 (revised) except for expected future benefit payments, which must be disclosed for fiscal years ending after June 15, 2004.

12,000,000 Shares

Common Stock

PROSPECTUS
AUGUST 4, 2004

Joint Book-Running Lead Managers

LEHMAN BROTHERS
JPMORGAN

Joint-Lead Manager

UBS INVESTMENT BANK

ROBERT W. BAIRD & CO.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Recent Developments
Lehman Brothers Merchant Banking Group
The Refinancing Transactions
Organizational Chart
The Share Offering
Summary Historical Consolidated Financial and Other Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
TRADEMARK NOTICE
USE OF PROCEEDS
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Unaudited Pro Forma Condensed Consolidated Balance Sheet
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Outdoor Products Segment—Products Summary (Dollar amounts in millions)
Industrial and Power Equipment Segment—Products Summary (Dollar amounts in millions)
MANAGEMENT
Summary Compensation Table
Option Grants in Calendar Year 2003
Aggregate Option Exercises in 2003 and Year-End Option Values
Pension Plan Table
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OUR INDEBTEDNESS
DESCRIPTION OF OUR CAPITAL STOCK
THE NOTE OFFERING
MARKET INFORMATION
CERTAIN U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES Consolidated Statements of Income (Loss)
BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES Consolidated Balance Sheets
BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows
BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES Consolidated Statement of Changes in Stockholders' Equity (Deficit)
BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED FINANCIAL INFORMATION For the Year Ended December 31, 2003
For the Year Ended December 31, 2002
For the Year Ended December 31, 2001
December 31, 2003
December 31, 2002
For the Year Ended December 31, 2003
For the Year Ended December 31, 2002
For the Year Ended December 31, 2001
BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES Unaudited Consolidated Statements of Income
BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES Unaudited Consolidated Balance Sheets
BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES Unaudited Consolidated Statements of Cash Flows
BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES Unaudited Consolidated Statements of Changes In Stockholders' Equity (Deficit)
BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATING FINANCIAL INFORMATION
For the First Quarter Ended March 31, 2003
March 31, 2004
DECEMBER 31, 2003
For the First Quarter Ended March 31, 2004
For the First Quarter Ended March 31, 2003